  As filed with the Securities and Exchange Commission on September 11, 2000

                                                Registration No. 333-41312
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             Amendment No. 1

                                    to
                                   FORM S-1

                         REGISTRATION STATEMENT UNDER
                          The Securities Act of 1933
                             Metavante Corporation
            (Exact Name of Registrant as Specified in its Charter)

        Wisconsin                    7374                    39-1165550
     (State or other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of      Industrial Classification      Identification No.)
     Incorporation or            Code Number)
      Organization)

                           4900 West Brown Deer Road
                       Brown Deer, Wisconsin 53223-2459
                                (414) 357-2290
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------

                           Joseph L. Delgadillo
                     President and Chief Executive Officer
                             Metavante Corporation

                           4900 West Brown Deer Road
                       Brown Deer, Wisconsin 53223-2459
                                (414) 357-2290

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies to:

   Randall J. Erickson      N. "Norrie" J. Daroga          Thomas A. Cole
   Godfrey & Kahn, S.C.     Senior Vice President,        Sidley & Austin
  780 North Water Street    Secretary and General     10 South Dearborn Street
   Milwaukee, Wisconsin            Counsel            Chicago, Illinois 60603
          53202             Metavante Corporation          (312) 853-7000
      (414) 273-3500      4900 West Brown Deer Road
                            Brown Deer, Wisconsin
                                  53223-2459
                                (414) 357-2290

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as is practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Title of each class of                Proposed maximum Proposed maximum
    securities to be     Amount to be   offering price      aggregate          Amount of
       registered        registered(1)   per share(2)   offering price(2) registration fee(3)
---------------------------------------------------------------------------------------------
Common stock, $.01 par
 value..................  18,975,000         $13          $246,675,000          $65,123

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Includes shares subject to sale pursuant to the underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

(3) A registration fee of $52,800 was paid with the initial filing of the Registrant's Registration Statement on Form S-1 on July 13, 2000. The difference between the revised registration fee and the fee already paid is being paid with this filing.


                                ---------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. Although we + +are permitted by U.S. federal securities laws to offer these securities using + +this prospectus, we may not sell them or accept your offer to buy them until + +the registration statement filed with the SEC relating to these securities + +has been declared effective by the SEC. This prospectus is not an offer to +
+sell these securities or our solicitation of your offer to buy these          +
+securities in any jurisdiction where that would not be permitted or legal.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION--September 11, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus
            , 2000


                             Metavante Corporation

                     16,500,000 Shares of Common Stock

--------------------------------------------------------------------------------

    Proposed Symbol &
    Market:                   . Following this
                                offering, Marshall &
                                Ilsley Corporation,
                                our parent company,
                                will continue to own
                                approximately 84.1%
                                of our common stock
                                and will be able to
                                determine the
                                outcome of all
                                corporate actions
                                requiring
                                shareholder
                                approval.

    . MVNT/Nasdaq National
      Market

    The Offering:

    . We are offering
      16,500,000 shares of
      our common stock.

    . The underwriters
      have an option to
      purchase up to an
      additional 2,475,000
      shares from us to
      cover over-
      allotments.

                              . We will retain $100
                                million of the net
                                proceeds of this
                                offering after the
                                repayment of an
                                intercompany payable
                                to M&I. The balance
                                of the net proceeds,
                                approximately $14.6
                                million assuming an
                                initial public
                                offering price of
                                $12 per share, will
                                be paid as a
                                dividend which only
                                M&I will receive.

    . This is our initial
      public offering, and
      we anticipate that
      the initial public
      offering price will
      be between $11 and
      $13 per share.

    -------------------------------------------------

                             Per Share      Total
    ---------------------------------------------
     Public offering price:  $            $
     Underwriting fees:
     Proceeds to Metavante:

    -------------------------------------------------

  This investment involves risks. See "Risk Factors" beginning on page 7.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

    Joint Book-Running Managers


Donaldson, Lufkin & Jenrette

                         Credit Suisse First Boston

                                                      Salomon Smith Barney

UBS Warburg LLC
                           Robert W. Baird & Co.
                                                            DLJdirect Inc.

                             [Metavante logo]

We are a provider of integrated solutions that enable financial services providers to initiate and process a board range of financial transactions electronically, including on the Internet.

Our solutions enable our clients to compete more effectively in their markets by eliminating the need to own and maintain the technology necessary to run their businesses and provide market-ready, leading-edge products and services to their customers.

We have been providing community and regional banks with dependable, outsourced account processing services with a high level of customer service since 1964. Since that time we:

 . Processed the first Internet banking transaction in October 1995

 . Introduced Internet bill payment in 1997 and Internet business banking in
  1999

 . Our solutions originated and/or processed over 6.4 billion transactions for over 90 million consumer and business bank accounts in 1999

 . Twenty of the largest 20 and 72 of the largest 100 U.S. banks were Metavante clients as of June 30, 2000

As of June 30, 2000, Metavante Corporation employed 3,842 full- and part-time employees.

[Pictures of employees]

Business to Business to Consumer

                        [Diagram of product suite]

Metavante organizes its business in two segments: eFinance solutions and financial technology solutions. Each segment offers products and services to meet the needs of its clients and the particular market served.

                             [Metavante logo]

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or any sale of the common stock.


                               TABLE OF CONTENTS

                                      Page
Prospectus Summary..................     2
Risk Factors........................     7
Forward-Looking Statements..........    17
Our Separation From Marshall &
 Ilsley Corporation.................    17
Use of Proceeds.....................    20
Dividend Policy.....................    20
Capitalization......................    21
Dilution............................    22
Selected Condensed and Consolidated
 Financial Data.....................    23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................    25

                                     Page
Business...........................    41
Management.........................    59
Relationship With M&I..............    72
Certain Transactions...............    78
Principal Shareholder..............    78
Description of Capital Stock.......    79
Shares Eligible for Future Sale....    83
Underwriting.......................    85
Legal Matters......................    88
Experts............................    88
Additional Information.............    88
Index to Condensed and Consolidated
 Financial Statements..............   F-1

                               PROSPECTUS SUMMARY

     Metavante Corporation, a wholly-owned subsidiary of Marshall & Ilsley Corporation, operates certain businesses previously operated as the M&I Data Services division of Marshall & Ilsley Corporation. Except as otherwise noted herein, the information in this prospectus gives effect to the contribution of such businesses to Metavante. As used in this prospectus, unless the context otherwise requires, (i) "Metavante," "we," "us" or "our" refers to Metavante Corporation and its subsidiaries and (ii) "M&I" refers to Marshall & Ilsley Corporation and its subsidiaries other than Metavante. In addition, unless otherwise indicated, all information in this prospectus has been adjusted to reflect (i) the filing of our Restated Articles of Incorporation and (ii) a 1,740,000 for 1 stock split in the form of a stock dividend.

                             Metavante Corporation

Our Business

     We are a provider of integrated solutions that enable financial services providers to initiate and process a broad range of financial transactions electronically, including through the Internet. Our integrated financial transaction processing, outsourcing, software and consulting solutions provide virtually all of the technology that a financial services provider needs to run its operations. We are an application service provider, which means that we enable our clients to access and utilize our solutions over public and private networks. As our clients strive to provide market-ready, leading-edge products and services, our solutions free them from the need to own, manage and continuously update the technology required to support their financial product offerings which, in turn, enables them to compete more effectively.

     We began operations in 1964, providing community and regional banks with dependable, outsourced account processing services. Since then, we have established ourselves as a provider of innovative, high quality solutions to the financial services industry, processing the first ever Internet banking transaction in October 1995 and introducing new products and services such as Internet bill payment in 1997 and Internet business banking in 1999. In 1999, our solutions were used to originate and/or process over 6.4 billion transactions for over 90 million consumer and business customer bank accounts. As of June 30, 2000, we had over 3,300 clients comprised of some of the nation's largest banks, mid-tier and community banks, Internet banks and non-traditional financial services providers. Our clients include M&I, Bank of America Corporation, Washington Mutual, Inc., FleetBoston Financial Corporation, Provident Bank of Maryland, First Midwest Bancorp, Inc., AAA and USAA.

Our Market Opportunity

     Over the past 20 years, the financial services industry has become significantly more information intensive. Technological innovation and, more recently, the growth of the Internet have created increasing demand among consumers for greater product and service convenience. However, financial services providers are often constrained in their ability to offer innovative products and services by the design and capacity of existing systems and by the lack of requisite technical expertise.

     Other challenges faced by financial services providers include regulatory changes and consolidation trends. New entrants into the financial services industry, such as Internet banks, insurance companies, brokerages and affinity groups, are seeking solutions to offer banking services to their customers that previously could be offered only by traditional banks, savings and loans and credit unions. These traditional institutions, in turn, are faced with new competitors targeting their most profitable customers. In order to remain competitive, these providers must integrate new capabilities and technologies into their product and service offerings. In addition, consolidation among financial services providers has made it imperative for industry participants to gain access to cost-effective, scalable solutions.

     Both traditional and non-traditional financial services providers increasingly view technology as critical to improving customer service levels and retaining and expanding their customer bases. Moreover, dramatic changes in the financial services landscape and the speed with which new products and services must be brought to market have required financial services providers to focus on their core competencies. As a result, financial services providers have become more inclined to outsource technology requirements which can be more efficiently handled by a third party. We believe that our suite of products and services responds to the market need for an outsourced technology solution. Our products provide comprehensive solutions, which are modular, flexible and integrated, enabling clients to select those products and services which best suit their needs, and solutions which allow financial services providers to introduce new products and services and enhance existing offerings quickly.


     Our goal is to be the leading provider of financial transaction solutions. We intend to achieve this goal by:

   . expanding existing client relationships,

   . adding new clients in both existing markets and in new markets,

   . continuing to adapt all of our products and services for use over the Internet and develop new products and services that employ Internet technologies,

   . maximizing recurring revenues, and

   . seeking strategic investments in, acquisitions of and alliances with complementary businesses and technologies.

Our Separation from Marshall & Ilsley Corporation

     Prior to this offering, we were a wholly-owned subsidiary of M&I. M&I is the second largest bank holding company headquartered in Wisconsin. M&I's principal assets are the stock of its bank and non-bank subsidiaries and the stock of Metavante. M&I's common stock is publicly traded on the New York Stock Exchange under the symbol "MI."

     After completion of this offering, M&I will continue to own approximately 84.1% of the outstanding shares of our common stock, or approximately 82.1% if the underwriters exercise their over-allotment option in full. As long as M&I continues to own a majority of our outstanding stock, M&I will be able to elect all our directors and determine the outcome of our corporate actions requiring shareholder approval. In addition, we will continue to derive a substantial portion of our revenues from M&I in future periods. For the year ended December 31, 1999 and the six months ended June 30, 2000, revenues from M&I represented approximately 10.4% and 11.0% of our total revenues.

     M&I currently plans to complete its divestiture of Metavante by distributing all of the shares of Metavante owned by M&I to the holders of M&I's common stock within one year following completion of this offering. However, M&I is not obligated to complete the distribution, and the distribution may not occur by the anticipated time or at all. M&I will, in its sole discretion, determine the timing, structure and terms of the distribution. M&I's divestiture is subject to receiving a private letter ruling from the Internal Revenue Service that the distribution will be tax-free to M&I shareholders and that our separation from M&I qualifies as a reorganization for U.S. federal tax purposes. If M&I does not receive a private letter ruling from the Internal Revenue Service regarding the tax-free nature of the distribution, M&I may determine to proceed with the distribution without the private letter ruling, or M&I may abandon the distribution. If M&I abandons the distribution, M&I will continue to be our controlling shareholder.

Information About Us

     We were formerly operated as part of the M&I Data Services division of M&I. In anticipation of this offering, the assets and liabilities relating to our business were contributed to Metavante Corporation, a wholly-owned subsidiary of M&I. Our principal executive offices are located at 4900 West Brown Deer Road, Brown Deer, Wisconsin 53223-2459, and our telephone number is
(414) 357-2290. Our Internet address is www.metavante.com. The information contained on our website is not part of this prospectus.

                                  The Offering

Common stock offered..... 16,500,000 shares

Common stock outstanding
 immediately after this
 offering................ 103,500,000 shares

Common stock held by M&I
 immediately after this
 offering................ 87,000,000 shares

Use of proceeds.......... We will retain $100 million of the net proceeds of this offering after the repayment of an intercompany
                          payable to M&I. The balance of the net proceeds,
                          approximately $14.6 million assuming an initial
                          public offering price of $12 per share, will be paid
                          as a dividend which only M&I will receive. We plan
                          to use the $100 million we retain for general
                          corporate purposes and potential investments in, or
                          acquisitions of, complementary businesses and
                          technologies. As of June 30, 2000, the amount of the
                          intercompany payable to M&I was $67 million.

Proposed Nasdaq National
 Market symbol........... MVNT

     The foregoing information is based on 87,000,000 shares outstanding immediately prior to this offering, all of which are owned by M&I. Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 2,475,000 shares of common stock that the underwriters have the option to purchase. If the underwriters exercise in full their option to purchase additional shares, 105,975,000 shares of common stock will be outstanding after this offering.

     The number of shares of our common stock to be outstanding immediately after this offering listed above does not take into account options issuable at the time of the distribution in connection with the conversion of options issued under M&I's incentive plans. We have also granted options to purchase 2,650,000 shares of our common stock effective as of the closing date of this offering with an exercise price equal to the initial public offering price of our common stock.

     As of the date of this prospectus, it is not possible to determine how many options for shares of Metavante common stock will be issued at the time of the distribution. Holders of our common stock will experience dilution as a result of such issuance. If all options issued under M&I's incentive plans that can be converted into Metavante options are so converted at the time of the distribution, and if the market prices assumed for M&I and Metavante common stock are $38 and $12, respectively, approximately 9,547,000 options for shares of Metavante common stock would be issued for M&I options outstanding as of July 31, 2000 at an average exercise price of approximately $11.03 per share.

             Summary Condensed and Consolidated Financial Data

     The following tables present our summary condensed and consolidated financial and other operating data. The data presented in these tables are from "Selected Condensed and Consolidated Financial Data" and our historical consolidated financial statements and pro forma condensed financial statements and related notes included elsewhere in this prospectus. You should read those sections for a further explanation of the data summarized here.

     The historical consolidated financial information is not indicative of our future performance and does not reflect what our financial position or results of operations would have been had we been operated as a separate, stand-alone entity during the periods presented. The pro forma condensed financial information is provided for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had this offering taken place and our new agreements with M&I been in place on January 1, 1999.

                                         Years Ended December 31,                 Six Months Ended June 30,
                          ------------------------------------------------------ ---------------------------
                                                                       Pro Forma                   Pro Forma
                            1995     1996     1997     1998     1999    1999(3)    1999     2000    2000(3)
                                         (In thousands, except per share and operating data)
Statements of
 Income Data:
Total revenues..........  $252,565 $318,840 $381,762 $471,559 $546,384 $541,384  $256,407 $288,970 $286,470
Income from operations..    27,990   23,164   49,366   58,406   73,030   68,030    32,337   39,754   37,254
Income before taxes.....    24,047   19,335   46,517   55,641   66,198   64,334    30,404   35,760   35,350
Net income..............    16,168   15,046   27,471   32,605   36,907   35,835    16,402   20,617   20,381
Basic and diluted net
 income per share.......  $   0.19 $   0.17 $   0.32 $   0.37 $   0.42 $   0.38  $   0.19 $   0.24 $   0.22
                          ======== ======== ======== ======== ======== ========  ======== ======== ========
Shares used in computing
 basic and diluted net
 income per share(1) ...    87,000   87,000   87,000   87,000   87,000   93,800    87,000   87,000   93,800
Operating Data:
No. of electronic
 transactions completed,
 in billions(2).........       --       3.1      4.3      5.6      6.4      --        3.3      3.4      --

                                                                   As of
                                                               June 30, 2000
                                                           ---------------------
                                                            Actual  Pro Forma(3)
                                                              (In thousands)
Balance Sheet Data:
Total assets.............................................. $555,743   $655,743
Long-term debt............................................   71,224      4,224
Shareholder's equity......................................  255,825    422,825

--------------------

(1) Does not reflect any incremental shares that would result if any M&I stock options are converted to tandem stock options if M&I distributes its Metavante shares to its shareholders.

(2) Numbers are approximations for the periods indicated based on internal processing records. Information is not available prior to 1996. An "electronic transaction" is defined as any transaction related to bill payment activity, which commenced in 1999, integrated banking system account activity, automated teller machine activity, debit and credit card usage and trust activities that is effected by electronic means, whether over the Internet or otherwise. The number of electronic transactions completed is an indicator of recurring revenue, which is Metavante's primary source of revenue.

(3) The pro forma data assume that the sale of 16,500,000 shares of common stock offered hereby at an initial public offering price of $12 per share and the application of the net proceeds therefrom occurred on January 1, 1999. In addition, the pro forma data reflect the effect of our new agreements with M&I, as if they had been entered into on January 1, 1999. The pro forma net income per share amounts are based on the 87,000,000 shares previously outstanding plus 5,583,000 shares of common stock, the proceeds from which will be used to repay intercompany debt to M&I, and 1,217,000 shares of common stock, the proceeds from which will be used for a dividend to M&I.

                                 RISK FACTORS

     You should carefully consider the following risk factors before deciding to purchase shares of our common stock. We have separated the risks into three categories:

   . risks relating to our business and industry,

   . risks relating to our relationship with and separation from M&I, and

   . risks relating to the securities markets and ownership of our common stock.

Risks Relating to Our Business and Industry

 Ongoing consolidation within the banking and financial services industry could adversely affect our financial results

     Ongoing consolidation within the banking and financial services industry could result in a smaller number of purchasers for our products and services. As banks and other financial services providers consolidate, they may experience a realignment of management responsibilities and a reexamination of strategic and purchasing decisions and we may lose relationships with key constituencies within our clients' organizations due to budget cuts, layoffs or other disruptions. As these financial services providers grow, we may not be able to adapt to and accommodate their increasingly sophisticated needs. In addition, acquiring institutions may have their own in-house systems or outsource to competitors. The loss of business due to consolidation, in particular the loss of a large client to consolidation, such as M&I, could materially adversely affect our business, operating results and financial condition.

 We are dependent upon M&I and our distributors for a significant portion of our business

     We derive a significant portion of our revenues from M&I. For the year ended December 31, 1999 and the six months ended June 30, 2000, revenues from M&I represented approximately 10.4% and 11.0% of our total revenues, respectively. We expect that M&I will continue to account for a substantial portion of our revenues for the foreseeable future. If we lose M&I as a client, our business, operating results and financial condition would be materially adversely affected.

     We have entered into non-exclusive distribution agreements with several leading home banking providers, including Digital Insight Corporation, FundsXpress, Inc., Jack Henry & Associates, Inc., S1 Corporation, Corillian Corporation and VIFI (Virtual Financial), all of which resell our electronic bill payment solution as part of their home banking products. Because we are particularly dependent upon Digital Insight Corporation as a distributor of our electronic bill payment solution, the loss of Digital Insight Corporation as a distributor of this product could have a material adverse effect on our business, operating results and financial condition in general, and our eFinance solutions segment in particular. Our distribution agreement with Digital Insight Corporation is currently being renegotiated, and we cannot make any assurances as to whether the revised agreement will have terms similar to, or as favorable as, our existing agreement. In addition, several of these distributors, including Digital Insight Corporation, also compete with us in a number of related markets, which increases the risk of losing one or more of these companies as distributors of our products.

     We recently entered into an agreement with Spectrum EBP, L.L.C. pursuant to which Spectrum has agreed to market and use our electronic bill payment services. Spectrum is a joint venture of The Chase Manhattan Bank, First Union National Bank and Wells Fargo Bank N.A. This agreement with Spectrum is important to the future prospects of our eFinance solutions business, and the loss of this agreement for whatever reason could result in a material adverse effect on our business, operating results and financial condition.

 We face intense competition in all areas of our business

     The markets for our products and services are intensely competitive and we expect to face increased competition in the future as new companies enter our market and existing competitors expand their product lines and services. Competitors vary in size and in the scope and breadth of their products and services. Some of our current and potential competitors have better name recognition and significantly greater resources than we do, and many of our competitors are consolidating, creating larger competitors with even greater resources and broader product lines. In addition, many of our competitors have established, or may in the future establish, cooperative relationships or strategic alliances among themselves or with third parties to compete with our products and services. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire market share to our detriment. Currently, CheckFree Holdings Corporation is a dominant competitor of ours in the electronic bill payment and presentment marketplace. We also face competition from our clients and potential clients who develop their own financial services solutions. Our inability to compete successfully against any of these competitive pressures could result in a material adverse effect on our business, operating results and financial condition.

 We rely on the continued functioning of our data centers and the integrity of the data we process

     Our data centers are an integral part of our business. Our ability to protect our data centers, particularly our Wisconsin data centers, against damage from fire, power loss, telecommunications failure and other disasters, is critical to our future. Moreover, because we rely on the integrity of the data we process, if this data is incorrect or somehow tainted, client relations and confidence in our services could be impaired, which would harm our business, operating results and financial condition.

 Network operational difficulties or security problems could damage our reputation and business

     We depend on the reliable operation of network connections from our clients and our clients' end users to our systems. Any material operational problems or outages in these connections and/or systems would cause us to be unable to process transactions in a timely manner for our clients and our clients' end users, resulting in decreased revenues. In addition, any system delays, failures or loss of data, whatever the cause, could reduce client satisfaction with our products and services and harm our current and prospective financial results. While we have not experienced material operational problems or outages within the past 12 months, which we define as problems or outages that would require us to implement our disaster recovery plan, these are serious risks in our industry.

     We also depend on the security of our systems. Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We transmit confidential financial information in providing our services. Users of Internet banking and other electronic commerce services are concerned about the security of transmissions over public networks. Therefore, it is critical that our facilities and infrastructure are perceived by the marketplace to be secure. A material security problem affecting us could damage our reputation, deter financial services providers from purchasing our products, deter their customers from using our products or result in liability to us. Any material security problem affecting our competitors could affect the marketplace's perception of Internet banking and electronic commerce services in general and have the same effects.

 If we are unable to keep pace with evolving technology and changes in the financial services industry, our revenues and future prospects may decline

     The markets for our products and services are characterized by rapid technological change, frequent new product introductions and evolving industry standards. The introduction of products and services embodying new technologies and the emergence of new industry standards can render existing products and services obsolete and unmarketable in short periods of time. We expect new products and services, and enhancements to existing products and services, to be developed and introduced by others, which will compete with the products and services we offer. The life cycles of our products and services are subject to dramatic shifts. Our future success will depend upon our ability to enhance current products and services, to develop and introduce new products and services that keep pace with technological developments and emerging industry standards, to maintain existing and establish new strategic alliances to help us develop and implement new technologies and to address the increasingly sophisticated needs of our clients. There can be no assurance that we will be successful in developing and marketing new products and services or producing enhancements that meet these changing demands, that we will be able to overcome difficulties that could delay or prevent the successful development, introduction and marketing of these products and services, that we will be able to maintain or derive the anticipated benefit from our existing strategic relationships or be able to establish new alliances or that our new products and services and enhancements will adequately meet the demands of the marketplace and achieve market acceptance. If we are unable to develop and introduce new products and services or enhancements in a timely manner, or if a release of a new product or service does not achieve market acceptance, our business, operating results and financial condition could be materially adversely affected.

 Acquisitions may be difficult to integrate, divert management resources or dilute shareholder value

     We have undertaken strategic acquisitions in the past and in the future we may acquire or make investments in complementary companies, products and/or technologies. Future acquisitions could pose numerous risks to our operations, including:

   . problems integrating the purchased operations, personnel, technologies or products,

   . inability of the acquired business to achieve anticipated revenues, earnings or cash flow,

   . unanticipated costs,

   . diversion of resources and management attention from our core businesses,

   . adverse effects on existing business relationships with suppliers and clients and on our ability to enter into new business relationships,

   . entry into markets in which we have limited or no prior experience, and

   . potential loss of key employees, particularly those of the acquired organization.

     Tax requirements related to the distribution by M&I of our common stock may restrict our ability to complete large acquisitions through the issuance of our common stock. In the event we issue our common stock in connection with an acquisition, our current shareholders' percentage ownership in the company will be diluted.

 We may not be able to protect our intellectual property, and we may be subject to infringement claims

     Our future success and ability to compete depends upon the proprietary software we use to provide our eFinance solutions and our financial technology solutions, substantially all of which was developed by or for us. However, this proprietary software is not protected by patents and is only protected by contractual rights and copyright laws. Despite our efforts to protect this intellectual property, a third party could copy or otherwise obtain our proprietary software without authorization, or could develop software competitive to ours. Our competitors may independently develop similar technology, duplicate our products or services or design around our intellectual property rights. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. We may have to litigate to enforce our intellectual property rights or to determine their scope, validity or enforceability. Enforcing or defending our intellectual property rights is expensive, could cause the diversion of our resources and may not prove successful. If we are unable to protect our intellectual property, we may lose a valuable competitive advantage.

     We also may be subject to costly litigation in the event our products or technology infringe upon another party's proprietary rights. We expect software to be increasingly subject to third party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Third parties may have, or may eventually be issued, patents that could be infringed by our products or technology. Any of these third parties could make a claim of infringement against us with respect to our products or technology. Any such claims and any resulting litigation could subject us to significant liability for damages. An adverse determination in any litigation of this type could require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims.

 Litigation over our products could be costly and time consuming to defend

     Since our products are used to deliver services that are integral to our clients' businesses, errors, defects or other performance problems could result in financial or other damages to our clients. Product liability litigation arising from these errors, defects or problems, even if we were successful, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitations of liability provisions that are included in our agreements with our clients.

 We are dependent on senior management; failure to attract and retain skilled technical employees could harm our ability to grow

     We believe that our continued success depends to a significant extent upon the efforts and abilities of our senior management. The loss of the services of any of our executive officers for any reason could have a material adverse effect on our business, operating results and financial condition.

     Our future success will also depend in large part upon our ability to attract and retain highly skilled technical personnel. Because the development of our products and services requires knowledge of computer hardware, operating system software, system management software and application software, our technical personnel must be proficient in a number of disciplines. Competition for such technical personnel is intense, and our failure to hire and retain talented personnel could have a material adverse effect on our business, operating results and financial condition.

     Our future growth, if any, will also require additional sales and marketing, financial and administrative personnel to develop and support new products and services, to enhance and support current products and services and to expand operational and financial systems. There can be no assurance that we will be able to attract and retain the necessary personnel to accomplish our growth strategies and we may experience constraints that could adversely affect our ability to satisfy client demand in a timely fashion.

 Government regulation of the Internet and the financial services industry could harm our business

     As the Internet continues to evolve, government regulation of communications and commerce over the Internet is becoming more prevalent. For example, a recent session of the United States Congress resulted in Internet laws regarding copyrights, taxation and the transmission of specified types of material. Congress also adopted legislation imposing obligations on financial institutions to develop privacy policies, restrict the sharing of non-public customer data with non-affiliated third parties at the customer's request and establish procedures and practices to protect and secure customer data. These privacy provisions, which apply to our financial institution clients and may apply to us, as well as other laws and regulations that are currently in existence or may be adopted which govern communications and commerce over the Internet, could limit the market for Internet-based financial services, impose liability on us for the transmission of protected data and increase our expenses.

     The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Our clients must ensure that our services and related products work within the extensive and evolving regulatory requirements applicable to them. Federal, state or foreign authorities could adopt laws, rules or regulations affecting our clients' businesses which could lead to increased operating costs and could also reduce the convenience and functionality of our products and services, possibly resulting in reduced market acceptance.

 Fluctuations in quarterly operating results could adversely affect the price of our common stock

     Our quarterly operating results have fluctuated in the past. If we fail to meet expectations as a result of any future fluctuations in our quarterly operating results, the market price of our common stock would likely decline. We expect that we may experience fluctuations in future quarters because we cannot accurately predict the number and timing of contracts we will sign in a period, in part because the budget constraints and internal review processes of existing and potential clients are not within our control, and because of the termination fees payable upon the termination of significant client contracts.

     Our future quarterly operating results may also fluctuate based on strategic alternatives, such as alternatives we are currently considering with respect to our M&I EastPoint subsidiary. While we believe a sale of this subsidiary is the most likely scenario, if we discontinued substantially all of M&I EastPoint's operations, we would expect to incur an after-tax charge of approximately $7.0 million. Also, on September 5, 2000, we received a termination payment of $13.7 million from TransPoint Technology & Services LLC as a result of the consummation of a merger between TransPoint and Checkfree Holdings Corporation. TransPoint had been an electronic bill payment client.

Risks Relating to Our Relationship With and Separation From M&I

 We have no history as a stand-alone company; our historical financial information may not be indicative of our results as a separate company

     We are currently a wholly-owned subsidiary of M&I. After this offering, we will be a majority-owned subsidiary of M&I, but will operate as a stand-alone company. M&I will have no obligation to provide assistance to us, except as provided in our agreements with M&I. We cannot assure you that we will be viable as a stand-alone company or that this change will not have an adverse effect on us. Because the financial information included in this prospectus relates to periods during which we were wholly-owned by M&I, it is not necessarily indicative of our future results of operations, financial position and cash flows.

     We intend to enter into an outsourcing agreement with M&I pursuant to which we will continue to provide services to M&I as a client. The terms of this agreement differ from the agreement that was in place during the periods presented in our historical financial statements. We estimate that we would have reported lower revenues of approximately $5.0 million on an annual basis in our historical financial statements had this agreement been in place during the periods presented.

 We will be controlled by M&I as long as it owns a majority of our common stock, and our other shareholders will be unable to affect the outcome of shareholder voting during this time

     After the completion of this offering, M&I will continue to own approximately 84.1% of our outstanding stock, or approximately 82.1% if the underwriters exercise their over-allotment option in full. As long as M&I continues to hold a majority of our outstanding stock, M&I will be able to elect all of our directors and determine the outcome of all corporate actions requiring shareholder approval. While it controls us, M&I will control decisions with respect to:

   . the composition of our board of directors and, through it, any determination with respect to the business direction and policies of our company, including the appointment and removal of officers,

   . the allocation of business opportunities that may be suitable for us and M&I,

   . any determination with respect to mergers or other business combinations,

   . the acquisition or disposition of assets by us,

   . our debt or equity financing, including future issuances of our common stock or other securities, and

   . amendments to our Restated Articles of Incorporation and Bylaws.

 Until the distribution, we may not take any action which would cause M&I to own less than 80.1% of our common stock, which could prevent us from raising additional capital through the issuance of our common stock

     Pursuant to a reorganization agreement with M&I, we have agreed that, until completion of the distribution or notice from M&I that it does not intend to proceed with the distribution, we will not take any action which would cause M&I to own less than 80.1% of our common stock. The effect of this provision may be to prevent us from raising additional capital through the issuance of our common stock.

 We may not realize the benefits of our separation from M&I, and our stock price may decline if M&I does not complete the distribution

     M&I has announced that it intends to distribute to its shareholders all of our common stock that it owns within one year following the completion of this offering. However, M&I is not obligated to complete the distribution, and the distribution may not occur by the anticipated time or at all. If M&I does not complete the distribution, M&I will continue to control us and we may not fully realize the benefits we expect as a result of our separation from M&I. In addition, if the distribution is not completed, the liquidity of our shares in the public market will be limited unless and until M&I elects to sell some of its significant ownership. There are no limits on these sales and a sale or potential sale by M&I could adversely affect market prices. Furthermore, because of the limited liquidity until the distribution occurs, relatively small trades of our stock may have a disproportionate effect on our stock price.

 Potential conflicts of interest may arise between us and M&I that may not be resolved in our favor

     Conflicts of interest may arise between M&I and us in a number of areas relating to our past and ongoing relationships, including:

   . labor, tax, employee benefit, indemnification and other matters arising from our separation from M&I,

   . intellectual property matters,

   . employee retention and recruiting,

   . major business combinations involving us,

   . the nature, quality and pricing of transitional services M&I will provide to us and of services we will provide to M&I as a client, and

   . business opportunities that may be attractive to both M&I and us.

     Because we do not intend to enter into any non-competition arrangements with M&I, there is particular potential for conflicts relating to business opportunities. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

     Moreover, after completion of this offering and the election of three independent directors, who are not affiliated with M&I, we will have a Board of Directors consisting of six members. Two of the members of our Board of Directors also serve on the M&I Board of Directors and are executive officers of M&I. As these individuals perform their duties to M&I and to us, conflicts of interest and conflicting demands on the amount of time these individuals will have available for our affairs may arise. We cannot assure you that any such conflicts will be resolved in our favor.

 The administrative services to be provided to us by M&I may not be sufficient to meet our needs, and we may pay increased costs to replace these services after our agreement with M&I expires

     We intend to enter into an agreement with M&I pursuant to which M&I will provide administrative services to us, including services related to tax, insurance and employee benefit matters. These services may not be provided at the same level as when we were part of M&I, and we may not be able to obtain the same benefits. The administrative services agreement will have an initial term which expires 180 days after completion of this offering, subject to automatic renewal for successive 30-day terms. After the expiration of this agreement, we may not be able to replace the administrative services in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from M&I.

 Our intercompany agreements with M&I are not the result of arm's length negotiations

     We have entered or will enter into various agreements with M&I relating to the organization of our business as a separate entity from M&I, as well as other agreements pursuant to which we will provide services to M&I as a client. All of these agreements were or will be entered into in the context of a parent-subsidiary relationship and were or will be negotiated in the overall context of our separation from M&I. As a result, these agreements may have terms and conditions that may be more or less favorable to us than agreements that are negotiated at arms-length with independent parties. The prices charged to us pursuant to those agreements under which M&I will provide a service to us, and the prices charged by us pursuant to those agreements under which we will provide a service to M&I, may be different from the prices that we may be required to pay to, or the prices that we might be able to receive from, third parties for similar services.

 We are dependent upon M&I to support our offerings

     We currently rely on M&I to provide various services which support our private label banking, trust and investment solutions and card solutions offerings. M&I currently provides these services on a discretionary basis and we expect that M&I will continue to provide these services on a discretionary basis. We may not be able to locate a suitable replacement in the event M&I determines to discontinue providing these services to us, which could have a material adverse effect on our business, operating results and financial condition in general, and our financial technology solutions segment in particular.

 Substantial sales of common stock may occur in connection with the distribution, which could cause our stock price to decline

     Substantially all of the shares of our common stock that M&I intends to distribute to its shareholders will be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, this distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

     Some of the institutional shareholders who receive our common stock in the distribution may not be able to hold the stock because of restrictions in their charters or they may simply not want the stock for a variety of other reasons. Sales of substantial amounts of common stock in the public market, or the perception that such sales might occur because of the distribution or otherwise, could harm the market price of our stock.

Risks Relating to the Securities Markets and Ownership of Our Common Stock

 The sale of shares of common stock eligible for future sale may adversely affect the price of our common stock

     Upon completion of this offering, there will be 103,500,000 shares of our common stock outstanding. The common stock sold in this offering will be freely tradable without restriction by persons other than our "affiliates," as such term is defined in the Securities Act of 1933, as amended. In addition, M&I has announced that it intends to distribute all of the 87,000,000 shares of our common stock it owns to M&I shareholders within one year after this offering. Substantially all of these shares will be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, this distribution, or by M&I if the distribution does not occur. We cannot predict the effect, if any, that future sales of substantial amounts of common stock, or the perception that such sales might occur, will have on the market price of the shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales might occur, could adversely affect prevailing market prices for the common stock. We, our executive officers and directors and M&I and M&I's executive officers and directors have agreed, subject to exceptions such as the distribution, not to offer or sell or enter into any swap or other similar arrangements with respect to any shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston Corporation.

 You will incur substantial dilution in the book value of the shares you purchase in this offering

     The proposed initial public offering price of $12 per share is substantially higher than the book value of $2.94 per share of the common stock as of June 30, 2000. Accordingly, purchasers in this offering will incur immediate and substantial book value dilution of $7.77 per share. Assuming an initial public offering price of $12 per share, purchasers in this offering will incur dilution of $7.92 per share after giving effect to the approximately $14.6 million of the net proceeds of this offering to be paid as a dividend which only M&I will receive.

 We have no prior public market for our common stock; our stock price may be volatile

     Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the Nasdaq National Market, an active, continuous trading market for our common stock may not develop. This means that you may not be able to sell shares of common stock you acquire in this offering easily, if at all. Furthermore, the market price for the common stock could decline below the public offering price set forth on the cover page of this prospectus. We and the representatives of the underwriters will determine the initial public offering price based on the factors described under "Underwriting." This determination may not necessarily equal the intrinsic value, or fix the market value, of the common stock. The trading prices of our common stock could be subject to wide fluctuations in response to the following factors, among others:

   . actual or anticipated variations in our quarterly operating results,

   . announcements of new products, product enhancements, technological innovations, new services or significant business initiatives by us or our competitors,

   . additions or losses of significant clients, and

   . conditions or trends in the Internet, online commerce and/or financial services industries.

     In addition, the stock market recently has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations which have not necessarily been related to their operating performance. These broad market fluctuations could have a material adverse effect on the market price of our common stock.

 Anti-takeover provisions in our organizational documents and state law, and our tax indemnification obligations to M&I, may adversely impact our common stock

     Various provisions of our Restated Articles of Incorporation, Bylaws and change of control severance agreements which we intend to enter into with some of our executive officers could delay, defer or prevent a change of control of Metavante without further action by our shareholders, could discourage potential investors from bidding for our common stock at a premium over the market price of the common stock and could adversely affect the market price of, and the voting and other rights of the holders of, the common stock. In addition, the "anti-takeover" provisions of the Wisconsin Business Corporation Law, among other things, restrict the ability of shareholders to cause a merger or business combination with or obtain control of Metavante. These provisions may be considered disadvantageous by a shareholder. Our tax indemnification obligations to M&I which relate to the distribution may also deter third parties from seeking to acquire control of us.

                        FORWARD-LOOKING STATEMENTS

     This prospectus contains a number of forward-looking statements regarding our operations and business. Statements in this document that are not historical facts are "forward-looking statements." Such forward-looking statements include those relating to:

   . our future business prospects,

   . projected or anticipated product development or introduction,

   . possible acquisitions, and

   . projected revenues, working capital, liquidity, capital needs, interest costs and income.

     The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus. Wherever they occur in this prospectus or in other statements attributable to Metavante, forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Discussions in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are particularly susceptible to risks and uncertainties. Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this prospectus and other factors set forth from time to time in our reports and registration statements filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We disclaim any intent or obligation to update forward-looking statements, subject to our obligations under the federal securities laws. Moreover, we, through senior management, may from time to time make forward-looking statements about the matters described herein or other matters concerning Metavante.

               OUR SEPARATION FROM MARSHALL & ILSLEY CORPORATION

Overview

     On July 13, 2000, M&I announced its plan to make Metavante into an independent, publicly-traded company. Until the completion of this offering, we will continue as a wholly-owned subsidiary of M&I.

Benefits of the Separation

     We believe that we will realize a number of benefits from our separation from M&I, including the following:

   . Greater Strategic Focus. The management of M&I is focused not only on our company's business, but also on its financial services business. A separation of our company from M&I will allow our senior management to focus exclusively on what is best for our company, including developing existing businesses and new strategic initiatives. This effort will be supported by our own Board of Directors, management and employees.

   . Capital Financing Flexibility. A separation of our company from M&I would benefit our company by enhancing our capital planning flexibility. For example, we would be able to use our own stock to facilitate growth through acquisitions. Also, we would no longer have to compete for funds with other members of the M&I organization for projects our management feels warrant funding. Also, decisions regarding debt financing to finance growth would rest solely with our management. However, we have entered into agreements in connection with our separation from M&I that contain covenants which may restrict our ability to issue stock, including in connection with large acquisitions. For a description of these covenants, see "Relationship With M&I."

   . Better Management Incentives. We expect that the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our stock. The market for employees with the skills our company requires is very competitive and our ability to offer options and other incentive compensation tied solely to our company's stock should help our recruiting and retention efforts.

   .Increased Speed and Responsiveness. M&I is a larger company operating in a highly regulated industry. A separation from M&I would allow our management to implement simplified organizational and internal reporting structures which should result in faster decision making, more rapid deployment of resources and greater agility in responding to the demands of the marketplace. The legal restrictions on our activities as a controlled subsidiary of a bank holding company will cease when the separation from M&I is complete, further increasing our ability to quickly respond to the changing needs of our business.

Intercompany Agreements

     The assets and liabilities relating to our business were contributed to us by M&I effective as of July 1, 2000 pursuant to a general assignment and assumption agreement. In addition, we have entered or will enter into a number of other agreements with M&I relating to the separation of our business from M&I, including an administrative services agreement pursuant to which M&I will provide us with tax, insurance and employee benefit services, a banking services agreement and a tax sharing agreement. Finally, we intend to enter into an outsourcing agreement, a professional services agreement and a branch automation agreement with M&I pursuant to which we will provide services to M&I as a client.

The Distribution by M&I of our Common Stock

     After completion of this offering, M&I will own approximately 84.1% of the outstanding shares of our common stock, or approximately 82.1% if the underwriters exercise their over-allotment option in full. M&I currently plans to complete its divestiture of Metavante within one year following completion of this offering by distributing all of the shares of common stock owned by M&I to the holders of M&I's common stock. The distribution may occur within a shorter or longer period of time following completion of this offering depending upon a number of factors, including those listed below. However, M&I is not obligated to complete the distribution, and we cannot assure you as to whether or when it will occur.

     M&I will, in its sole discretion, determine the timing, structure and terms of the distribution. M&I currently expects that the principal factors it will consider in determining whether and when to complete the distribution include:

   . the relative market prices of our common stock and M&I's common stock,

   . the issuance by the Internal Revenue Service of a ruling that the distribution will be tax-free to M&I shareholders and that the transaction will qualify as a reorganization for U.S. federal tax purposes,

   . the absence of any court order or regulations prohibiting or restricting completion of the distribution, and

   . other conditions affecting our business or M&I's business.

     The timing and structure of the distribution are also subject to such changes as may be necessary to allow the distribution to qualify as a tax-free reorganization for U.S. federal tax purposes.

                                USE OF PROCEEDS

     We estimate that our net proceeds from this offering will be approximately $181.6 million, or approximately $209.3 million if the underwriters' over-allotment option is exercised in full, assuming an initial public offering price of $12 per share and after deducting underwriting fees and estimated offering expenses payable by us.

     The net proceeds of this offering will be applied as follows:

   . we will repay an intercompany payable to M&I, which, as of June 30, 2000, was $67 million;

   . we will retain the next $100 million for general corporate purposes, including capital expenditures to support anticipated growth in operations, marketing expenses and working capital, and for potential investments in, or acquisitions of, complementary businesses and technologies; and

   . the balance of the net proceeds, approximately $14.6 million, or approximately $42.3 million if the underwriters' over-allotment option is exercised in full, assuming an initial public offering price of $12 per share, will be paid as a dividend which only M&I will receive.

     For a description of the terms of the intercompany payable to M&I, please see Note 4 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus. We currently expect that approximately $90 million of the proceeds we retain will be used for capital expenditures to support anticipated growth in operations and for possible acquisitions, and that approximately $10 million will be used for marketing expenses.

     Although we regularly evaluate, in the ordinary course of business, potential investments in, or acquisitions of, complementary businesses and technologies, we currently have no specific understanding, commitments or agreements with respect to any material investment in, or material acquisition of, complementary businesses or technologies and we are not currently in negotiations regarding any material acquisitions.

                                DIVIDEND POLICY

     We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, other than the dividend paid to M&I from the net proceeds of this offering, we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000. Our capitalization is presented:

   . on an actual basis, and

   . on an as adjusted basis to give effect to the sale of the shares of common stock offered by this prospectus at an assumed initial public offering price of $12 per share and the application of a portion of the net proceeds to repay the intercompany payable to M&I.

     You should read the information set forth below together with "Use of Proceeds," "Selected Condensed and Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and pro forma condensed financial statements and the notes to those statements included elsewhere in this prospectus.

                                                                  As of June
                                                                   30, 2000
                                                               -----------------
                                                                           As
                                                                Actual  Adjusted
                                                                (In thousands)
Short-term borrowings payable to M&I.........................  $ 20,241 $ 20,241
                                                               ======== ========
Long-term debt:
 Note payable to M&I.........................................  $ 67,000 $    --
 Other long-term borrowings..................................     4,224    4,224
                                                               -------- --------
  Total long-term debt.......................................    71,224    4,224
                                                               -------- --------
Shareholder's equity:
 Preferred stock, $.01 par value; 20,000,000 shares
  authorized; none issued or outstanding.....................  $    --  $    --
 Common stock, $.01 par value; 300,000,000 shares authorized;
  87,000,000 shares issued and outstanding, actual; and
  103,500,000 shares issued and outstanding, as adjusted.....       870    1,035
 Additional paid-in capital..................................    73,081  254,516
 Retained earnings...........................................   181,874  167,274
                                                               -------- --------
  Shareholder's equity.......................................   255,825  422,825
                                                               -------- --------
   Total capitalization......................................  $327,049 $427,049
                                                               ======== ========

     The foregoing table does not take into account the shares of our common stock reserved for issuance under our stock incentive plan, nor does it take into account options issuable at the time of the distribution in connection with the conversion of options issued under M&I's incentive plans. We have granted options to purchase 2,650,000 shares of our common stock effective as of the closing date of this offering with an exercise price equal to the initial public offering price of our common stock. The options we have granted and the options issuable at the time of the distribution will all come from the 16,000,000 shares of our common stock reserved for issuance under our stock incentive plan.

                                    DILUTION

     Our net tangible book value as of June 30, 2000 was approximately $183.9 million, or $2.11 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding on June 30, 2000. Dilution in the net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards.

     After giving effect to the sale of 16,500,000 shares of common stock in this offering at the assumed initial public offering price of $12 per share and after deducting the underwriting fees and estimated offering expenses payable by us and the payment of a dividend of approximately $14.6 million to M&I, our as adjusted net tangible book value at June 30, 2000 would have been approximately $350.6 million, or $3.39 per share of common stock. This represents an immediate increase in net tangible book value of $1.28 per share to M&I and an immediate dilution of $8.61 per share to new investors purchasing shares in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share...................       $12.00
  Net tangible book value per share as of June 30, 2000........... $2.11
  Increase per share attributable to new investors................  1.28
                                                                   -----
As adjusted net tangible book value per share after this
   offering.......................................................         3.39
                                                                         ------
Dilution per share to new investors...............................       $ 8.61
                                                                         ======

     The following table summarizes, as of June 30, 2000 on the as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and the average price per share paid by our existing shareholder and by the new investors in this offering at the assumed initial public offering price of $12 per share, before deducting the underwriting fees and estimated offering expenses payable by us:

                      Shares Purchased   Total Consideration
                     ------------------- -------------------- Average Price
                       Number    Percent    Amount    Percent   Per Share
M&I.................  87,000,000   84.1% $255,825,000   56.4%    $ 2.94
New investors.......  16,500,000   15.9   198,000,000   43.6      12.00
                     -----------  -----  ------------  -----
  Total............. 103,500,000  100.0% $453,825,000  100.0%
                     ===========  =====  ============  =====

     The foregoing tables do not take into account the shares of common stock reserved for issuance under our stock incentive plan, nor do they take into account options issuable at the time of the distribution in connection with the conversion of options issued under M&I's incentive plans. We have granted options to purchase 2,650,000 shares of our common stock effective as of the closing date of this offering with an exercise price equal to the initial public offering price of our common stock. The options we have granted and the options issuable at the time of the distribution will all come from the 16,000,000 shares of our common stock reserved for issuance under our stock incentive plan.

            SELECTED CONDENSED AND CONSOLIDATED FINANCIAL DATA

     The following tables set forth historical consolidated financial and other operating data for Metavante as of and for each of the five years ended December 31, 1999. Also presented are historical consolidated financial and other operating data for Metavante as of June 30, 2000 and for the six months ended June 30, 1999 and 2000. The historical consolidated financial data as of December 31, 1998 and 1999 and for the three years ended December 31, 1999 were derived from our consolidated financial statements which have been audited by Arthur Andersen LLP, our independent auditors, and are included elsewhere in this prospectus. The remaining historical financial data presented below were derived from our consolidated accounting records and have not been audited. In the opinion of management, this unaudited data include all adjusting entries, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The historical consolidated financial data presented in this prospectus are not necessarily indicative of our financial position or results of operations for any future period. The pro forma condensed financial data presented in this prospectus do not purport to represent what our financial position or results of operations actually would have been had this offering taken place and our new agreements with M&I been in place on January 1, 1999. The financial and other operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and pro forma condensed financial statements and related notes included elsewhere in this prospectus.

                                        Years Ended December 31,                      Six Months Ended June 30,
                          ----------------------------------------------------------  ----------------------------
                                                                              Pro                           Pro
                                                                             Forma                         Forma
                            1995      1996      1997      1998      1999    1999(5)     1999      2000    2000(5)
                                        (In thousands, except per share and operating data)
Statements of Income
 Data(1):
Revenues:
 Account processing
  fees..................  $178,075  $218,159  $252,004  $305,299  $391,910  $386,910  $186,745  $216,788  $214,288
 Professional services
  fees..................    27,219    49,238    63,530    73,170    76,432    76,432    35,300    38,231    38,231
 Software revenues......    24,607    25,349    28,357    37,628    35,657    35,657    15,506    19,727    19,727
 Other revenues.........    22,664    26,094    37,871    55,462    42,385    42,385    18,856    14,224    14,224
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
  Total revenues........   252,565   318,840   381,762   471,559   546,384   541,384   256,407   288,970   286,470
Cost of revenues:
 Salaries, commissions
  and other payroll-
  related costs.........       --        --    150,446   187,296   213,449   213,449    99,287   116,005   116,005
 Data processing
  expenses..............       --        --     92,083   116,646   132,939   132,939    62,603    70,228    70,228
 Other operating costs..       --        --     38,336    51,235    58,476    58,476    26,903    32,023    32,023
 Depreciation of
  premises and
  equipment.............       --        --     31,795    35,510    30,327    30,327    15,009    14,045    14,045
 Amortization of
  intangibles and
  computer software.....       --        --     19,736    22,466    38,163    38,163    20,268    16,915    16,915
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
  Total cost of
   revenues.............   224,575   295,676   332,396   413,153   473,354   473,354   224,070   249,216   249,216
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
Income from operations..    27,990    23,164    49,366    58,406    73,030    68,030    32,337    39,754    37,254
Net other income
 (expense)..............    (3,943)   (3,829)   (2,849)   (2,765)   (6,832)   (3,696)   (1,933)   (3,994)   (1,904)
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
Income before taxes.....    24,047    19,335    46,517    55,641    66,198    64,334    30,404    35,760    35,350
Allocated tax
 provision..............     7,879     4,289    19,046    23,036    29,291    28,499    14,002    15,143    14,969
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
Net income..............  $ 16,168  $ 15,046  $ 27,471  $ 32,605  $ 36,907  $ 35,835  $ 16,402  $ 20,617  $ 20,381
                          ========  ========  ========  ========  ========  ========  ========  ========  ========
Basic and diluted net
 income per share.......  $   0.19  $   0.17  $   0.32  $   0.37  $   0.42  $   0.38  $   0.19  $   0.24  $   0.22
                          ========  ========  ========  ========  ========  ========  ========  ========  ========
Shares used in computing
 basic and diluted net
 income per share(2)....    87,000    87,000    87,000    87,000    87,000    93,800    87,000    87,000    93,800
Segment Data(3):
Revenues:
 eFinance solutions.....       --        --   $  5,233  $  7,860  $ 51,670  $ 51,670  $ 18,821  $ 35,902  $ 35,902
 Financial technology
  solutions.............       --        --    347,131   425,018   443,980   438,980   216,000   227,888   225,388
 Other..................       --        --     29,398    38,681    50,734    50,734    21,586    25,180    25,180
Income (loss) from
 operations:
 eFinance solutions.....       --        --   $ (3,098) $ (4,191) $    430  $    430  $   (568) $    410  $    410
 Financial technology
  solutions.............       --        --     39,069    46,698    54,529    49,529    25,337    32,649    30,149
 Other..................       --        --     13,395    15,899    18,071    18,071     7,568     6,695     6,695
Operating Data:
 No. of electronic
  transactions
  completed, in
  billions(4)...........       --        3.1       4.3       5.6       6.4       --        3.3       3.4       --

                                      As of December 31,               As of June 30, 2000
                         -------------------------------------------- ---------------------
                           1995     1996     1997     1998     1999    Actual  Pro Forma(5)
                                                   (In thousands)
Balance Sheet Data:
Total assets............ $263,034 $302,661 $343,952 $389,125 $522,795 $555,743   $655,743
Long-term debt..........   14,183   12,740    7,040    6,517   72,516   71,224      4,224
Shareholder's equity....  104,989  142,422  167,601  201,682  239,350  255,825    422,825

---------------------
(1) Certain statements of income data are not available prior to 1997.

(2) Does not reflect any incremental shares that would result if any M&I stock options are converted to tandem stock options if M&I distributes its Metavante shares to its shareholders.

(3) Segment data are not available for periods prior to 1997.

(4) Numbers are approximations for the periods indicated based on internal processing records. Information is not available prior to 1996. An "electronic transaction" is defined as any transaction related to bill payment activity, which commenced in 1999, integrated banking system account activity, automated teller machine activity, debit and credit card usage and trust activities that is effected by electronic means, whether over the Internet or otherwise. The number of electronic transactions completed is an indicator of recurring revenue, which is Metavante's primary source of revenue.

(5) The pro forma data assume that the sale of 16,500,000 shares of common stock offered hereby at an initial public offering price of $12 per share and the application of the net proceeds therefrom occurred on January 1, 1999. In addition, the pro forma data reflect the effect of our new agreements with M&I, as if they had been entered into on January 1, 1999. The pro forma net income per share amounts are based on the 87,000,000 shares previously outstanding plus 5,583,000 shares of common stock, the proceeds from which will be used to repay intercompany debt to M&I, and 1,217,000 shares of common stock, the proceeds from which will be used for a dividend to M&I.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

     You should read the following discussion together with "Selected Condensed and Consolidated Financial Data," our historical consolidated financial statements and pro forma condensed financial statements and the notes to those financial statements included in this prospectus. In addition to historical information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by us due to competitive factors and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

     We are a provider of integrated solutions that enable financial services providers to initiate and process a broad range of financial transactions electronically, including through the Internet. Our integrated financial transaction processing, outsourcing, software and consulting solutions provide virtually all of the technology that a bank or other financial services provider needs to run its operations. Our suite of scalable, integrated products and services enables financial services providers to introduce new products and services and enhance existing offerings quickly. The open architecture of our systems provides for easy integration of new products and technologies added to our platform.

     On July 13, 2000, M&I announced its plan to make us an independent, publicly-traded company. After the completion of this offering, M&I will own approximately 84.1% of our outstanding common stock, or approximately 82.1% if the underwriters exercise their over-allotment option in full. M&I has also announced its intention to distribute to its shareholders all of its remaining interest in us within one year following completion of this offering.

     We have entered or will enter into agreements with M&I under which M&I will provide services to us during a transition period after the separation. The transition period varies depending on the agreement but is generally less than one year. Some of the agreements, including those for administrative services and employee matters, may be extended beyond the initial transition period. These agreements do not necessarily reflect the costs of obtaining the services from unrelated third parties or of our providing the applicable services ourselves. However, we believe that purchasing these services from M&I provides us with an efficient means of obtaining these services during the transition period.

     We must also negotiate new agreements with various third parties as a separate, stand-alone entity. There can be no assurance that the terms we will be able to negotiate for these agreements will be as favorable as those we enjoyed as part of M&I. In addition, as part of M&I, we benefited from various economies of scale, including shared global administrative functions, facilities and volume purchase discounts. We will continue to receive administrative services from M&I in the near term under our administrative services agreement with M&I. The fees we will pay under this agreement during the transition period will replace the charges we previously incurred for similar services as a division of M&I. On a long-term basis, we will need to build the infrastructure or contract with third parties to provide these services. While the costs and expenses of obtaining these services elsewhere will be offset, in part, by the elimination of the fees paid to M&I for administrative services, we expect that our costs and expenses as a public company for these services will increase, although the amount is not determinable at this time.

     M&I has been and is expected to continue to be a significant client. In 1999, revenues from M&I represented approximately 10.4% of our total revenues. In the first six months of 2000, revenues from M&I represented approximately 11.0% of our total revenues.

Basis of Presentation

     Our business historically has been operated as a part of the M&I Data Services division of M&I. As of July 1, 2000, M&I transferred to us all of the assets and liabilities relating to our business. Our consolidated financial statements have been prepared from the consolidated financial statements of M&I using the historical results of operations and historical bases of the assets and liabilities of the M&I businesses that our company comprises. The consolidated financial statements also include allocations to us of a number of M&I corporate assets, including pension assets; liabilities, including profit sharing, pension and non-qualified deferred compensation obligations; and expenses, including centralized legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other M&I corporate and infrastructure costs. The expense allocations have been determined on bases that M&I and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us.

     The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of our becoming a stand-alone entity, the offering and the distribution.

     We intend to enter into several long-term agreements with M&I pursuant to which we will continue to provide services to M&I as a client. These agreements will consist of an outsourcing agreement, a professional services agreement and a branch automation agreement. The terms of these new agreements differ from the agreements that were in place between M&I and us during the periods presented in the historical financial statements. We estimate that we would have reported lower revenues of approximately $5.0 million on an annual basis in our historical financial statements had these agreements been in place during the periods presented.

     Our business consists of two reportable segments: eFinance solutions and financial technology solutions. Our eFinance solutions segment is comprised of electronic bill payment and presentment, business and consumer online banking and online mortgage services. Our financial technology solutions segment is comprised of financial account processing, customer relationship management solutions, private label banking, trust and investment solutions, electronic funds transfer and card solutions. Other products and services include our document composition software product (CSF), Automated Clearing House processing solutions, treasury management services and professional services related to our Customers Forever joint venture.

     Our revenues consist of fees related to information and transaction processing services, software licensing and maintenance, conversion services and other professional services. Information and transaction processing revenues are recognized as services are performed, typically on a per transaction basis depending on contractual arrangements. Revenues attributable to the licensing of software are generally recognized upon delivery and performance of our contractual obligations in accordance with American Institute of Certified Public Accountants Statement of Position 97-2. Maintenance fees for ongoing client support and product updates are recognized ratably over the term of the maintenance period. Buyout fees related to client termination are typically one-time in nature and recognized upon completion of client services. Professional services revenues for training and consulting are recognized as services are performed either on a fee per hour basis or according to the percentage of completion method depending on contractual terms.

     Cost of revenues consists primarily of salaries and related expenses and processing and servicing expenses, such as data processing, telecommunications and equipment lease expenses. Other operating costs include selling, general and administrative costs, such as advertising and marketing expenses, travel, supplies and postage, and the use of outside companies for legal, accounting or other professional services. Depreciation of premises and equipment includes all depreciation charges related to our premises and equipment which are computed primarily using the straight-line method over the estimated useful lives of the assets ranging from three to 40 years. We capitalize certain costs incurred to develop new software and enhance existing software. Amortization of capitalized costs is computed on a straight-line basis over the expected useful life of the product, generally four years. Routine maintenance of software products, design costs and development costs incurred prior to establishment of a product's technological feasibility are expensed as incurred. In addition, Year 2000 costs were expensed as incurred. Amortization of goodwill and other intangibles and purchased software costs is generally computed on a straight-line basis over periods ranging from five to 25 years.

     Interest expense represents the interest cost on our long and short-term borrowings. Interest income consists of interest earned on short-term investment balances. Other income/(expense) includes our equity interest in the earnings/(loss) of our Customers Forever joint venture and the gain/(loss) on the disposal of fixed assets.

     On May 31, 2000, we invested $5.8 million in Avolent, Inc., which was formerly known as Just in Time Solutions, Inc. Avolent provides standards-based software solutions for Internet billing and interactive customer care. This investment represents an approximately 4% ownership interest in Avolent.

     On October 1, 1999, we acquired substantially all of the assets of Cardpro Services, Inc., a provider of plastic card personalization and procurement services located in Illinois. The assets were acquired for cash in a transaction accounted for using the purchase method of accounting. The total purchase price amounted to approximately $13.1 million. Initial goodwill, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $10.1 million and is being amortized on a straight-line basis over ten years.

     On August 17, 1999, we invested $6.1 million in Customers Forever LLC. Customers Forever is an Internet-focused, transaction services company dedicated to helping residential mortgage servicers retain and enhance their relationships with existing customers. An additional investment of

$3.1 million was made in January 2000. This joint venture investment represents approximately a 46% ownership interest as of June 30, 2000, and is accounted for under the equity method of accounting.

     On April 1, 1999, we completed the acquisition of the assets, operational processes and customer relationships of the Electronic Banking Services unit of Automatic Data Processing, Inc. in a cash transaction using the purchase method of accounting. The acquired software products and outsourcing solutions are designed to provide businesses with access to their banking information and transactions through a variety of delivery methods. The total purchase price amounted to approximately $66.2 million. Goodwill recorded in the transaction amounted to $44.0 million and is being amortized on a straight-line basis over 25 years.

     On December 31, 1998, we acquired substantially all of the assets of Moneyline Express, Inc. in a cash transaction accounted for as a purchase. Moneyline was a wholly-owned subsidiary of Travelers Express Company, Inc. which specializes in electronic bill payment. The total purchase price amounted to approximately $6.8 million. Goodwill recorded in this transaction amounted to $5.4 million and is being amortized on a straight-line basis over 15 years.

Recent Events

     In August 2000, Spectrum EBP, L.L.C. entered into a five year agreement to use our electronic bill payment services and to market those services to its current and future participants. Spectrum is a joint venture of The Chase Manhattan Bank, First Union National Bank and Wells Fargo Bank, N.A. designed to be a hub that enables financial institutions to route electronic bills and payments through a single connection to other participants. Under the agreement, Spectrum guarantees minimum volumes ranging from five million transactions in the first year commencing April 1, 2001, to 45 million transactions in each of years three, four and five. If Spectrum does not provide the minimum volume required, each of the three founding member banks has entered into an agreement with us to provide the required volume or pay the revenue associated therewith.

     In August 2000, we retained Donaldson, Lufkin & Jenrette Securities Corporation to assist us in evaluating strategic alternatives for our M&I EastPoint Technology subsidiary. Among the alternatives being considered are a sale of the subsidiary, discontinuing all or a portion of the subsidiary's operations, or continuing and repositioning the subsidiary's operations. While we believe that a sale of the subsidiary is the most likely scenario, if we discontinued substantially all of M&I EastPoint's operations, we would expect to incur an after-tax charge of approximately $7.0 million.



     In September 1999, we entered into a marketing agreement with TransPoint Technology & Services LLC which provided, among other things, for minimum revenues and fees payable to us for providing electronic bill payment services over a three year period. Subsequently, TransPoint entered into a merger agreement with CheckFree Holdings Corporation, providing for the acquisition by CheckFree of TransPoint. As a result of this transaction, our agreement with TransPoint was terminated and we received $13.7 million on September 5, 2000. This amount will be reflected in our results of operations for the third quarter of 2000.

Results of Operations

     The following table presents selected statements of income data for the periods indicated:

                                     Years Ended               Six Months
                                     December 31,            Ended June 30,
                              ----------------------------  ------------------
                                1997      1998      1999      1999      2000
                                             (In thousands)
Revenues(1):
 Account processing fees..... $252,004  $305,299  $391,910  $186,745  $216,788
 Professional services fees..   63,530    73,170    76,432    35,300    38,231
 Software revenues...........   28,357    37,628    35,657    15,506    19,727
 Other revenues..............   37,871    55,462    42,385    18,856    14,224
                              --------  --------  --------  --------  --------
  Total revenues.............  381,762   471,559   546,384   256,407   288,970
Cost of Revenues:
 Salaries, commissions and
  other payroll-related
  costs......................  150,446   187,296   213,449    99,287   116,005
 Data processing expenses....   92,083   116,646   132,939    62,603    70,228
 Other operating costs.......   38,336    51,235    58,476    26,903    32,023
 Depreciation of premises and
  equipment..................   31,795    35,510    30,327    15,009    14,045
 Amortization of intangibles
  and computer software......   19,736    22,466    38,163    20,268    16,915
                              --------  --------  --------  --------  --------
  Total cost of revenues.....  332,396   413,153   473,354   224,070   249,216
                              --------  --------  --------  --------  --------
Income from operations.......   49,366    58,406    73,030    32,337    39,754
Other Income (Expense):
 Interest income.............      113        43       704        80       840
 Interest expense............   (2,852)   (2,479)   (4,811)   (2,006)   (3,203)
 Other income (expense),
  net........................     (110)     (329)   (2,725)       (7)   (1,631)
                              --------  --------  --------  --------  --------
  Net other income
     (expense)...............   (2,849)   (2,765)   (6,832)   (1,933)   (3,994)
                              --------  --------  --------  --------  --------
Income before taxes..........   46,517    55,641    66,198    30,404    35,760
Allocated tax provision......   19,046    23,036    29,291    14,002    15,143
                              --------  --------  --------  --------  --------
Net income................... $ 27,471  $ 32,605  $ 36,907  $ 16,402  $ 20,617
                              ========  ========  ========  ========  ========

--------------------

(1) Affiliated revenues included in total revenues above were $51,776, $60,299 and $56,918 for the years ended December 31, 1997, 1998 and 1999, respectively. Unaudited affiliated revenues were $28,638 and $31,848 for six months ended June 30, 1999 and 2000, respectively.

     The following table presents, for the periods indicated, the relative composition of total revenues and selected statements of income data as a percentage of total revenues:

                                                                  Six Months
                                                Years Ended          Ended
                                               December 31,        June 30,
                                             -------------------  ------------
                                             1997   1998   1999   1999   2000
Revenues:
 Account processing fees....................  66.0%  64.7%  71.7%  72.8%  75.0%
 Professional services fees.................  16.6   15.5   14.0   13.8   13.2
 Software revenues..........................   7.4    8.0    6.5    6.0    6.8
 Other revenues.............................  10.0   11.8    7.8    7.4    5.0
                                             -----  -----  -----  -----  -----
  Total revenues............................ 100.0  100.0  100.0  100.0  100.0
Cost of Revenues:
 Salaries, commissions and other payroll-
  related costs.............................  39.4   39.7   39.1   38.7   40.2
 Data processing expenses...................  24.2   24.7   24.2   24.4   24.3
 Other operating costs......................  10.0   10.9   10.7   10.5   11.1
 Depreciation of premises and equipment.....   8.3    7.5    5.6    5.9    4.9
 Amortization of intangibles and computer
  software..................................   5.2    4.8    7.0    7.9    5.9
                                             -----  -----  -----  -----  -----
  Total cost of revenues....................  87.1   87.6   86.6   87.4   86.2
                                             -----  -----  -----  -----  -----
Income from operations......................  12.9   12.4   13.4   12.6   13.8
Other Income (Expense):
 Interest income............................   0.0    0.0    0.1    0.0    0.3
 Interest expense...........................  (0.7)  (0.5)  (0.9)  (0.7)  (1.1)
 Other income (expense), net................  (0.0)  (0.1)  (0.5)   0.0   (0.6)
                                             -----  -----  -----  -----  -----
  Net other income (expense)................  (0.7)  (0.6)  (1.3)  (0.7)  (1.4)
                                             -----  -----  -----  -----  -----
Income before taxes.........................  12.2   11.8   12.1   11.9   12.4
Allocated tax provision.....................   5.0    4.9    5.4    5.5    5.2
                                             -----  -----  -----  -----  -----
Net income..................................   7.2%   6.9%   6.7%   6.4%   7.2%
                                             =====  =====  =====  =====  =====

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

     Total Revenues. Total revenues increased $32.6 million, or 12.7%, to $289.0 million for the six months ended June 30, 2000 from $256.4 million for the six months ended June 30, 1999. A portion of the increase in total revenues is attributable to the acquisitions of Electronic Banking Services and Cardpro. Revenues from Electronic Banking Services were $20.9 million and $9.8 million for the six months ended June 30, 2000 and 1999, respectively. Revenues from Cardpro were $7.1 million and $0 for the six months ended June 30, 2000 and 1999, respectively. Therefore, the acquisitions of Electronic Banking Services and Cardpro accounted for $18.2 million of the increase in total revenues, while internal growth accounted for the remaining $14.4 million increase in total revenues.

     Account Processing Fees. Account processing fees increased $30.1 million, or 16.1%, to $216.8 million for the six months ended June 30, 2000 from $186.7 million for the six months ended June 30, 1999. This increase was due to the acquisitions of Electronic Banking Services and Cardpro as well as growth within our online consumer banking product line.

     Professional Services Fees. Professional services fees increased $2.9 million, or 8.3%, to $38.2 million for the six months ended June 30, 2000 from $35.3 million for the six months ended June 30, 1999. This increase was due to professional services fees associated with Customers Forever, which did not exist in the first two quarters of 1999.

     Software Revenues. Software revenues increased $4.2 million, or 27.2%, to $19.7 million for the six months ended June 30, 2000 from $15.5 million for the six months ended June 30, 1999. This increase was primarily due to increased sales of our customer relationship management and CSF products.

     Other Revenues. Other revenues, including buyout fees, decreased $4.7 million, or 24.6%, to $14.2 million for the six months ended June 30, 2000 from $18.9 million for the six months ended June 30, 1999. This decrease was due to fewer contract terminations and lower equipment sales in the first two quarters of 2000.

     Salaries, Commissions and Other Payroll-Related Costs. Salaries, commissions and other payroll-related costs increased $16.7 million, or 16.8%, to $116.0 million for the six months ended June 30, 2000 from $99.3 million for the six months ended June 30, 1999. This increase was due to the addition of 401 full-time equivalent employees principally to support growth in our eFinance solutions segment and the acquisition of Cardpro.

     Data Processing Expenses. Data processing expenses increased $7.6 million, or 12.2%, to $70.2 million for the six months ended June 30, 2000 from $62.6 million for the six months ended June 30, 1999. This increase was due primarily to the acquisitions of Electronic Banking Services and Cardpro.

     Other Operating Costs. Other operating costs increased $5.1 million, or 19.0%, to $32.0 million for the six months ended June 30, 2000 from $26.9 million for the six months ended June 30, 1999. This increase was due primarily to start-up costs related to our private label banking product line, an increase in advertising and promotional expenses and an increase in the use of professional services from third parties.

     Depreciation of Premises and Equipment. Depreciation of premises and equipment decreased $1.0 million, or 6.4%, to $14.0 million for the six months ended June 30, 2000 from $15.0 million for the six months ended June 30, 1999. This decrease was due to the run-off of depreciation related to a large mainframe computer.

     Amortization of Intangibles and Computer Software. Amortization of intangibles and computer software decreased $3.4 million, or 16.5%, to $16.9 million for the six months ended June 30, 2000 from $20.3 million for the six months ended June 30, 1999. In the six months ended June 30, 1999, we wrote-off $6.8 million of goodwill associated with our 1996 acquisition of M&I EastPoint Technology, Inc. The accelerated amortization was recorded due to a decrease in M&I EastPoint's expected software sales to international customers. The amount of accelerated amortization was determined by comparing the net carrying amount of M&I EastPoint's assets to their estimated fair value. The estimated fair value was calculated using the discounted amount of the expected cash flows that will be generated by M&I EastPoint's future operations.

     Interest Income. Interest income was $0.8 million for the six months ended June 30, 2000 compared to interest income of $0.1 million for the six months ended June 30, 1999. This increase was due to growth in the eFinance solutions segment, which generates investments balances related to our electronic bill payment operations.

     Interest Expense. Interest expense increased $1.2 million to $3.2 million for the six months ended June 30, 2000 from $2.0 million for the six months ended June 30, 1999. This increase was due to increased borrowings of $67.0 million related to the Electronic Banking Services acquisition which occurred on April 1, 1999.

     Allocated Tax Provision. Our effective tax rate was 42.3% for the six months ended June 30, 2000 and 46.1% for the six months ended June 30, 1999. Our effective tax rate exceeds the statutory rate of approximately 40% primarily due to unutilized state tax losses generated by our EastPoint operations and unutilized Federal tax losses from our M&I Asia Pacific, Inc. subsidiary.

     Segment Information. The following table presents, for the periods indicated, the revenues and income from operations by business segment:

                                                                  Six Months
                                                                     Ended
                                                                   June 30,
                                                                 --------------
                                                                   1999    2000
                                                                 (In millions)
      Revenues:
       eFinance solutions....................................... $ 18.8  $ 35.9
       Financial technology solutions...........................  216.0   227.9
       Other....................................................   21.6    25.2
                                                                 ------  ------
        Total................................................... $256.4  $289.0
                                                                 ======  ======
      Income from operations:
       eFinance solutions....................................... $ (0.6) $  0.4
       Financial technology solutions...........................   25.3    32.7
       Other....................................................    7.6     6.7
                                                                 ------  ------
        Total................................................... $ 32.3  $ 39.8
                                                                 ======  ======

     Revenues in the eFinance solutions segment increased $17.1 million to $35.9 million for the six months ended June 30, 2000 from $18.8 for the six months ended June 30, 1999. An increase of $11.1 million in eFinance solutions revenue is attributable to the acquisition of Electronic Banking Services. The remaining increase was due to an increase in the number of end users using our electronic bill payment services, which increased from approximately 183,000 end users as of June 30, 1999 to approximately 408,000 end users as of June 30, 2000. Income from operations in the eFinance solutions segment increased $1.0 million to $0.4 million for the six months ended June 30, 2000 from $(0.6) million for the six months ended June 30, 1999. This increase was due to the income from operations generated by the Electronic Banking Services business, which was acquired in April 1999. Income from operations was constrained by the large increase in facilities and telecommunications expense associated with the rapid growth of this segment.

     Revenues in the financial technology solutions segment increased $11.9 million, or 5.5%, to $227.9 million for the six months ended June 30, 2000 from $216.0 for the six months ended June 30, 1999. This increase was due to an increase in revenues of $7.8 million in our card solutions business resulting from the acquisition of Cardpro in October 1999. Income from operations in the financial technology solutions segment increased $7.3 million, or 28.9%, to $32.6 million for the six months ended June 30, 2000 from $25.3 million for the six months ended June 30, 1999.

     Other revenues increased $3.6 million, or 16.6%, to $25.2 million for the six months ended June 30, 2000 from $21.6 million for the six months ended June 30, 1999. This increase was due to an increase in professional services work performed on the Customers Forever joint venture. Income from operations decreased $0.9 million to $6.7 million for the six months ended June 30, 2000 from $7.6 million for the six months ended June 30, 1999. This decrease was due to a larger amount of programming work performed in relation to professional services in the first quarter of 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Total Revenues. Total revenues increased $74.8 million, or 15.9%, to $546.4 million for the year ended December 31, 1999 from $471.6 million for the year ended December 31, 1998. A portion of the increase in total revenues is attributable to the acquisitions of Moneyline, Electronic Banking Services and Cardpro, which accounted for $8.9 million, $30.6 million and $3.9 million, respectively, of total revenues for the year ended December 31, 1999. None of these acquisitions contributed to total revenues for the year ended December 31, 1998. Accordingly, these acquisitions accounted for $43.4 million of the $74.8 million increase in total revenues, while internal growth accounted for the remaining $31.4 million increase in total revenues.

     Account Processing Fees. Account processing fees increased $86.6 million, or 28.4%, to $391.9 million for the year ended December 31, 1999 from $305.3 million for the year ended December 31, 1998. This increase was due to the acquisitions of Electronic Banking Services and Cardpro as well as growth in other offerings within the financial technology solutions segment.

     Professional Services Fees. Professional services fees increased $3.2 million, or 4.5%, to $76.4 million for the year ended December 31, 1999 from $73.2 million for the year ended December 31, 1998. This increase was due to moderate increases in various products including online banking, CSF and Customers Forever, offset by decreases due to the decline of business with a large customer.

     Software Revenues. Software revenues decreased $1.9 million, or 5.2%, to $35.7 million for the year ended December 31, 1999 from $37.6 million for the year ended December 31, 1998. This decrease was due to lower license sales in EastPoint.

     Other Revenues. Other revenues decreased $13.1 million, or 23.6%, to $42.4 million for the year ended December 31, 1999 from $55.5 million for the year ended December 31, 1998. This decrease was due to fewer buyouts in 1999 and a decline in equipment revenue.

     Salaries, Commissions and Other Payroll-Related Costs. Salaries, commissions and other payroll-related costs increased $26.2 million, or 14.0%, to $213.4 million for the year ended December 31, 1999 from $187.3 million for the year ended December 31, 1998. This increase was due to the addition of 518 full-time equivalent employees, 271 of which were added through the acquisition of Electronic Banking Services, principally to support growth in our eFinance solutions segment.

     Data Processing Expenses. Data processing expenses increased $16.3 million, or 14.0%, to $132.9 million for the year ended December 31, 1999 from $116.6 million for the year ended

December 31, 1998. This increase was due to the growth in the eFinance solutions segment and acquisitions resulting in higher expenses related to telecommunications and electronic processing.

     Other Operating Costs. Other operating costs increased $7.3 million, or 14.1%, to $58.5 million for the year ended December 31, 1999 from $51.2 million for the year ended December 31, 1998. This increase was due to Year 2000 related expenses, start-up costs related to our private label banking product line and fees paid to outside consultants to assist with various systems development projects.

     Depreciation of Premises and Equipment. Depreciation of premises and equipment decreased $5.2 million, or 14.6%, to $30.3 million for the year ended December 31, 1999 from $35.5 million for the year ended December 31, 1998. This decrease was due to the run-off of depreciation related to a large mainframe computer.

     Amortization of Intangibles and Computer Software. Amortization of intangibles and computer software increased $15.7 million, or 69.9%, to $38.2 million for the year ended December 31, 1999 from $22.5 million for the year ended December 31, 1998. In 1999, we wrote-off $6.8 million of goodwill associated with our 1996 acquisition of EastPoint.

     Interest Income. Interest income was $0.7 million for the year ended December 31, 1999. We recorded nominal interest income for the year ended December 31, 1998. This increase was due to growth in the eFinance solutions segment, which generates investments balances related to our electronic bill payment operations.

     Interest Expense. Interest expense increased $2.3 million to $4.8 million for the year ended December 31, 1999 from $2.5 million for the year ended December 31, 1998. This increase was due to increased borrowings of $67.0 million related to the Electronic Banking Services acquisition.

     Allocated Tax Provision. Our effective tax rate was 44.2% for the year ended December 31, 1999 and 41.4% for the year ended December 31, 1998. Our effective tax rate exceeds the statutory rate of approximately 40% primarily due to unutilized state tax losses generated by our EastPoint operations and unutilized Federal tax losses from our M&I Asia Pacific subsidiary.

     Segment Information. The following table presents, for the periods indicated, the revenues and income from operations by business segment:

                                                                  Years Ended
                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 (In millions)
      Revenues:
       eFinance solutions....................................... $  7.9  $ 51.7
       Financial technology solutions...........................  425.0   444.0
       Other....................................................   38.7    50.7
                                                                 ------  ------
        Total................................................... $471.6  $546.4
                                                                 ======  ======
      Income from operations:
       eFinance solutions....................................... $ (4.2) $  0.4
       Financial technology solutions...........................   46.7    54.5
       Other....................................................   15.9    18.1
                                                                 ------  ------
        Total................................................... $ 58.4  $ 73.0
                                                                 ======  ======

     Revenues in the eFinance solutions segment increased $43.8 million to $51.7 million for the year ended December 31, 1999 from $7.9 million for the year ended December 31, 1998. This increase was due to an increase in the number of end users using our electronic bill payment services, which increased from approximately 123,000 end users as of December 31, 1998 to approximately 280,000 end users as of December 31, 1999, as well as the acquisition of Electronic Banking Services. Income from operations in the eFinance solutions segment increased $4.6 million to $0.4 million for the year ended December 31, 1999 from $(4.2) million for the year ended December 31, 1998. This increase was due primarily to the Electronic Banking Services acquisition in April 1999. However, income from operations was constrained by the large increase in facilities and telecommunications expense associated with the rapid growth of this segment.

     Revenues in the financial technology solutions segment increased $19.0 million, or 4.5%, to $444.0 million for the year ended December 31, 1999 from $425.0 million for the year ended December 31, 1998. This increase was primarily due to an increase in revenues of $18.5 million in our card solutions business. Income from operations in the financial technology solutions segment increased $7.8 million, or 16.8%, to $54.5 million for the year ended December 31, 1999 from $46.7 million for the year ended December 31, 1998. This increase was due to significant resources being used in 1998 to prepare for the Year 2000 event. These costs decreased during 1999.

     Other revenues increased $12.0 million, or 31.2%, to $50.7 million for the year ended December 31, 1999 from $38.7 million for the year ended December 31, 1998. Income from operations increased $2.2 million, or 13.7%, to $18.1 million for the year ended December 31, 1999 from $15.9 million for the year ended December 31, 1998. These increases were primarily due to strong sales of our CSF software product.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Total Revenues. Total revenues increased $89.8 million, or 23.5%, to $471.6 million for the year ended December 31, 1998 from $381.8 million for the year ended December 31, 1997.

     Account Processing Fees. Account processing fees increased $53.3 million, or 21.1%, to $305.3 million for the year ended December 31, 1998 from $252.0 million for the year ended December 31, 1997. This increase was due to strength in our financial account processing and card solutions offerings.

     Professional Services Fees. Professional services fees increased $9.7 million, or 15.2%, to $73.2 million for the year ended December 31, 1998 from $63.5 million for the year ended December 31, 1997. This increase was primarily due to increased consulting activity.

     Software Revenues. Software revenues increased $9.2 million, or 32.7%, to $37.6 million for the year ended December 31, 1998 from $28.4 million for the year ended December 31, 1997. This increase was due to favorable performance within our customer relationship management and CSF offerings.

     Other Revenues. Other revenues increased $17.6 million, or 46.4%, to $55.5 million for the year ended December 31, 1998 from $37.9 million for the year ended December 31, 1997. This increase was due to higher buyout fees and an escalation in equipment sales.

     Salaries, Commissions and Other Payroll-Related Costs. Salaries, commissions and other payroll-related costs increased $36.9 million, or 24.5%, to $187.3 million for the year ended December 31, 1998 from $150.4 million for the year ended December 31, 1997. This increase was due to the addition of 214 full-time equivalent employees to support growth in our financial technology solutions segment.

     Data Processing Expenses. Data processing expenses increased $24.5 million, or 26.7%, to $116.6 million for the year ended December 31, 1998 from $92.1 million for the year ended December 31, 1997. This increase was due to higher expenses related to telecommunications and electronic processing within our financial technology solutions segment.

     Other Operating Costs. Other operating costs increased $12.9 million, or 33.6%, to $51.2 million for the year ended December 31, 1998 from $38.3 million for the year ended December 31, 1997. This increase was due to increased advertising and travel expenses as well as higher expense allocations from M&I.

     Depreciation of Premises and Equipment. Depreciation of premises and equipment increased $3.7 million, or 11.7%, to $35.5 million for the year ended December 31, 1998 from $31.8 million for the year ended December 31, 1997. This increase was due to higher capital expenditures to support our continued growth including the construction of a new facility.

     Amortization of Intangibles and Computer Software. Amortization of intangibles and computer software increased $2.7 million, or 13.8%, to $22.5 million for the year ended December 31, 1998 from $19.7 million for the year ended December 31, 1997.

     Interest Expense. Interest expense decreased $0.4 million, or 13.1%, to $2.5 million for the year ended December 31, 1998 from $2.9 million for the year ended December 31, 1997. This decrease was due to lower average borrowings under our revolving line of credit with M&I.

     Allocated Tax Provision. Our effective tax rate was 41.4% for the year ended December 31, 1998 and 40.9% for the year ended December 31, 1997. Our effective tax rate exceeds the statutory rate of approximately 40% primarily due to unutilized state tax losses generated by our EastPoint operations and unutilized Federal tax losses of our M&I Asia Pacific subsidiary.

     Segment Information. The following table presents, for the periods indicated, the revenues and income from operations by business segment:

                                                                 Years Ended
                                                                 December 31,
                                                                -------------
                                                                 1997    1998
                                                                (In millions)
      Revenues:
       eFinance solutions...................................... $  5.2  $  7.9
       Financial technology solutions..........................  347.1   425.0
       Other...................................................   29.4    38.7
                                                                ------  ------
        Total.................................................. $381.7  $471.6
                                                                ======  ======
      Income from operations:
       eFinance solutions...................................... $ (3.1) $ (4.2)
       Financial technology solutions..........................   39.1    46.7
       Other...................................................   13.4    15.9
                                                                ------  ------
        Total.................................................. $ 49.4  $ 58.4
                                                                ======  ======

     Revenues in the eFinance solutions segment increased $2.7 million, or 50.2%, to $7.9 million for the year ended December 31, 1998 from $5.2 for the year ended December 31, 1997. This increase was due to an increase in the number of end users using our home banking and Internet banking products, which increased from approximately 73,000 end users as of December 31, 1997 to approximately 123,000 end users as of December 31, 1998. Losses from operations in the eFinance solutions segment increased $1.1 million, or 35.3%, to $(4.2) million for the year ended December 31, 1998 from $(3.1) million for the year ended December 31, 1997. This increased loss was due to increased facilities and telecommunications expense associated with the rapid growth of this segment.

     Revenues in the financial technology solutions segment increased $77.9 million, or 22.4%, to $425.0 million for the year ended December 31, 1998 from $347.1 million for the year ended December 31, 1997. This increase was due to the introduction of the BankerInsight(TM) software product in 1998 and an increase in revenues of $18.5 million in our card solutions business. Income from operations in the financial technology solutions segment increased $7.6 million, or 19.5%, to $46.7 million for the year ended December 31, 1998 from $39.1 million for the year ended December 31, 1997.

     Other revenues increased $9.3 million, or 31.6%, to $38.7 million for the year ended December 31, 1998 from $29.4 million for the year ended December 31, 1997. This increase was due to strong sales of the CSF software product in 1998. Income from operations increased $2.5 million, or 18.7%, to $15.9 million for the year ended December 31, 1998 from $13.4 million for the year ended December 31, 1997.

Liquidity and Capital Resources

     Historically, M&I has managed cash on a centralized basis. Cash receipts associated with our business have been transferred to M&I on a periodic basis and M&I has provided funds to cover our disbursements. At June 30, 2000, we had cash and cash equivalents of $35.9 million.

     At June 30, 2000, we had $70 million of lines of credit available from M&I, of which $20.2 million was outstanding. Interest is payable quarterly at a rate equal to M&I's average commercial paper rate plus .25%, which figure was 6.24% as of December 31, 1999. We expect these lines of credit to be available in the future.

     Net cash provided by operating activities was $73.0 million for the period ended December 31, 1997, $77.2 million in 1998, $127.6 million in 1999 and $56.2 million for the six months ended June 30, 2000. The increase in cash provided by operations is primarily due to continuing net income growth and an increase in accounts payable and accrued liabilities.

     Net cash used in investing activities was $59.2 million for the period ended December 31, 1997, $71.1 million for 1998, $165.8 million for 1999 and $43.8 million for the six months ended June 30, 2000. The increase in cash used for investing activities in 1999 is primarily due to a $7.0 million increase in capital additions including purchased software, $11.2 million for the acquisition of Cardpro and $66.2 million for the acquisition of Electronic Banking Services.

     Net cash provided by financing activities was $(12.5) million for the period ended December 31, 1997, $(5.6) million for 1998, $58.2 million for 1999 and $(4.0) million for the six months ended June 30, 2000. The increase in net cash provided by financing activities in 1999 consisted primarily of net proceeds from the issuance of a note payable to M&I.

     The cash provided from our operating activities is expected to be sufficient to fund our current level of operating activities for the next 12 months. We intend to use the proceeds from the offering that we retain, $100 million, to fund the growth of our business, including expansion of facility infrastructure, ongoing research and development, computer and related data center equipment and personnel.

     We intend to use a portion of the net proceeds from this offering to pay down approximately $67 million of intercompany debt, and we will retain $100 million of the net proceeds. We believe that our cash needs, other than for significant acquisitions, will be met for the next 12 months through cash generated from operations, the proceeds retained from this offering and borrowings from M&I or third-party sources. On a long-term basis, we believe our cash needs will be met primarily from cash generated from operations and the proceeds of this offering, with significant acquisitions being funded from debt or equity issuances in the private or public markets. We may also incur debt for short-term working capital needs. We do not currently anticipate any additional funding requirements over the next 12 months.

Year 2000

     We estimate that the total direct cost for the Year 2000 effort through December 31, 1999 was approximately $41.0 million. Approximately $10.4 million was expensed in 1999. Year 2000-related costs for the years ended December 31, 1996, 1997 and 1998 were $2.7 million, $13.5 million and $14.4 million, respectively. Replacement equipment and software were capitalized or expensed in accordance with our normal accounting policies. The effect of writing off the net book value of equipment or software that was not Year 2000 compliant is included in the above estimates. Year 2000-related costs incurred in 2000 are estimated to be insignificant.

Market Risk Factors

     Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices and other relevant market rate or price risk. We have a slight market risk to foreign exchange rate fluctuations as some software sales are made to international clients. To mitigate this risk, we employ a policy to hedge these receivables by purchasing a foreign currency forward contract if the receivable exceeds a stated threshold. This is not a significant amount, as we only had $0.1 million of foreign currency contracts outstanding at December 31, 1999.

     We are also exposed to interest rate risk through our short-term investments and borrowings. We invest the funds generated from our online financial solutions segment into short-term, overnight investments. The interest income generated from these investments is based on a variable rate. We view the use of short-term instruments as a method of managing interest rate risk on our investments.

     Our borrowings consist of two primary sources. The first source is a $67.0 million note payable to M&I. This instrument has a fixed rate of 6.24% through April 2004. We expect to repay this note through the use of proceeds from this offering.

     The other borrowings are lines of credit available from M&I at a variable rate. Due to the variable rate, we would pay more interest expense if rates increase. Management believes this risk is hedged through the variable rate investment previously mentioned. As of June 30, 2000, $20.2 million was outstanding under the lines of credit.

     Based on these items, management believes the interest rate risk associated with these instruments at December 31, 1999 will not have a material effect on our consolidated financial position or results of operations.

Quarterly Results of Operations

     The following table sets forth unaudited consolidated statements of income data for each quarter of our last two fiscal years and the two most recent fiscal quarters. The unaudited quarterly financial information has been prepared on the same basis as the annual information presented elsewhere in this prospectus and, in management's opinion, reflects all adjustments, consisting of normal recurring entries, necessary for a fair presentation of the information provided. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                             Three Months Ended
                         ----------------------------------------------------------------------------------------------------
                         Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,  Sept. 30,  Dec. 31,  Mar. 31,  June 30,
                           1998      1998      1998       1998      1999      1999      1999       1999      2000      2000
                                                               (In thousands)
Revenues:
 Account processing
  fees.................  $ 71,097  $ 73,203  $ 78,277   $ 82,722  $ 87,062  $ 99,683  $100,866   $104,299  $108,055  $108,733
 Professional services
  fees.................    17,254    17,714    18,869     19,333    18,238    17,062    21,924     19,208    19,357    18,874
 Software revenues.....    10,936     9,976     7,721      8,995     8,400     7,106     9,959     10,192     9,547    10,180
 Other revenues........    10,026    13,587    11,231     20,618    12,450     6,406    10,284     13,245     7,817     6,407
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
 Total revenues........   109,313   114,480   116,098    131,668   126,150   130,257   143,033    146,944   144,776   144,194
Cost of Revenues:
 Salaries, commissions
  and other payroll-
  related costs........    46,153    46,294    45,207     49,642    45,643    53,644    58,468     55,694    59,120    56,885
 Data processing
  expenses.............    25,710    27,980    30,007     32,949    31,115    31,488    31,751     38,585    36,076    34,152
 Other operating
  costs................    10,270    13,396    11,686     15,883    12,637    14,266    14,084     17,489    15,365    16,658
 Depreciation of
  premises and
  equipment............     7,790     9,202     8,984      9,534     7,683     7,326     7,462      7,856     7,039     7,006
 Amortization of
  intangibles and
  computer software....     5,223     5,813     4,739      6,691    13,233     7,035     8,862      9,033     7,949     8,966
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
 Total cost of
  revenues.............    95,146   102,685   100,623    114,699   110,311   113,759   120,627    128,657   125,549   123,667
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
Income from
  operations...........    14,167    11,795    15,475     16,969    15,839    16,498    22,406     18,287    19,227    20,527
Other Income (Expense):
 Interest income.......       (25)      (40)      (57)       165         1        79       253        371       347       493
 Interest expense......      (556)     (554)     (505)      (864)     (560)   (1,446)   (1,426)    (1,379)   (1,594)   (1,609)
 Other income
  (expense), net.......         3       (23)     (141)      (168)        6       (13)   (1,927)      (791)     (546)   (1,085)
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
 Net other income
  (expense)............      (578)     (617)     (703)      (867)     (553)   (1,380)   (3,100)    (1,799)   (1,793)   (2,201)
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
Income before taxes....    13,589    11,178    14,772     16,102    15,286    15,118    19,306     16,488    17,434    18,326
Allocated tax
 provision.............     5,742     4,577     6,233      6,484     6,864     7,138     7,466      7,823     7,398     7,745
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
Net income.............  $  7,847  $  6,601  $  8,539   $  9,618  $  8,422  $  7,980  $ 11,840   $  8,665  $ 10,036  $ 10,581
                         ========  ========  ========   ========  ========  ========  ========   ========  ========  ========
Revenues:
 Account processing
  fees.................      65.0%     63.9%     67.4%      62.8%     69.0%     76.5%     70.5%      71.0%     74.6%     75.4%
 Professional services
  fees.................      15.8      15.5      16.3       14.7      14.5      13.1      15.3       13.1      13.4      13.1
 Software revenues.....      10.0       8.7       6.7        6.8       6.7       5.5       7.0        6.9       6.6       7.1
 Other revenues........       9.2      11.9       9.6       15.7       9.8       4.9       7.2        9.0       5.4       4.4
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
 Total revenues........     100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%    100.0%
Cost of Revenues:
 Salaries, commissions
  and other payroll-
  related costs........      42.2      40.4      38.9       37.7      36.2      41.2      40.9       37.9      40.8      39.4
 Data processing
  expenses.............      23.5      24.4      25.8       25.0      24.7      24.2      22.2       26.3      24.9      23.7
 Other operating
  costs................       9.4      11.7      10.1       12.1       9.9      10.9       9.8       12.0      10.6      11.6
 Depreciation of
  premises and
  equipment............       7.1       8.1       7.8        7.2       6.1       5.6       5.2        5.3       4.9       4.9
 Amortization of
  intangibles and
  computer software....       4.8       5.1       4.1        5.1      10.5       5.4       6.2        6.1       5.5       6.2
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
 Total cost of
  revenues.............      87.0      89.7      86.7       87.1      87.4      87.3      84.3       87.6      86.7      85.8
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
Income from
  operations...........      13.0      10.3      13.3       12.9      12.6      12.7      15.7       12.4      13.3      14.2
Other Income (Expense):
 Interest income.......      (0.0)     (0.0)     (0.0)       0.1       0.0       0.1       0.2        0.3       0.2       0.3
 Interest expense......      (0.6)     (0.5)     (0.5)      (0.7)     (0.5)     (1.2)     (1.1)      (1.0)     (1.1)     (1.1)
 Other income
  (expense), net.......       0.0      (0.0)     (0.1)      (0.1)      0.0      (0.0)     (1.3)      (0.5)     (0.4)     (0.7)
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
 Net other income
  (expense)............      (0.6)     (0.5)     (0.6)      (0.7)     (0.5)     (1.1)     (2.2)      (1.2)     (1.3)     (1.5)
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
Income before taxes....      12.4       9.8      12.7       12.2      12.1      11.6      13.5       11.2      12.0      12.7
Allocated tax
 provision.............       5.2       4.0       5.3        4.9       5.4       5.5       5.2        5.3       5.1       5.4
                         --------  --------  --------   --------  --------  --------  --------   --------  --------  --------
Net income.............       7.2%      5.8%      7.4%       7.3%      6.7%      6.1%      8.3%       5.9%      6.9%      7.3%
                         ========  ========  ========   ========  ========  ========  ========   ========  ========  ========

     We have experienced seasonal variations in our business. Historically, revenues have been weaker in the first quarter of each year and often lower than the preceding quarter. This seasonal variation is primarily due to lower electronic funds transfer, card and software licensing revenues in the first quarter.

                                    BUSINESS

Overview

     We are a provider of integrated solutions that enable financial services providers to initiate and process a broad range of financial transactions electronically, including through the Internet. Our integrated financial transaction processing, outsourcing, software and consulting solutions provide virtually all of the technology that a bank or other financial services provider needs to run its operations. We are an application service provider, which means that we host, service and support the application which enables our clients to access and utilize our solutions over public and private networks, including the Internet. As our clients face increasing competition in their businesses and strive to provide market-ready, leading-edge products and services, our solutions free them from the need to own, manage and continuously update the technology required to support their financial product offerings and enable them to compete more effectively.

     We began operations in 1964, providing community and regional banks with dependable, outsourced account processing services with a high level of client service. Since then, we have become a leading provider of innovative, high quality solutions to the financial services industry, processing the first ever Internet banking transaction in October 1995 and introducing new products and services such as Internet bill payment in 1997 and Internet business banking in 1999. In 1999, our solutions were used to originate and/or process over 6.4 billion transactions for over 90 million consumer and business customer bank accounts. As of June 30, 2000, we had over 3,300 clients, including 20 of the largest 20 and 72 of the largest 100 banks in the United States. In addition to the nation's largest banks, we provide our solutions to mid-tier and community banks, Internet banks and non-traditional financial services providers. Our clients include M&I, Bank of America Corporation, Washington Mutual, Inc., FleetBoston Financial Corporation, Provident Bank of Maryland, First Midwest Bancorp, Inc., AAA and USAA.

Industry Background

     Over the past 20 years, the financial services industry has become significantly more information intensive. In 1980, the typical financial institution offered basic banking services through a network of branches with limited automated teller machine access. Today, many financial institutions offer a broader range of products and services delivered through a variety of distribution channels. The Internet, in particular, is driving increasing demand among consumers for greater product and service convenience. However, financial services providers are often constrained in their ability to offer innovative products and services by the design and capacity of existing systems and by the lack of requisite technical expertise. In some cases, the cost to upgrade, replace or supplement existing systems is prohibitive.

     In recent years, access to technological solutions has become increasingly important due to the growth of the Internet. Financial institutions are recognizing that the Internet is a powerful and efficient medium for the delivery of financial services, including banking, bill payment and other services for consumers, and cash management, payroll and other services for the business customers of financial institutions. Consumers and businesses use Internet-based financial services because of the 24-hour-a-day, 7-day-a-week convenience and the ability to perform a wide range of transactions from any personal computer or Internet-enabled device. The Office of the Comptroller of the

Currency estimates that there were approximately 5 million U.S. households banking online in 1999, and analysts expect this number to increase over the next several years to approximately 32 million users. In response to this demand, an increasing number of financial institutions are offering Internet-based banking services. The Office of the Comptroller of the Currency estimates that 45% of all national banks will offer Internet banking services by the beginning of 2001.

     In addition, financial services providers face serious challenges resulting from technological innovation, scarcity of qualified information technology personnel, the Internet, regulatory changes and evolving customer preferences and behavior. New entrants, such as Internet banks, insurance companies, brokerages and affinity groups, are seeking solutions to offer banking services to their customers that previously could be offered only by traditional banks, savings and loans and credit unions. These traditional financial institutions, in turn, are faced with new competitors targeting their most profitable customers. In order to remain competitive, these providers must integrate new capabilities and technologies, such as Internet banking, securities brokerage and insurance, into their product and service offerings. In addition, consolidation among financial services providers has made it imperative for industry participants to gain access to cost-effective, scalable solutions.

     Both traditional and non-traditional financial services providers increasingly view technology as critical to improving customer service levels and retaining and expanding their customer bases. Moreover, dramatic changes in the financial services landscape and the speed with which new products and services must be brought to market have required financial services providers to focus on their core competencies. As a result, financial services providers have become more inclined to outsource technology requirements which can be more efficiently handled by a third party. We believe that there is a significant need for a comprehensive, integrated outsourced solution, which provides the software and services to support a broad range of financial services offerings. Dataquest has estimated the market for outsourced transaction processing at approximately $19.3 billion in 1999.

Our Solution

     We provide our clients with a comprehensive suite of products and services to address the challenges posed by the rapidly changing financial services industry. Our solutions are grouped into two primary categories:

   . eFinance Solutions. Our eFinance solutions include electronic bill payment and presentment, business and consumer online banking and online mortgage services.

   . Financial Technology Solutions. Our financial technology solutions include financial account processing, customer relationship management solutions, private label banking, trust and investment solutions, electronic funds transfer and card solutions. Our private label banking service allows non-traditional financial services providers, such as affinity groups, to provide a full range of banking services to their members. Our trust and investment solutions allow traditional bank trust departments, private trust companies, brokerage-based trust companies and registered investment advisers to manage their investment portfolios in real time via the Internet. Through our card solutions offering, we provide banks, credit unions and non-financial companies with account processing, merchant servicing and card personalization services for debit, credit, automated teller machine and merchant cards.

     We believe that our solutions enable financial services providers to compete more effectively in the financial services marketplace by providing the following benefits:

   . Comprehensive, Integrated Solutions. We offer financial services providers a comprehensive set of solutions for their financial transactions. Our solutions are modular, flexible and integrated, allowing clients to select those products and services which best suit their needs and add additional products and services as their businesses grow.

   . Speed to Market. Our solutions allow financial services providers to introduce new products and services and to enhance their existing offerings in a fraction of the time and cost it would take for them to develop these products and services internally.

   . Customer Relationship Management. Our customer relationship management solutions assist our clients in generating a complete view of each customer relationship, regardless of the point of access or source of information. These solutions have been designed to interface seamlessly with all of our products and services and help our clients attract and retain customers.

   . Open Architecture. We have designed our systems and operating environments with architecture frameworks and standards to ensure technical compatibility and interoperability with the major computing platforms and network communications protocols in use in the United States today, as well as to ensure rapid assimilation of new technologies. This architecture provides our clients with the flexibility to integrate and deploy new products and technologies and add applications to our platform.

   . User-Centered Design. We have incorporated user-centered design techniques, such as client observation, prototyping, iteration and usability testing, as a guiding principle in our product development process. This practice puts the user, the ultimate customer, at the center of the product research and design process, resulting in products and services which use technology to innovatively address customer needs. User-centered design ensures that our products are appealing and easy to use, whether in a consumer, small business or corporate setting.

   . Scalable, Reliable and Secure Service. Our solutions are designed to scale rapidly to support increasing numbers of end users and to operate reliably. Our solutions are secured by data encryption techniques, firewalls and several layers of security technology in order to protect our systems from unauthorized access.

Our Strategy

     Our objective is to be the leading provider of financial transaction solutions. Key elements of our strategy to achieve this objective are to:

   . Expand Existing Client Relationships. As of June 30, 2000, we had over
     3,300 clients. During 1999, as we expanded our product offerings, we also experienced a dramatic increase in our client base, adding over 1,200 new clients. Many of these recently added clients use only one or a few of our products and services. We believe that we have a significant opportunity to expand our relationships with these clients by cross-selling additional components of our comprehensive suite of products and services.

   . Add New Clients. We intend to expand our client base in both existing and new markets. We believe there is a significant opportunity to attract new clients among traditional financial services providers looking for ways to compete more effectively. Moreover, as more non-traditional companies enter the financial services industry, they will face technology needs that we believe we can meet with our comprehensive, fully integrated product offerings. We also believe that an international market exists for many of our products and services.

   . Continue to Leverage the Internet Throughout Our Product Line. We have incorporated Internet applications and web-based interfaces throughout the products and services we offer and the internal systems we operate. We currently offer a broad range of Internet-enabled products and services, including electronic bill payment and presentment, online business and consumer banking, web-based trust and investment solutions, web-enabled automated teller machines, web-based training and education programs and web-based debit/credit card processing systems. All of our mainframes and systems servers are Internet-enabled and we intend to Internet-enable the network that connects our processing centers to our clients by the end of 2002. We intend to continue to adapt all of our products and services for use over the Internet and to develop new products and services that employ Internet technologies.

   . Maximize Recurring Revenues. We seek to develop and maintain long-term client relationships by providing superior service and multiple financial transaction processing products and services pursuant to contracts with five to seven year terms. Many of our products and services are billed on a per transaction basis or otherwise in accordance with long-term contracts, which allows us to generate recurring revenues. In 1999, 81% of our revenues were generated from recurring sources.

   . Seek Strategic Acquisition and Alliance Opportunities. We intend to pursue investments in, acquisitions of and alliances with complementary businesses and technologies that will allow us to address new financial services markets and enable us to provide our clients with access to the best products, technologies and services in the marketplace.

Clients

     As of June 30, 2000, we had over 3,300 clients. These clients are comprised of participants from all segments of the financial services industry, including 20 of the largest 20 and 72 of the largest 100 banks in the United States as well as mid-tier and community banks, Internet banks and non-traditional financial services providers. For the year ended December 31, 1999 and the six months ended June 30, 2000, revenues from M&I represented approximately 10.4% and 11.0% of our total revenues, respectively. Set forth below is a listing of some of our clients categorized by type of institution. We believe these are significant clients of ours based on the amount of business they do with us, both historically and prospectively, relative to our other clients within the same categories.

   Large Banks                            Mid-Tier and Community Banks
   Astoria Financial Corporation          American Savings Bank, F.S.B.
   Bank of America Corporation            BankAtlantic Bancorp, Inc.
   Bank One Corporation                   City National Corporation
   Citizens Banking Corporation           Eastern Bank Corporation
   FleetBoston Financial Corporation      First Midwest Bancorp, Inc.
                                          Imperial Bancorp
   Hudson United Bancorp
   Marshall & Ilsley Corporation          INTRUST Financial Corporation
     The Northern Trust Corporation       Johnson International, Inc.
   SunTrust Banks, Inc.                   Provident Bank of Maryland
   Synovus Financial Corp.                S&T Bancorp, Inc.
   Washington Mutual, Inc.                Washington Trust Bank
   Zions Bancorporation

   Internet Banks                         Non-Traditional Financial Services
   E*Trade Bank                           Providers
                                          AAA
   everbank.com(TM), a division of Wilmington Savings Fund Society, FSB Security First Network Bank(TM)
                                          Bessemer Group, Inc.
   UmbrellaBank.com                       Dain Rauscher Corporation
                                          Principal Financial Group
   Web Capital Services, Inc.             USAA

     Set forth below is a listing of some of our clients categorized by the products and services they purchase from us. We believe these are significant clients of ours based on the amount of business they do with us, both historically and prospectively, relative to our other clients within the same categories.

   Electronic Bill Payment and            Online Consumer Banking
   Presentment
                                          Cullen/Frost Bankers, Inc.

   Spectrum EBP, L.L.C., along with       M&I
    its founding members The Chase
    Manhattan Bank, Wells Fargo Bank,     Synovus Financial Corp.
    N.A. and First Union National
    Bank                                  TCF Financial Corporation

   TCF Financial Corporation

   Washington Mutual, Inc.

   Online Business Banking                Online Mortgage Services

   Bank of America Corporation            Bank United

   Bank One Corporation                   GMAC Mortgage

   FleetBoston Financial Corporation      Temple Inland Mortgage Corp.

   SunTrust Banks, Inc.

   Financial Account Processing          Electronic Funds Transfer

   Citizens Banking Corporation          Astoria Financial Corporation

   Hudson United Bancorp                 Citizens Banking Corporation

   M&I                                   Hudson United Bancorp

   Provident Bank of Maryland            Synovus Financial Corp.

   Synovus Financial Corp.               TYME

   Customer Relationship Management      Card Solutions

                                         Astoria Financial Corporation

   First Union Corporation               M&I

   INTRUST Financial Corporation         Provident Bank of Maryland

   M&I                                   Web Capital Services, Inc.

   Synovus Financial Corp.

   Private Label Banking                 CSF

   AAA                                   The Chase Manhattan Corporation

   Capital Crossings Bank
                                         MCI Worldcom Network Services,
   Aceva Technologies, Inc., formerly    Inc.

                                         Moore Business Forms Limited
    InPurchase, Inc.
                                         Old Kent Financial Corporation
   UmbrellaBank.com

                                         The Prudential Insurance Company
                                          of America

   Trust and Investment Solutions
   Associated Trust Company, N.A.
   First Hawaiian Bank

   Marshall & Ilsley Trust Company
   Regions Financial Corporation

     The following case studies illustrate how some of our clients are using our suite of solutions to meet their individual needs:

 The Northern Trust Corporation

     The Northern Trust Corporation, one of the largest 35 financial services providers in the United States, had been a licensee of our integrated banking solutions' software for over 20 years. In 1998, it chose to outsource substantially all of its banking technology needs to us. This allowed Northern Trust to quickly implement a complete outsourcing solution and enabled it to add new products and services, such as online banking, in a cost-effective manner.

 American Automobile Association

     AAA recently entered into an agreement jointly with us and M&I to offer AAA members various online financial products and services. Pursuant to this agreement, we will provide electronic banking capabilities as well as a wide range of deposit and loan products, such as automobile loans, home equity loans and lines of credit, mortgages and savings accounts, branded under AAA's well-established name. These AAA financial products and services will be supported 24 hours a day, seven days a week through participating AAA club websites and our client service center.

 Washington Mutual, Inc.

     Washington Mutual, Inc., one of the largest 10 financial services providers in the United States, recently selected us to offer electronic bill payment services to approximately 7 million retail customers. Washington Mutual elected to leave its former provider, and Washington Mutual chose us because of our bill payment expertise, scalable solutions and superior customer service. In June 2000, Washington Mutual entered into an agreement with us to install our document composition software.

Our Products and Services

     Our products and services offer financial services providers a comprehensive suite of solutions to meet their specific needs and requirements. We have grouped these solutions into the following two primary categories: eFinance solutions and financial technology solutions.

 eFinance Solutions

     We offer comprehensive eFinance solutions for financial services providers and their business and consumer customers. These solutions, which provide our clients with a cost-effective outsourced service branded in their names, include electronic bill payment and presentment, business and consumer online banking and online mortgage services. We also provide professional consulting services to complement our eFinance solutions offerings. As of June 30, 2000, our clients included 40 of the largest 50 banks in the United States. Our eFinance solutions are constructed with an emphasis on flexibility, durability, customization and scalability.

     Electronic Bill Payment and Presentment. As of June 30, 2000, we have entered into agreements to provide electronic bill payment products and services to over 1,800 financial services providers. Based on fiscal year 1999 revenues, we believe that we are currently the second largest provider of electronic bill payment solutions and since January 1999, we have added over 1,100 new financial services providers.

     Our electronic bill payment solution enables financial institutions and Internet portal customers to pay bills using a variety of devices, including personal computers. These customers can use our service to make a payment from their checking accounts to anyone in the United States, regardless of whether the payment is made electronically or through a traditional paper-based method. We target our electronic bill payment solution at financial institutions as well as home banking providers who resell our product within their offerings. We believe that our high level of client service and the scalability, flexibility and ability to integrate with a client's existing infrastructure offer significant competitive advantages versus alternative bill payment solutions.

     We have integrated our electronic bill payment solution with our document composition software to allow billers to electronically prepare bills and statements and to enable their customers to view these bills and statements online. This end-to-end electronic bill presentment and payment service significantly reduces the cost of printing and mailing bills while offering a flexible and efficient method for customers to receive and pay bills. Our service is expected to be interoperable with open electronic bill exchange providers, including Spectrum EBP, L.L.C., which allows financial institutions to share billing information and provide electronic billing information to their customers.

     In May 2000, we agreed to incorporate Avolent's modular BillCast(TM) software, which enables billers to deploy secure, scalable solutions for personalized billing, statement presentment, payment and service delivery, into our electronic bill payment and presentment solution. Pursuant to our agreement with Avolent, which has an initial term of five years and automatically renews for successive one-year terms, the fees we receive from Avolent are primarily transaction-based fees for the use of our software. We have not generated significant revenues from our arrangement with Avolent since this agreement was only recently entered into.

     In August 2000, we entered into a five year agreement with Spectrum EBP, L.L.C. pursuant to which Spectrum has agreed to use our electronic bill payment services and to market those services to its current and future participants. Spectrum is a joint venture of The Chase Manhattan Bank, First Union National Bank and Wells Fargo Bank, N.A. designed to be a hub that enables financial institutions to route electronic bills and payments through a single connection to other participants. Under the agreement, Spectrum guarantees minimum volumes ranging from five million transactions in the first year commencing April 1, 2001, to 45 million transactions in each of years three, four and five. If Spectrum does not provide the minimum volume required, each of the three founding member banks has entered into an agreement with us to provide the required volume or pay the revenue associated therewith. The fees we receive under the agreement from Spectrum are primarily transaction-based fees, subject to minimum annual payments. We have not generated any revenues from this agreement, since the agreement was only recently entered into.

     Online Business Banking. As of June 30, 2000, we provided online business banking products and services to approximately 320 financial services providers, including 18 of the largest 20 and 40 of the largest 50 banks in the United States.

     Our online business banking offering consists of a set of modular banking and cash management solutions designed to meet the needs of small, mid-sized and large businesses. This offering can be accessed through a variety of channels, including the Internet, personal computer and telephone, and interfaces with accounting software packages and enterprise resource planning systems, such as Intuit QuickBooks(R) and Quicken(R), Solomon(TM) and SAP(TM).

     While our online business banking offering is often highly customized based on client needs and requirements, standard features and functions include:

   . balance reporting,                     . bill payment,


   . money and wire transfer,               . multi-bank reporting,


                                            . cash concentration,
   . Automated Clearing House
     origination,


                                            . electronic data interchange, and

   . account reconciliation,

                                            . multiple levels of security.
   . stop payments,

     Online Consumer Banking. As of June 30, 2000, we provided online consumer banking products and services to over 230 financial services providers. Included in this number are over 150 financial services providers to whom we provide Internet consumer banking on a private label basis through an agreement with S1 Corporation. Pursuant to our agreement with S1 Corporation, which expires in June 2004, we paid to S1 Corporation a one-time licensing fee for the use of S1 Corporation's consumer banking software.

     Our offering provides online banking solutions to consumers through financial services providers. These solutions, which can be branded in the name of the financial services provider, aggregate financial account information, such as checking account information, loan balances and credit card information, into one comprehensive product offering that can also include personalized information. Our online consumer banking offering is provided in a cost-effective, service bureau environment and is supported by website development and hosting services as well as our 24-hour end user customer call centers.

     Our online consumer banking clients can easily integrate this offering with our electronic bill payment solution, and our clients' customers can use this offering to interface with personal financial management software, such as Intuit Quicken(R) and Microsoft(R) Money.

     Online Mortgage Services. We offer online mortgage services through Customers Forever LLC, a limited liability company founded in 1999 and owned by us, Mortgage Guaranty Insurance Company and Customers Forever management. We currently hold an economic interest of approximately 46% in Customers Forever.

     Customers Forever is an Internet-based mortgage transaction service which is dedicated to helping large residential mortgage services providers retain and enhance relationships with their existing customers while lowering the cost of servicing those customers. The service is end-to-end so that everything from the initial contact with a customer to the closing of a new mortgage loan, as well as ongoing customer support which allows customers to access loan information, pay and refinance loans, can be handled online. Customers Forever provides a private-label website that a residential mortgage services provider can use to offer online mortgages and home equity loans and provide customers with online access to statements as well as mortgage payment options 24 hours a day, seven days a week. Borrowers are informed of refinancing opportunities and presented with proactive cost-saving options via electronic mail. If the consumer chooses to refinance a mortgage, the transaction can be approved over the Internet and fulfilled with minimal human interaction. Customers Forever enables lenders to save hundreds of dollars per loan in origination costs and significantly reduce their loan servicing costs.

 Financial Technology Solutions

     Through our financial technology solutions, we offer financial account processing, customer relationship management solutions, private label banking, trust and investment solutions, electronic funds transfer and card solutions to financial services providers. In addition, we offer professional consulting services to complement our financial technology solutions offerings.

     Financial Account Processing. According to the Tower Group, as of March 2000, 27 of the 100 largest U.S. banks have outsourced their core financial account processing and, as of June 30, 2000, 10 of these 27 banks have outsourced these processing functions to us. In total, we provide financial account processing products and services to approximately 650 financial services providers.

     We provide complete, integrated deposit account and processing services, loan servicing and transaction posting and financial reporting capabilities to banks, Internet banks and finance companies on our service bureau platform. Based on a third party's analysis of our competition in this area, we believe that our financial account processing suite is the most comprehensive and feature-rich solution offered in the financial services industry today. The level of integration that exists within our financial account processing applications provides a seamless look and feel and enables the users of these applications to dramatically improve the efficiencies in their operating environments.

     Our financial account processing offering consists of the following three primary modules:

   . Deposit services. Our deposit services include base deposit processing, integrated funds management, exception desktop and retirement account processing. Products supported include checking, savings, NOW, money market, retirement and club accounts, time deposits and certificates of deposit and overdraft management. Our deposit services are integrated with our loan and financial control systems.

   . Integrated loan system. Our integrated loan system is an online, real time comprehensive accounting system for loan products, including consumer, commercial, mortgage, revolving credit and floor plan loans. This system is designed to provide common inquiries, input screens and reports, regardless of the type of loan established. The ability to mix and match functions within the loan system supports combinations of lending products, such as a commercial loan with an escrow account or a mortgage loan tied to a line of credit. The loan system is integrated with our deposit and financial control systems.

   . Financial control system. Our financial control system is a management information system that combines general ledger functions, such as recording, classifying and summarizing of transactions, with reporting functions. This system is integrated with our other applications to provide efficient and accurate transaction posting and financial reporting of data. The application interface provides transaction mapping and balancing features from our deposit and loan systems to the general ledger. The financial control system can also access data from a variety of third-party sources, and all pertinent balance information is available for complete report customization.

     Customer Relationship Management Solutions. As of June 30, 2000, we provided customer relationship management products and services to approximately 650 financial services providers.

     Our customer relationship management solutions assist our clients in generating a complete view of each of their business and consumer customer relationships by storing information about those customers in a central repository for use across the enterprise. Specific examples of the types of customer information collected and analyzed include:

   . account relationship information,        . non-financial contact
     such as deposits, loans,                   information, such as service
     mortgages and card products,               quality issues and inquiries,

   . customer transaction history and
     delivery channels usage
     information,

                                              . financial goals and objectives
                                                of individual customers, and

   . customer demographics and
     household information,

                                              . prospective customers and
                                                referrals.

Our clients can use this information to improve long-term customer satisfaction and retention. Our customer relationship management solutions have been designed to interface seamlessly with all of our products and services. These tools allow our clients to more effectively manage key sales and service functions to better serve their customers. For business banking, our customer relationship management solutions help financial services providers manage the market risk, credit risk and profitability of their customers. For consumer banking, our customer relationship management solutions help financial services providers to sell more effectively by performing segmentation analysis, campaign management sales workflow and prospect management. Our customer relationship management solutions enable financial services providers to ensure that all customer interactions are appropriate and consistent, regardless of the channel of contact.

     Private Label Banking. As of June 30, 2000, we have entered into agreements to provide private label banking products and services to seven financial services providers.

     Through our private label banking offering, we provide, in conjunction with M&I, a complete, end-to-end outsourcing solution for direct banking. Our technology and services provide non-traditional financial services providers, including affinity groups, a turnkey solution to offer their customers a full range of banking services, such as:

   . Internet banking,                         . call center operation,


   . debit and credit card services,           . deposit servicing, and


                                               . loan origination and
   . automated teller machine card issuance      servicing.
     and processing,

     While we have entered into arrangements with M&I in the past to facilitate the offering of our private label banking solution, and may do so again in the future, we may also seek relationships with other banking partners to assist with our private label banking offering.

     Trust and Investment Solutions. As of June 30, 2000, we provided trust and investment products and services to approximately 130 financial services providers.

     Our trust and investment solutions provide Internet-enabled outsourcing capabilities to traditional bank trust departments, private trust companies, brokerage-based trust companies and registered investment advisers. We provide the technology and processing services to help our clients automate the many detailed activities associated with managing portfolios and accounting for invested assets. Our trust and investment solutions include trust services, participant recordkeeping and operations outsourcing of trust services and asset management. These solutions allow our clients and their customers to access portfolio information, analyze portfolios in real time and conduct portfolio transactions via the Internet. In addition, our integrated document composition software allows our clients to design and generate customized statements.

     Electronic Funds Transfer. As of June 30, 2000, we provided electronic funds transfer products and services to approximately 640 financial services providers.

     We link with all major electronic funds transfer networks, gateways and processors to route and authorize automated teller machine and debit card transactions and provide automated teller machine management and monitoring solutions for banks, credit unions, Internet banks and independent sales organizations. We manage over 7,900 automated teller machines across the United States using a dedicated, fault-tolerant transaction-processing system. We support advanced automated teller machine function capabilities, where available, including check cashing, statement printing, foreign language support, stamp and coin dispensing, prepaid cards and couponing abilities. Our automated teller machine monitoring solution utilizes automated voice notification to alert a financial institution or its automated teller machine service team via Internet, telephone, pager, voice mail, answering machine or electronic interface of events that may adversely affect an automated teller machine system.

     Card Solutions. As of June 30, 2000, we provided card processing products and services to approximately 1,200 financial services providers.

     We provide banks, credit unions and non-financial companies with account processing, merchant servicing and card personalization services for debit, credit, automated teller machine and merchant cards. Merchant cards are credit cards issued by retailers and other business participants. We support account processing for the debit, credit and automated teller machine card market. Debit card products supported include Visa(R) Check Card, MasterMoney Card, Visa(R) Business Check Card and MasterMoney Business Card(R) and we have direct links to Visa(R) and MasterCard(R) for authorization and settlement of debit card transactions. Credit card products supported include Visa(R) and MasterCard(R) classic, gold, platinum, business, corporate, purchasing and fleet cards. We also provide all of the support services necessary to effectively manage an automated teller machine, debit or credit card portfolio. We continue to expand our Internet-enabled card processing offerings through SureCard(TM), an Internet-based credit card management system, and through online credit card application processing. Our merchant servicing products provide merchants with the ability to accept all major credit cards and debit transactions. Merchants are provided monthly statements, custom reporting, tailored client service, training and pricing. Our card personalization offering includes automated teller machine cards for financial institutions and is certified to produce debit cards, including Visa(R) Check Card and MasterMoney Card.

 Other Products and Services

     Other products and services included in our suite of financial transaction solutions include CSF, which is our document composition software product, and other processing and service solutions.

     CSF. As of June 30, 2000, our CSF software product was licensed by over 350 companies worldwide, including 23 of the largest 25 banks in the United States, 35 of the largest 65 gas and electric utility companies in the United States and 3 of the largest 5 telecommunication firms in the United States. CSF allows our clients to maximize their marketing efforts, expand cross-selling opportunities and increase customer satisfaction by creating personalized individual statements, bills, notices, correspondence and marketing communications. We estimate that these clients generate over 1 billion print and electronic customer documents each month using our CSF software. Our professional services staff supplements our CSF offering by providing customized consulting services on both short-term and long-term bases.

     Other Processing and Service Solutions. We maintain one of the largest Automated Clearing House operations in the United States, processing over 17 million transactions per month for our clients. In addition, we provide treasury management services for a number of our clients in our financial account processing service bureau. Finally, we provide professional consulting services to Customers Forever for the development and maintenance of its application software.

Sales and Marketing

     We sell our products and services primarily through a direct sales force. As of June 30, 2000, approximately 300 people supported our sales and marketing activities nationwide. Our direct sales efforts have been primarily focused on domestic financial services providers, such as banks, credit unions, brokers, insurance companies and resellers. We intend to increase our international sales by pursuing new reseller arrangements and establishing a direct sales effort abroad.

     In 1999, we created a new sales organization to focus on the electronic bill payment marketplace by developing sales and marketing alliances with leading home banking providers, including Digital Insight Corporation, FundsXpress, Inc., Jack Henry & Associates, Inc., S1 Corporation, Corillian Corporation and VIFI (Virtual Financial), all of which resell our electronic bill payment solutions as part of their home banking products. Pursuant to our agreements with each of these companies, which have initial terms of three years and automatically renew for successive one-year terms, the fees we receive from these companies for providing our electronic bill payment products to their customers are primarily transaction-based fees, subject in most cases to minimum monthly payments. To date, all but our agreement with Corillian Corporation, which was entered into at the end of June 2000, have generated revenues for our eFinance solutions business segment. Our agreement with Digital Insight Corporation is currently being renegotiated, and we cannot make any assurances as to whether the revised agreement will have terms similar to, or as favorable as, our existing agreement.

     Our direct sales staff utilizes a multi-tiered approach that leverages the involvement of our field sales personnel, our technical professionals and members of our senior management. Our sales process simultaneously targets senior business executives, personnel responsible for financial services initiatives and bank operations personnel. We employ this approach to accelerate the sales cycle, which typically ranges from three to nine months. After a sale has been made, our client services group manages the account and aggressively cross-sells additional products and services into these accounts.

     Our corporate marketing team is responsible for building strong brand awareness, implementing best practices marketing processes and generating and identifying potential clients and market opportunities. Our marketing efforts include electronic marketing, media relations, trade show and event marketing, strategic marketing, strategic planning, market research and market planning.

Technology and Infrastructure

     All of our systems are designed to provide real time data acquisition, processing, analysis and presentation of financial service applications. Our systems encompass distributed hardware platforms, an open middleware software environment, financial services applications, network support infrastructure and continuous processing support. The key feature of our systems is our open systems architecture which provides clients with the flexibility to easily scale and add new solutions to the underlying platform. Our open architecture facilitates the integration of applications developed on the same or disparate platforms, developed by us or our partners, internal development teams or other third-party application developers. The resulting integrated solutions not only leverage the individual strengths of these separate applications, but also create new service opportunities that yield a higher value to financial organizations than each of the applications alone.

     Our platform is equipped to deliver solutions that are designed to meet the various business needs and diversified operating systems and platforms of our clients. Our open standards facilitate integration among diverse front-end delivery and access systems, customer and account processing systems and back-end management information systems. Multiple delivery channel support and application integration is accomplished through the use of a number of standards based on approaches such as extensible markup language, component object model, common object request broker architecture, interactive financial exchange and open financial exchange.

     Our data centers provide access to host computers for messaging, online updates and inquiry into the systems operating our solutions. All communications between the applications running in the data centers and the organization's host network are routed through a virtual private network connection in order to provide enhanced security. We are in the process of migrating our private point-to-point networks to a broadband Internet-protocol-based network which is expected to be completed by the end of 2002. This network management initiative will provide the network infrastructure for the increased bandwidth needs of financial services providers in the future. Our data centers are responsible for ensuring availability of all types of communications, including online, electronic mail, frame relay circuit and host communications. In addition, our data centers provide production, change control, job scheduling, data storage management, storage of backups and job performance analysis for systems operating our products. Our recovery plan provides the organization with a defined recovery site, data processing resources and vital records required for restoration of all the organization's operations in the data centers.

     Our client-enabling systems environment is operated 24 hours a day, seven days a week with a team of operating systems, applications support, network services and operation experts to ensure maximum availability of our services to our clients.

Research and Development

     As of June 30, 2000, our product development staff consisted of over 1,800 software development professionals with experience in a vast array of financial services technologies, including Internet technology, financial services applications, software testing and quality assurance, object-oriented software design, client service systems, straight-through-processing design, user-centered design, large scale transaction processing and wireless technology. Our product development group is responsible for strategic product planning, managing client and market demands and managing the product roll-out process for each product under development. This group uses best practices, such as user-centered design, object oriented development, enterprise architecture and formal software testing, to enhance the quality, performance, scalability and functionality of our products and services.

Competition

     The markets for our products and services are intensely competitive. We compete with a variety of companies in various segments of the financial services industry, and our competitors vary in size and in the scope and breadth of the products and services they offer.

     Our eFinance solutions compete with a number of companies, including:

   . Electronic Bill Payment and Presentment. CheckFree Holdings Corporation is a dominant competitor in this market. Our other primary competitors are Derivion Corporation and Princeton eCom Corporation. We have relatively few other competitors in this market.

   . Online Banking. The business banking market is highly fragmented with numerous companies competing for market share. Our primary competitors in this market are BROKAT Infosystems AG, Fiserv, Inc. and S1 Corporation. Our primary competitors in the consumer banking market are Corillian Corporation, Digital Insight Corporation and S1 Corporation. We have relatively few other competitors in the consumer banking market.

     Our financial technology solutions compete with a number of companies, including:

   . Financial Account Processing. This market is highly fragmented with numerous companies competing for market share. Our primary competitors are Electronic Data Systems Corporation, Fiserv, Inc. and Jack Henry & Associates, Inc.

   . Customer Relationship Management Solutions. This market is highly fragmented with numerous companies competing for market share. Our primary competitors are ALLTEL Information Services, Electronic Data Systems Corporation, Fiserv, Inc. and Perot Systems Corporation.

   . Private Label Banking. The market for private label banking products is relatively new with limited market competition. Our primary competitor is Sanchez Computer Associates, Inc.

   . Trust and Investment Solutions. Relatively few companies provide trust and investment solutions. Our primary competitors are SEI Investments Company and SunGard Data Systems, Inc.

   . Electronic Funds Transfer and Card Solutions. The electronic funds transfer and card solutions markets are highly fragmented with numerous companies competing for market share. Our primary competitors are Concord EFS, Inc., Midwest Payment Systems, Inc. and Electronic Data Systems Corporation.

     We also face competition from in-house technology departments of existing and potential clients who may develop their own solutions rather than purchase financial services solutions from third-party vendors.

Intellectual Property

     Although we believe our success is more dependent upon our technical expertise than our proprietary rights, our future success and ability to compete is dependent in part upon our proprietary technology. None of our technology is currently patented, although we license patents from third parties and Customers Forever has applied for two patents. We do, however, rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. We cannot assure that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. We also cannot assure that we will not infringe upon the intellectual property rights of third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. The costs of defending our proprietary rights or claims that we infringe third-party proprietary rights may be high.

Employees

     As of June 30, 2000, we had a total of 3,842 full- and part-time employees, including 1,845 in technical and software development, 847 in client care, 463 in operations, 387 in administration and 300 in sales and marketing. None of our workforce is currently unionized. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

     Our corporate headquarters are located at 4900 West Brown Deer Road, Brown Deer, Wisconsin, a combined office and data processing facility of approximately 380,000 square feet which we own (we lease approximately 38,000 square feet of this facility to M&I for its item processing operations). In addition, we own or lease the following additional principal facilities:

                                                             Approximate        Lease
                Use                         Location        Square Footage Expiration Date
Software development                  Milwaukee, Wisconsin     233,000            N/A*
Online banking and call center        Milwaukee, Wisconsin      96,000        03/31/10
Software development and client care  Brown Deer, Wisconsin     62,000        04/30/06
Software development and client care  Ann Arbor, Michigan       51,000           N/A**
Software development                  Milwaukee, Wisconsin      49,000        02/29/04
Software development                  Milwaukee, Wisconsin      33,000        07/31/04
Data processing                       Oak Creek, Wisconsin      31,000        07/31/13
Software development                  Milwaukee, Wisconsin      20,000        08/31/04
Online banking and call center        Alpharetta, Georgia       12,000        11/30/04

---------------------
*  We own this facility.

** We have signed a lease agreement for this facility but have not yet taken up occupancy there. We expect the lease term to commence on or about November 1, 2000, which means that the lease will terminate on October 31, 2015.

     We believe that our properties are adequate to support our current operations. We expect that the growth of our business will require us to obtain expanded or additional facilities within the next 12 months.

Government Regulation

     We are subject to examination, and are indirectly regulated by, the Office of the Comptroller of the Currency, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision and the various state financial regulatory agencies that supervise and regulate the banks and thrift institutions for which we provide services. Matters subject to review and examination by federal and state financial institution regulatory agencies include our internal controls in connection with our performance of data processing services and the agreements giving rise to those processing activities. Furthermore, as long as we are controlled by M&I, we are subject to restrictions on our activities and to supervision, regulation and examination by the Federal Reserve Board as a company controlled by a bank holding company. As a subsidiary of a bank holding company, we are subject to restrictions on the types of activities that we may engage in, or the products and services that we may offer. Under Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended, a non-bank subsidiary of a bank holding company may only engage in activities that the Federal Reserve Board has determined to be "so closely related to banking . . . as to be a proper incident thereto." Regulation Y includes a so-called "laundry list" of non-banking activities that the Federal Reserve Board has approved by regulation. This list includes, among other things, providing data processing and transmission services, facilities and databases, as well as access to them by any technological means.

     The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could adversely affect our business. Laws and regulations which apply to communications and commerce over the Internet are becoming more prevalent. For example, a recent session of the United States Congress resulted in Internet laws regarding copyrights, taxation and the transmission of specified types of material. Congress also adopted legislation imposing obligations on financial institutions to develop privacy policies, restrict the sharing of non-public customer data with nonaffiliated parties at the customer's request and establish procedures and practices to protect and secure customer data. These privacy provisions, which may apply to us because of the broad definition of "financial institution" contained in the legislation, will be implemented by regulations that will take effect on November 13, 2000, although compliance will be optional until July 1, 2001. Even if the regulations do not apply directly to us, they will apply to our financial institution clients. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online financial services, including online banking, may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. We are also subject to encryption and security export laws which, depending on future developments, could adversely affect our business.

Legal Proceedings

     From time to time, we may be involved in litigation arising in the normal course of our business. Except as set forth below, we are not party to any litigation, individually or in the aggregate, that we believe would have a material adverse effect on our financial condition or results of operations.

     On August 27, 1999, Mid-Med Bank p.l.c. filed a Writ of Summons against M&I EastPoint, our wholly-owned subsidiary, in the Civil Court of Malta. Mid-Med is seeking approximately $3.5 million in damages for M&I EastPoint's alleged breach of a professional services agreement and related agreements between Mid-Med and M&I EastPoint entered into in 1998. Under those agreements, M&I EastPoint had agreed to develop, implement and license to Mid-Med certain consumer banking software. In general, the suit alleges that the software delivered by M&I EastPoint failed to comply with the requirements of the agreements. M&I EastPoint has retained Maltese counsel and is vigorously contesting the suit. M&I EastPoint believes that the suit is without foundation and that M&I EastPoint has meritorious claims against Mid-Med.

                                   MANAGEMENT

Executive Officers and Directors

     The following table sets forth biographical information with respect to our director and executive officers as of July 1, 2000 and those individuals who will be appointed to our Board of Directors prior to or concurrently with the completion of this offering. After completion of this offering, we will add three independent directors to our Board of Directors who are unaffiliated with M&I.

Name                     Age Position
James B. Wigdale........  63 Director

Dennis J. Kuester.......  58 Chairman of the Board

Joseph L. Delgadillo....  48 President, Chief Executive Officer and a Director

Michael D. Hayford......  40 Executive Vice President, Corporate Development/Marketing
                              Group

Gregory T. Nurre........  47 President, Enterprise Solutions Group

Colleen J. Stenholt.....  50 Senior Vice President, Human Resources

Owen J. Sullivan........  42 President, Financial Services Group

Peter J. Tallian........  42 Chief Financial Officer and Executive Vice President, Finance
                              and Administration Group

Michael E. Touhey.......  44 President, Electronic Commerce Group

     Mr. Delgadillo is currently our sole director. We will expand our Board of Directors prior to or concurrently with the completion of the offering, adding Messrs. Wigdale and Kuester. Mr. Kuester will become our Chairman of the Board. When and if M&I completes the distribution of our common stock that it holds, it is anticipated that Mr. Wigdale would resign from our Board of Directors and that Mr. Kuester would remain on our Board but would resign as Chairman.

     Biographical information set forth below relating to positions held with Metavante prior to July 2000 refers to positions with the M&I Data Services division of M&I. The M&I Data Services division of M&I had an advisory board from January 1995 through June 2000.

     James B. Wigdale. Mr. Wigdale will join our Board of Directors prior to or concurrently with the completion of this offering. Mr. Wigdale has served as the Chairman of the Board of M&I since December 1992 and as the Chief Executive Officer of M&I since October 1992. From December 1988 until December 1992, he served as the Vice Chairman of the Board of M&I. Mr. Wigdale has been a member of the Board of Directors of M&I since 1988. Since January 1989, Mr. Wigdale has also served as the Chairman of the Board of M&I Marshall & Ilsley Bank and since September 1987, he has served as its Chief Executive Officer. Mr. Wigdale has served as a Director of Metavante since November 1987. Mr. Wigdale began his career with M&I in 1962. Mr. Wigdale holds a bachelor's degree from Stanford University. Mr. Wigdale is a member of the board of directors of Columbia Hospital Foundation and Columbia Health System, Inc., a member and past chairman of the board of trustees of the Medical College of Wisconsin and a member of the board of directors of the Children's Hospital Foundation. Mr. Wigdale is also a director of Green Bay Packaging, Inc., a manufacturer of paperboard packaging, and Sentry Insurance, an insurance and financial services provider.

     Dennis J. Kuester. Mr. Kuester will join our Board of Directors as Chairman of the Board prior to or concurrently with the completion of this offering. Mr. Kuester has served as President of M&I since 1987 and has served on its board of directors since February 1994. Mr. Kuester has also served as the President and a Director of M&I Marshall & Ilsley Bank since January 1989. Mr. Kuester has served as a Director of Metavante since 1986 and as Chairman of the Board since 1993. Throughout his career with M&I, which began in 1976, Mr. Kuester has held various positions with Metavante, including Vice President, President and Chief Executive Officer. Prior to joining M&I in 1976, Mr. Kuester held a variety of sales and management positions with IBM Corporation, an information technology provider, working in Milwaukee, Wisconsin, Minneapolis, Minnesota and Chicago, Illinois. Mr. Kuester holds a bachelor's degree in business administration from the University of Wisconsin-Milwaukee. Mr. Kuester serves as a director on various boards, including Modine Manufacturing Company, a worldwide provider of heat transfer and heat storage technology, Krueger International, Inc., a manufacturer of office, commercial, institutional and educational furniture, Super Steel Products Corp., a manufacturer of steel products, and TYME Corporation, an electric funds transfer services provider. In addition, Mr. Kuester is a director of Froedtert Memorial Lutheran Hospital, Chairman of the Wisconsin Manufacturers and Commerce Association and a director of the University of Wisconsin-Milwaukee Foundation, Inc.

     Joseph L. Delgadillo. Mr. Delgadillo has served as our Chief Executive Officer since January 1998, as our President since 1993 and as a Director since January 1994. From 1989 until 1993, he served as a Senior Vice President for Metavante with responsibility for managing the bank processing unit and several software business units. From 1988 until 1989, he served as Vice President/Group Executive with responsibility for the bank processing business unit. Mr. Delgadillo began his career with Metavante in 1986 as Vice President of Sales and Marketing. Prior to joining us, Mr. Delgadillo worked in a number of sales and marketing management positions for IBM Corporation. He holds a master's degree in business administration from Northwestern University's Kellogg School of Business and a bachelor's degree in psychology from the University of Wisconsin-Milwaukee. Mr. Delgadillo serves as a director on various boards and is involved with a number of community-based education initiatives.

     Michael D. Hayford. Mr. Hayford has served as Executive Vice President, Corporate Development/Marketing Group since 1998. In this position, he is responsible for the long-range strategic growth plans for Metavante, including developing new lines of business as well as managing acquisitions and business partnerships. Mr. Hayford began his career with Metavante in 1992 as head of operations and was promoted to General Manager and Chief Information Officer in 1993. Mr. Hayford has held various other positions with Metavante, including General Manager of the financial products group with responsibility for application development. Prior to joining us, Mr. Hayford worked for Andersen Consulting LLP, the business and technology consulting affiliate of Arthur Andersen LLP, for ten years. His responsibilities at Andersen Consulting included managing a number of very large system integration projects and the design and development of a worldwide training program for all Andersen new hires. Mr. Hayford holds a master's degree in business administration from Northwestern University's Kellogg School of Business and a bachelor's degree in accounting and computer science from the University of Wisconsin. Mr. Hayford is also a Certified Public Accountant.

     Gregory T. Nurre. Mr. Nurre has served as our President, Enterprise Solutions Group, which includes electronic funds transfer, card solutions and private label banking, since May 2000. From February 1999 until May 2000, he served as the Executive Vice President of this group. Prior to joining us, Mr. Nurre was Vice President of Operations for Baan Company N.V., a global provider of enterprise business solutions, from 1997 until February 1999. In addition, from 1979 until 1997, he worked at IBM Corporation in several management and executive positions. Mr. Nurre holds a master's degree in business administration from DePaul University and a bachelor's degree in economics from Miami University (Ohio).

     Colleen J. Stenholt. Ms. Stenholt has served as our Senior Vice President, Human Resources since March 1998. From October 1996 until March 1998, she served as Vice President of Human Resources. Prior to joining us, Ms. Stenholt was the Director of Human Resources at Northwestern Mutual Life Insurance Company, a mutual life insurance company, from 1988 until October 1996. Ms. Stenholt also worked as the Manager of Human Resources for GE Marquette Medical Systems, formerly known as GE Medical Systems, a subsidiary of General Electric which manufactures diagnostic imaging equipment, from 1984 until 1988, and served in various human resources positions during her ten years with the Premcor Refining Group Inc., formerly known as Clark Oil and Refining Corporation, a refiner of petroleum products. Ms. Stenholt holds a master's degree in management and a bachelor's degree in sociology from the University of Wisconsin. Ms. Stenholt serves on the board of directors for the Human Resources Planning Society in New York.

     Owen J. Sullivan. Mr. Sullivan has served as our President, Financial Services Group, which includes financial account processing, customer relationship management solutions and trust and investment solutions, since January 1999. From 1996 until January 1999, Mr. Sullivan served as the President of our Enterprise Solutions Group with responsibility for the management of the software organization and professional services divisions, and from 1993 until 1996, he served as the Vice President of Sales and Marketing. Prior to joining us, Mr. Sullivan spent 14 years with IBM Corporation in several management positions. Mr. Sullivan holds a bachelor's degree in English from Marquette University. Mr. Sullivan is active on several community boards and organizations throughout the Milwaukee, Wisconsin area.

     Peter J. Tallian. Mr. Tallian has served as our Chief Financial Officer since November 1995 and as our Executive Vice President, Finance and Administration Group, which includes accounting, information controls and facilities, since November 1999. From November 1995 until November 1999, Mr. Tallian served as the Senior Vice President of the Finance and Administration Group. Prior to joining us, Mr. Tallian spent 13 years with IBM Corporation, where he held a number of senior financial management positions. Mr. Tallian holds a master's degree in business administration from the University of Chicago and a bachelor's degree in economics from the Wharton School of the University of Pennsylvania.

     Michael E. Touhey. Mr. Touhey has served as our President, Electronic Commerce Group, which includes electronic bill payment and presentment, business and consumer online banking, online mortgage services and CSF, since November 1999. From March 1999 until November 1999, he served as Senior Vice President of the Electronic Commerce Group, and from January 1995 until March 1999, he served as the General Manager of the investment technologies and client services divisions. Mr. Touhey began his career with Metavante in 1993 as the General Manager of the client services division. Prior to joining us, Mr. Touhey spent 16 years with IBM Corporation in a variety of sales/marketing, consulting and management positions. Mr. Touhey holds a master's degree in business administration and a bachelor's degree in business administration from Marquette University. Mr. Touhey is a member emeritus of the alumni board for the Marquette University Business School.

     Our directors are elected at the annual shareholders' meeting and serve until their successors are duly elected and qualified or until their earlier resignation or removal. The terms of directors are staggered, with Mr. Wigdale serving a term expiring in 2001, Mr. Kuester serving a term expiring in 2002, and Mr. Delgadillo serving a term expiring in 2003. Executive officers are appointed by and serve at the discretion of the Board of Directors.

Committees of the Board

     After this offering, the Board of Directors will establish two standing committees: an Audit Committee and a Compensation Committee. Currently, the functions of these two committees are being performed by the Board of Directors.

     The functions of the Audit Committee will include reviewing the adequacy of our system of internal accounting controls, reviewing the results of the independent auditors' annual audit, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management, determining the duties and responsibilities of the internal audit staff, reviewing the scope and results of our internal auditing procedures, reviewing our audited financial statements and discussing them with management, reviewing the audit reports submitted by both the independent auditors and our internal audit staff, reviewing disclosures by independent auditors concerning relationships with our company and the performance of our independent auditors and annually recommending independent auditors, adopting and annually assessing its charter and preparing reports or statements required by the Nasdaq National Market or the securities laws. After this offering is completed, we will appoint three directors to our Audit Committee. Each member of the Audit Committee will be an "independent director" within the meaning of the rules of the Nasdaq National Market. For so long as M&I is required to consolidate our results of operations and financial position, our Audit Committee is prohibited, under the terms of a reorganization agreement between M&I and us, from selecting a different accounting firm than the accounting firm selected by M&I to serve as our auditors.

     The functions of the Compensation Committee will include considering and recommending to the Board of Directors our overall compensation programs, reviewing and approving the compensation payable to our senior management personnel and reviewing and monitoring our executive development efforts to assure development of a pool of management and executive personnel adequate for our operations. The Compensation Committee will also review significant changes in employee benefit plans and stock related plans and serve as the "Committee" under our stock incentive plan. The members of the Compensation Committee will be appointed after completion of this offering, and will be "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

     The Board of Directors may, from time to time, establish other committees to facilitate its work.

     With respect to material transactions between M&I and Metavante after this offering is completed, our Board of Directors has established a policy that all such transactions will be submitted for review, approval and authorization to the directors of Metavante who are not affiliated with M&I.

Director Compensation

     We expect that each director who is not an employee of Metavante or M&I will receive an annual retainer fee of $10,000, a fee of $1,000 for each Board meeting attended and a fee of $500 for each Committee meeting attended, if such Committee meeting is not held on the same day as a Board meeting. We also reimburse all directors for travel and related expenses incurred in connection with Board and Committee meetings.

     Directors are eligible to receive stock options under our stock incentive plan.

Stock Ownership of Directors and Executive Officers

     All of our common stock is currently owned by M&I, and thus none of our directors or executive officers owns any of our common stock. To the extent our directors or executive officers own shares of M&I common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of M&I common stock.

     The following table sets forth as of July 1, 2000 the number of shares of M&I common stock owned by our directors, by each of the "named executive officers," as defined below, and all executive officers and directors of Metavante as a group.

                                             Number of Shares
Name of Beneficial Owner                 Beneficially Owned (1)(2) Percent (3)
James B. Wigdale........................           782,847(4)            *
Dennis J. Kuester.......................           548,128               *
Joseph L. Delgadillo....................            82,004               *
Michael D. Hayford......................            26,500               *
Gregory T. Nurre........................               --               --
Owen J. Sullivan........................            31,492               *
Michael E. Touhey.......................            20,242               *
All directors and executive officers as
   a group (9 persons)..................         1,513,463               *

---------------------
*  Represents holdings of less than 1%.
(1) Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Includes shares of M&I common stock which may be acquired within 60 days pursuant to stock options as follows: Mr. Wigdale--518,500; Mr. Kuester-- 345,500; Mr. Delgadillo--61,000; Mr. Hayford--25,500; Mr. Sullivan--31,000;
    and Mr. Touhey--19,750.
(3) Based on 103,961,159 shares of M&I common stock outstanding as of July 1, 2000.
(4) Includes 11,678 shares of M&I common stock held by Mr. Wigdale's family as to which he disclaims beneficial ownership.

Executive Compensation

     The following table sets forth compensation information for our Chief Executive Officer and four other executive officers who, based on salary and bonus compensation from M&I and its subsidiaries, were the most highly compensated for the fiscal year ended December 31, 1999. Together, these five persons are referred to as our "named executive officers." All information set forth in this table reflects compensation earned by these individuals for services with M&I and its subsidiaries for the fiscal year ended December 31, 1999, except that information for Mr. Delgadillo is presented for each of the three fiscal years ended December 31, 1999 since such information has been previously reported in M&I's filings with the SEC.

                           Summary Compensation Table

                                                                Long Term
                                                              Compensation
                                                               Awards (2)
                                                          ---------------------
                                  Annual Compensation        Awards    Payouts
                              --------------------------- ------------ --------
                                                           Number of
                                                           Securities
                                                           Underlying    LTIP    All Other
Name and Principal                                        Options/SARS Payouts  Compensation
Position                 Year  Salary   Bonus   Other (1)     (3)        (4)        (5)
Joseph L. Delgadillo.... 1999 $360,000 $316,000      --      29,000    $490,372   $57,391
 President and Chief     1998  320,000  250,000      --      20,000     197,020    51,052
 Executive Officer       1997  300,000  200,000      --      12,000     207,960    41,007

Michael D. Hayford...... 1999 $210,000 $165,000  $53,530      8,000         --    $33,118
 Executive Vice
 President, Corporate
 Development/ Marketing
 Group.

Gregory T. Nurre,        1999 $190,840 $138,800      --       6,000         --    $   926
 President..............
 Enterprise Solutions
 Group

Owen J. Sullivan,        1999 $230,000 $178,100      --      12,000         --    $43,637
 President..............
 Financial Services
 Group

Michael E. Touhey....... 1999 $166,750 $141,300      --      10,000         --    $18,763
 President, Electronic
 Commerce Group

---------------------
(1) Reflects amounts paid by M&I during 1999 for club memberships.
(2) As of December 31, 1999, Mr. Delgadillo had 2,000 shares of unreleased key restricted stock valued at $123,625; Mr. Hayford had 1,500 shares of unreleased key restricted stock valued at $92,719; and Messrs. Sullivan and Touhey each had 900 shares of unreleased key restricted stock valued at $55,631. The restricted stock was awarded under M&I's stock option and restricted stock plan. The value of the restricted stock was arrived at using a December 31, 1999 closing market price of M&I common stock equal to $62.8125 per share less consideration which is paid by the executive upon issuance of the award. Dividends are paid on restricted stock.
(3) All securities referenced are options to purchase shares of M&I's common stock which were awarded under M&I's stock option and restricted stock plan.

(4) Long-term incentive plan payouts in any given year are based on the number of LTIP units awarded with respect to the prior three-year period and M&I's performance during such period. Accordingly, the amount of LTIP payouts may vary from year to year and in some years, there may be no payouts under the LTIP. For 1999, Mr. Delgadillo received a payout from M&I for awards made with respect to the three-year period from January 1997 through December 1999. The performance criteria for this three-year cycle was based upon M&I's total shareholder return in relation to companies in the Keefe, Bruyette & Woods 50 Bank Index.
(5) Includes payments made by M&I in the amount of $17,600 for the benefit of each of Messrs. Delgadillo, Hayford, Sullivan and Touhey under M&I's retirement program for 1999. Also includes the following contributions made by M&I under a supplementary retirement benefits plan and an executive deferred compensation plan based on compensation paid or deferred during 1999: Mr. Delgadillo--$36,000; Mr. Hayford--$13,500; and Mr. Sullivan-- $16,744. Also includes the following above-market amounts accrued by M&I on account balances under its supplementary retirement benefits plan and its executive deferred compensation plan for 1999: Mr. Delgadillo--$3,791; Mr. Hayford--$2,018; Mr. Nurre--$926; Mr. Sullivan--$9,293; and Mr. Touhey-- $1,163.

     The M&I executive deferred compensation plan provides selected key employees of M&I with the ability to defer up to 80% of their base salary and 100% of their bonus. Those employees electing to participate have two investment options for amounts deferred: a fixed rate option equal to the Moody's A Long-Term Corporate Bond Rate for the month of September of the previous year and an equity option equal to the total return of the S&P 500 Index. The percentage allocated to any investment option may not be less than 10% and elections may be changed semi-annually. Amounts deferred are distributable upon termination of employment at the election of the participant. Choices range from a lump sum distribution upon termination of employment to a payout over 15 years if a participant's employment terminates on or after age 55, other than because of death or disability, with at least 10 years of service. Amounts deferred and investment returns thereon are held in a trust account of which Marshall & Ilsley Trust Company is the trustee.

     M&I's supplementary retirement benefits plan is a nonqualified benefit plan which covers employees whose compensation exceeds the statutory limits on compensation which can be taken into account for purposes of crediting contributions to M&I's retirement growth plan. This plan was suspended in August 1999 and M&I will make no further contributions to the plan. Existing account balances under M&I's retirement growth plan in the supplementary retirement benefits plan will continue to vest as long as the participant remains employed by M&I and will be credited with the applicable investment return until payout pursuant to the terms of the supplementary retirement benefits plan. The executive deferred compensation plan was amended such that persons eligible to participate therein will receive an allocation equal to the amount that would have formerly been allocated under the supplementary retirement benefits plan. This amount, which would have been allocated to such participant's account under M&I's retirement growth plan absent the statutory limitations, is credited to an account which vests after an employee has five years of vesting service as defined in M&I's retirement growth plan. Participants have the same investment and payout elections as other accounts in the executive deferred compensation plan and amounts credited under the supplementary retirement benefits plan are held in trust, as described above.

     The following table sets forth information about M&I stock option grants during the fiscal year ended December 31, 1999 to the named executive officers.

                   M&I Option/SAR Grants in Last Fiscal Year

                                          Individual Grants
                         ---------------------------------------------------
                          Number of     % of Total
                          Securities   Options/SARs
                          Underlying  Granted to M&I Exercise or
                         Options/SARs  Employees in   Base Price  Expiration Grant Date Present
Name                     Granted (1)   Fiscal Year   ($/Share)(2)    Date        Value (3)
Joseph L. Delgadillo....    29,000         1.9%         $61.50     12/16/09       $566,701
Michael D. Hayford......     8,000         0.5           61.50     12/16/09        156,331
Gregory T. Nurre........     6,000         0.4           61.50     12/16/09        117,248
Owen J. Sullivan........    12,000         0.8           61.50     12/16/09        234,497
Michael E. Touhey.......    10,000         0.6           61.50     12/16/09        195,414

---------------------

(1) Includes options transferable to the employees' immediate family or trusts or partnerships for the benefit thereof. Options generally become exercisable based on the following schedule: one-third on the first anniversary of the date of grant, an additional one-third on the second anniversary of the date of grant and the remaining one-third on the third anniversary of the date of grant. All options become immediately exercisable upon a "triggering event," which is a change of control of M&I. Employees who have attained age 55 and have at least ten years of service with M&I or a subsidiary receive options which are fully vested on the date of grant.
(2) All options have an exercise price equal to 100% of the fair market value of M&I's common stock on the date of grant. The exercise price may be paid in cash or by delivery of shares of M&I's common stock. Upon exercise of an option, the holder may satisfy any tax obligations either by having M&I withhold shares or by delivering shares such holder already owns.
(3) The grant date present values were determined using the Black-Scholes model with the following common assumptions: a six year expected period of time to exercise; a risk-free rate of return of 6.30%; an expected dividend yield of 1.56%; and a volatility factor of 24.36%.

     The following table sets forth information with respect to the named executive officers concerning stock options to purchase M&I common stock that were exercised during the last fiscal year and the number and value of options outstanding on December 31, 1999.

    Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-end
                             M&I Option/SAR Values

                                                Number of Securities
                                               Underlying Unexercised     Value of Unexercised
                                                   Options/SARs at      In-the-Money Options/SARs
                           Shares                Fiscal Year-End (1)     at Fiscal Year-End (2)
                         Acquired on  Value   ------------------------- -------------------------
Name                      Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
Joseph L. Delgadillo....      --          --    61,000       39,000     $1,730,066    $148,063
Michael D. Hayford......    8,000    $370,019   24,000       11,000        637,313      43,500
Gregory T. Nurre........      --          --       --         6,000            --        7,875
Owen J. Sullivan........      --          --    28,000       18,000        631,375      81,750
Michael E. Touhey.......      --          --    18,500       12,500        507,750      40,625

---------------------
(1) Includes shares which were transferred to the employees' immediate family or trusts or partnerships for the benefit thereof.
(2) For valuation purposes, a December 31, 1999 market price of $62.8125 was used.

     The following table sets forth information on long-term incentive plan awards granted by M&I to the named executive officers with respect to 1999 and 2000.

              Long-Term Incentive Plan-Awards in Last Fiscal Year

                            Awards Granted December 1999 for the
                         Performance Period Beginning January 2000
                         -----------------------------------------
                             Number of             Performance or Other
                           Shares, Units          Period Until Maturation
Name                      or Other Rights              or Payout (1)
Joseph L. Delgadillo....                    3,000                     3 Years
Michael D. Hayford......                      --                          --
Gregory T. Nurre........                      --                          --
Owen J. Sullivan........                      --                          --
Michael E. Touhey.......                      --                          --
                           Awards Granted December 1998 for the
                         Performance Period Beginning January 1999
                         -----------------------------------------------------
                                                    Performance or Other
                             Number of                  Period Until
                          Shares, Units or             Maturation or
Name                        Other Rights                 Payout (1)
Joseph L. Delgadillo....                    6,000                      3 Years
Michael D. Hayford......                      --                           --
Gregory T. Nurre........                      --                           --
Owen J. Sullivan........                      --                           --
Michael E. Touhey.......                      --                           --

---------------------

(1) Units awarded represent share equivalents of M&I's common stock. The performance period is the three years commencing on January 1, 2000 and ending on December 31, 2002 for awards made with respect to 2000 and the three years commencing on January 1, 1999 and ending on December 31, 2001 for awards made with respect to 1999. Additional units will be credited to each participant's account when dividends are paid on shares of M&I's common stock. Vesting of units occurs at the end of the three-year period with the exception of the death or disability of the participant, termination of a participant's employment due to retirement or the occurrence of a "triggering event," which is a change in control of M&I. A payout multiple is applied to the units awarded to a participant based on M&I's performance in relation to two equally weighted performance criteria, which represent (i) the total return of M&I's common stock for the three-year period when compared with the total return for those stocks composing the Keefe, Bruyette & Woods 50 Bank Index and (ii) M&I's cumulative earnings per share for the three-year period. M&I's performance in relation to the performance criteria is calculated independently, thereby allowing a participant to receive a payout under one of the criterion but not under the other. The minimum payout multiple is zero for each criterion and the maximum is 137.50%, resulting in a combined maximum of 275%. The resulting payout multiple is applied to the units awarded plus those credited in lieu of dividends. Before awards are paid, M&I's executive compensation committee must certify the extent to which the performance criteria have been met.

Treatment of M&I Options

     As of July 31, 2000, there are outstanding options to purchase approximately 7,240,000 shares of common stock of M&I granted by M&I to officers, directors and employees of M&I and Metavante under various M&I incentive plans. In connection with the proposed distribution by M&I of its entire interest in Metavante, it is anticipated that holders of M&I options granted prior to August 1, 2000 who are employees or directors of M&I or Metavante on the distribution date will be given an election regarding their M&I options. Employees or directors of M&I on the distribution date will have the choice of having their M&I options adjusted so that they retain options solely over M&I stock after the distribution or, alternatively, will have the choice of having their M&I options modified as well as receiving new Metavante options in a ratio that is reflective of the pro rata distribution of Metavante stock to M&I shareholders in the distribution. This second alternative allows individuals to receive what are referred to as "tandem options." Employees or directors of Metavante on the distribution date will have the choice of having their M&I options adjusted so that they retain options solely over Metavante stock after the distribution or, alternatively, will have the choice of receiving tandem options. If a holder is not an employee or director on the distribution date, or if no election is made, the holder will receive tandem options. In all events, the number of options that an option holder is entitled to receive and the respective exercise prices will be determined so that (i) the ratio of the exercise price of each of the options to the market value of the respective underlying common stock will not be less than the ratio of the exercise price of M&I options to the underlying market value of the M&I common stock immediately prior to the distribution and (ii) the difference between the aggregate exercise price and aggregate market value of the underlying stock will not exceed the aggregate intrinsic value inherent in M&I options immediately prior to the distribution. Metavante and M&I reserve the right to adjust the foregoing procedures as they deem necessary in their sole discretion so that the purposes of the conversion are effected in a manner suitable to Metavante and M&I. All other terms and conditions of the options issued in the conversions described above will be substantially the same as the original options. The options issued in the conversion described above will be issued under our 2000 stock incentive plan described below.

     As of the date of this prospectus, it is not possible to determine how many options for shares of Metavante common stock will be issued as a result of adjustments and elections described above. Holders of our common stock will experience dilution as a result of such conversions. Holders of M&I options are not contractually bound to make either election outlined above. If all employees and directors of M&I elected to receive tandem options, and if all employees and directors of Metavante elected to have their M&I options converted into new Metavante options, and if the market prices for the M&I and Metavante stock were $38 and $12, respectively, approximately 9,547,000 options for shares of Metavante stock would be issued for M&I options outstanding as of July 31, 2000 at an average exercise price of approximately $11.03 per share. The foregoing computation is for purposes of illustration only.

2000 Stock Incentive Plan

     Our Board of Directors has adopted a stock incentive plan, which has been approved by our sole shareholder, M&I. The purpose of the stock incentive plan is to attract and retain selected officers, key employees, non-employee directors and consultants whose skills and talents are important to our operations, and reward them for making major contributions to our success. Options from the stock incentive plan will also be issued to M&I and Metavante employees consistent with their elections to receive tandem options or solely Metavante options in connection with the proposed distribution by M&I of its entire interest in Metavante.

     After this offering is completed, the stock incentive plan will be administered by the Compensation Committee. Under the stock incentive plan, the Compensation Committee may grant:

   . incentive stock options within the meaning of Section 422 of the Code,

   . non-qualified stock options, and

   . shares of stock or the right to receive shares of stock in the future.

     Options and stock awards are collectively referred to as "awards." Awards may be made to our directors and our key personnel and the directors and the key personnel of our "related companies." Our "related companies" include any corporation or other business entity in which we have a significant direct or indirect equity interest, as determined by our Compensation Committee. However, incentive stock options may only be issued to our employees and employees of subsidiary corporations in which we own, directly or indirectly, 50% or more of the stock. The Compensation Committee will have final authority, subject to the express provisions of the stock incentive plan, to determine to whom awards shall be granted; to determine the types of awards and the numbers of shares covered by the awards; to determine the terms, conditions, performance criteria, restrictions and other provisions of each award; and to adopt such rules, regulations and guidelines for carrying out the stock incentive plan as it may deem necessary or proper. The stock incentive plan provides for accelerated vesting of awards upon the occurrence of "change of control" transactions as described in the stock incentive plan. The Compensation Committee may delegate to our Chief Executive Officer or other senior executives its duties under the stock incentive plan. Such delegation may be revoked at any time.

     Incentive stock options may be granted under the stock incentive plan to full- or part-time employees, including officers and directors who are also employees, of ours or our subsidiary corporations in which we own, directly or indirectly, 50% or more of the stock. In addition, non-qualified stock options and stock awards may be granted to employees and non-employee directors of Metavante or our "related companies."

     Subject to the Compensation Committee's authority to adjust the number and kind of shares subject to each outstanding award and the exercise price in the event of certain corporate transactions involving us, the aggregate number of shares of common stock which may be issued under the stock incentive plan is 16,000,000 shares. Award limits established under the stock incentive plan are as follows: the maximum number of shares of common stock which may be issued pursuant to incentive stock options is 16,000,000; the maximum number of shares of common stock which may be issued pursuant to restricted stock awards is 250,000 during the term of the stock incentive plan; and the maximum number of shares of common stock covered by options granted to any one individual is 500,000 in any one calendar year.

     The period during which awards may be made under the stock incentive plan will expire on the tenth anniversary of the date the stock incentive plan is adopted, and the term of each option granted under the stock incentive plan will expire not more than ten years from the date of grant.

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


Each option granted will specify an exercise price or prices; provided, however, that no option may be granted with a per share exercise price less than the fair market value per share of common stock on the date of grant. The fair market value per share on a particular date is the last reported sale price per share of common stock on that date on the Nasdaq National Market except for awards which are effective on the date we sell shares of our common stock in an underwritten public offering, where the exercise price will be the price per share at which the shares are initially sold to the public. An option may be exercised as to any or all of the shares covered by the option by full payment of the exercise price for such shares. Payment of the exercise price must be made in cash or by tendering previously owned shares of common stock either directly or by attestation.

     The stock incentive plan may be terminated or amended by our Board of Directors. The Board of Directors may not, without approval of our shareholders, increase the number of shares of common stock which may be delivered pursuant to awards granted under the stock incentive plan, except for increases resulting from certain corporate transactions involving us. We have granted options over 2,650,000 shares of common stock under the stock incentive plan effective as of the closing date of this offering. The exercise price of these options will be the public offering price in this offering.

Grants as of this Offering

     As of the closing date of this offering, our directors and executive officers will receive option grants with an exercise price per share equal to the initial public offering price as follows:

Name                                                         Shares Under Option
James B. Wigdale............................................           --
Dennis J. Kuester...........................................           --
Joseph L. Delgadillo........................................       340,000
Michael D. Hayford..........................................        85,000
Gregory T. Nurre............................................        70,000
Colleen J. Stenholt.........................................        30,000
Owen J. Sullivan............................................       115,000
Peter J. Tallian............................................        60,000
Michael E. Touhey...........................................       100,000

     One-third of these stock options will vest on the first anniversary of the date of grant, with an additional one-third of the options vesting and becoming exercisable on each successive anniversary of the date of grant. All stock options vest immediately upon a "change of control" of Metavante as defined in the stock incentive plan.

Employment Agreements

     We intend to enter into an employment agreement with Joseph L. Delgadillo, our President and Chief Executive Officer. The term of the agreement will start on the date of the initial public offering of our common stock and end on the third anniversary of that date. Under the agreement, Mr. Delgadillo will receive an annual salary of at least $380,000, subject to increase at the discretion of our Compensation Committee. Mr. Delgadillo is also eligible to receive an annual bonus determined in accordance with his short-term incentive plan approved by our Compensation Committee. Mr. Delgadillo is eligible to participate in our stock incentive plan, any other long-term incentive plan which is available to our senior executives and our deferred compensation plan, when and if adopted. He is entitled to participate in our employee benefit and fringe benefit plans available to other senior executives.

     If Mr. Delgadillo's employment is terminated by us without "cause," as defined in the agreement, or by him if for "good reason," as defined in the agreement, he is entitled to salary continuation for the remainder of the term of his contract and a pro-rated bonus, payable monthly, based on the average of his bonuses for the two fiscal years preceding the year he terminates employment. In addition, he will be eligible for continued health and dental coverage under our plans, subsidized by us to the same extent as for active employees. Mr. Delgadillo will not receive these termination benefits if he does not sign a release of all employment-related claims he may have against us, our employees, officers and directors, or if he violates the confidentiality agreement or non-competition and non-solicitation agreements contained in the employment agreement. If Mr. Delgadillo voluntarily terminates his employment with us, Mr. Delgadillo agrees not to divulge our confidential information, not to compete with us and not to solicit our clients and employees to work for a competitor during the period of his employment and for two years thereafter. If Mr. Delgadillo terminates his employment for "good reason" or is involuntarily terminated by us other than for "cause," the confidentiality, non-competition and non-solicitation covenants last for the remainder of the three year term of his agreement, or, if shorter, two years. If there is a change of control of our company, the employment agreement will terminate and Mr. Delgadillo's change of control agreement will govern the payments he will receive on termination of employment.

Change of Control Agreements

     We intend to enter into change of control agreements with all of our executive officers effective as of the date of completion of this offering. The change of control agreement with Mr. Delgadillo will have a term of three years and the change of control agreements with the other executive officers each will have a term of two years. The change of control agreements guarantee an individual specific payments and benefits upon termination of employment as a result of a "change of control," as defined in the agreement. If a change of control occurs, the contract becomes effective and an employment term begins and continues for a period of three years with respect to Mr. Delgadillo and two years with respect to the other executive officers. The employment term renews on a daily basis until we give notice to terminate the daily renewal.

     The change of control agreements provide that if, after a change of control, the individual voluntarily terminates his employment for "good reason," as defined in the agreement, or is involuntarily terminated other than for "cause," as defined in the agreement, then the individual will be entitled to:

   . a lump sum payment equal to two or three times the sum of his or her current base salary, plus the higher of his or her bonus for the last year or his or her average bonus for the past three years,

   . a proportionate amount of any unpaid bonus which is deemed earned for the year,

   . a lump sum payment equal to the retirement benefits lost as a result of not having been employed for the remaining contract term,

   . medical and dental and group-term life benefit continuation for a two or three year period,

   . the right to purchase his or her company car, if any, at book value and the right to purchase our interest in any split dollar insurance owned on the individual's life, and

   . payments for certain other fringe benefits.

     The multiple referred to in this paragraph is three for Mr. Delgadillo and two for the other executive officers. An executive will not receive these payments and benefits unless he or she executes a release of all employment-related claims he or she may have against us, our employees, officers and directors. In the event of a termination of an individual's employment as a result of his or her death, the individual's beneficiary is entitled to six month's base salary. No additional amounts are guaranteed under the change of control agreements upon an individual's disability or termination for cause, except that Mr. Delgadillo will receive an additional benefit in the first year of disability equal to his then current base salary and average bonus for the prior three years, reduced by any payments from our disability plan(s) and any governmental social security or similar plan. In addition, Mr. Delgadillo's agreement will provide that at the end of six months after a change of control, he may terminate employment for any reason and is entitled to receive the payments enumerated above in a lump sum and the insurance benefits for a period of three years.

     Mr. Delgadillo's change of control agreement will also provide for "gross-up" payments in the event payments to him under the change of control agreement are subject to an excise tax pursuant to Section 4999 of the Code or any similar federal, state or local tax which may be imposed. The gross-up payment will be made in an amount such that the net amount retained by Mr. Delgadillo, after any excise tax on the payments and any federal, state and local income tax and any excise tax on the gross-up payment, shall be equal to the payments then due.

     A "change of control" is defined in the change of control agreements as occurring if:

   . a person acquires more than 33% of the combined voting power of our outstanding securities entitled to vote generally in the election of directors,

   . the incumbent directors or their permitted successors cease to constitute at least a majority of our Board of Directors,

   . a reorganization, merger, statutory share exchange or consolidation takes place after which our existing shareholders do not continue to own at least 50% of our common stock,

   . our company is completely liquidated or dissolved, or

   . a sale or other disposition of substantially all of our assets takes place after which our existing shareholders do not continue to own at least 50% of our common stock.

Neither this offering nor the proposed distribution by M&I will be deemed a change of control under our agreements.

     M&I also has change of control agreements with Mr. Delgadillo and Messrs. Hayford, Sullivan and Tallian which are substantially similar to the agreements described above. In addition, M&I has a change of control agreement with Mr. Nurre. This agreement, which has a term of two years, guarantees Mr. Nurre a severance benefit equal to 12 months of his then current salary upon termination of employment as a result of a "change of control," as defined in the agreement. If a change of control occurs, the contract becomes effective and an employment term begins and continues for a period of two years. For purposes of Mr. Nurre's agreement, a "change of control" is defined as the commencement of a cash tender and/or share exchange offer to acquire the outstanding shares of common stock of M&I, provided such transaction is ultimately approved by M&I shareholders and consummated and results in M&I not being the surviving entity.

     The M&I change of control agreements will terminate, in general, when M&I distributes our common stock to its shareholders. Prior to that date, both our change of control agreements and the M&I change of control agreements will remain in effect. However, our executives will only be entitled to receive payments under the agreement which results in the larger after-tax payments and benefits to the executive and once payments are made under an agreement, the other agreement will become null and void.

Compensation Committee Interlocks and Insider Participation

     Prior to this offering, the compensation of our executive officers was determined by M&I's compensation committee. We intend to enter into various agreements with M&I as described below in "Relationship With M&I." Additionally, M&I was our sole shareholder prior to this offering, and upon completion of the offering, will own a substantial majority of our common stock.

                             RELATIONSHIP WITH M&I

     We have entered or will enter into a number of agreements with M&I for the purpose of defining our ongoing relationship and the conduct of our respective businesses. These agreements were or will be developed in connection with this offering while we are a wholly-owned subsidiary of M&I, and, therefore, such agreements were and will not be the result of arm's-length negotiations--that is, negotiations between independent and unrelated parties each acting in its own self-interest. As a result, there can be no assurance that these agreements, or the transactions provided for in these agreements, have been or will be effected on terms at least as favorable to us as could have been obtained from parties other than M&I.

     These agreements may be modified and additional agreements, arrangements and transactions may be entered into between us after completion of this offering. Any such future modifications, agreements, arrangements and transactions will be determined through negotiation between us. With respect to material transactions between us after the offering is completed, our Board of Directors has established a policy that all such transactions will be submitted for review, approval and authorization to our directors who are not affiliated with M&I.

     The following is a summary of the material features of the various agreements, arrangements and transactions between us. The summaries of each of the following agreements are qualified in their entirety by reference to the full text of such agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Reorganization Agreement

     We have entered into a reorganization agreement with M&I, which governs this offering and the proposed distribution. Although M&I has announced that it currently plans to complete the distribution within one year following completion of this offering, or such shorter period of time as may be required in order to have the distribution qualify as a tax-free reorganization, M&I is not obligated to do so. M&I has the sole discretion to determine whether or when the distribution will occur and all terms of the distribution, including the form, structure and terms of any transactions or offerings to effect the distribution and the timing of and conditions to the completion of the distribution. We cannot assure you as to whether, when or on what terms the distribution will occur.

     Pursuant to the agreement, we have agreed to cooperate with M&I in all reasonable respects to accomplish this offering and the distribution.

     We have also agreed, at M&I's direction, to promptly take all actions necessary or desirable to effect these transactions, including the registration under the Securities Act of shares of our common stock in connection with the distribution.

     We have agreed to pay all costs and expenses relating to this offering and M&I has agreed to pay all costs and expenses relating to the distribution.

     We and M&I have agreed to provide each other with access to information relating to the assets, business and operations of the requesting party. We have also agreed that, for so long as M&I is required to consolidate our results of operations and financial position, we will:

   . provide M&I with financial information regarding our company and our subsidiaries and access to our books and records,

   . not select a different accounting firm than the accounting firm selected by M&I to serve as our auditors,

   . complete the annual audit of our financial statements, and the quarterly review thereof, on the same schedule as the audit, and quarterly review, of M&I's financial statements, and

   . consult with M&I and provide M&I and its auditors with notice of any proposed determination of, or significant changes in, our accounting estimates and accounting principles.

     As long as M&I beneficially owns 50% or more of our outstanding common stock, we have also agreed that we may not take any action that may result in a contravention or an event of default by M&I of:

   . any provision of law, including the Bank Holding Company Act of 1956, as amended, the Code or the Employee Retirement Income Security Act of 1974, as amended,

   . any provision of M&I's articles of incorporation or bylaws,

   . any credit agreement or other material agreement binding upon M&I, or

   . any judgment, order or decree of any governmental body, agency or court.

     We have also agreed not to take any action, except in connection with the distribution, which would cause M&I to own less than 80.1% of our common stock.

Registration Rights Agreement

     We intend to enter into a registration rights agreement with M&I which will only become effective in the event M&I does not proceed with the distribution. Under the agreement, we will grant demand and "piggyback" registration rights to M&I with respect to shares of common stock owned by M&I following this offering. Pursuant to the registration rights agreement, M&I will have the right to require us to file up to three registration statements under the Securities Act, which may be increased to an unlimited number of registration statements if effected on Form S-3, covering M&I's shares. M&I also will have the right, if we file a registration statement, to require us to include its shares in such registration statement. Our obligations under the registration rights agreement will be subject to limitations relating to the minimum amount of common stock to be included in a registration statement, the timing of the exercise of registration rights and other similar matters. We will agree to pay all costs and expenses relating to the exercise of M&I's registration rights, except for underwriting commissions and filing fees relating to the shares sold by M&I, any special or extraordinary auditing expenses, M&I's legal expenses and, in the case of demand registration rights, printing fees. We and M&I will each indemnify the other party for liabilities, including liabilities under the Securities Act, in connection with any registration under the registration rights agreement. The registration rights agreement will terminate when M&I owns less than 5% of our outstanding common stock. M&I has agreed with the underwriters, however, not to sell or otherwise dispose of any common stock or related securities for a period of 180 days after the closing of this offering without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston Corporation.

General Assignment and Assumption Agreement

     Pursuant to a general assignment and assumption agreement with M&I, the assets and liabilities that constitute our business have been transferred to us as of July 1, 2000. The general assignment and assumption agreement provides that effective upon completion of this offering:

   . we will indemnify M&I for any liabilities related to our business, including liabilities under securities and environmental laws, whether occurring before or after the completion of this offering, and

   . M&I will indemnify us for any liabilities related to M&I's business, including liabilities under the securities and environmental laws, whether occurring before or after the completion of this offering.

     The general assignment and assumption agreement will also provide for a settlement of obligations with respect to the item processing business which was historically part of the M&I Data Services division. The item processing business is not being transferred to us, and M&I will retain the assets and liabilities related to this business. We have estimated certain assets and liabilities of the item processing business as of June 30, 2000, including:

   . post-retirement liability,

   . incentive compensation,

   . accounts payable and receivable, and

   . fixed assets.

We will settle these estimated items with M&I on or prior to September 30, 2000, based on the actual results of the item processing business compared to the June 30, 2000 estimates; provided, however, that neither we nor M&I shall be obligated to pay more than $5 million to settle such items. This will result in us making a payment to M&I if the estimates in the aggregate had a lower value than the realized amounts, and M&I making a payment to us if the estimates in the aggregate had a higher value than the realized amounts. Any such settlement is not expected to have any impact on our statement of income in the period in which such settlement occurs.

Tax Sharing Agreement

     In general, we will be included in M&I's consolidated group for federal income tax purposes for so long as M&I beneficially owns at least 80% of the total voting power and value of our outstanding stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. We intend to enter into a tax sharing agreement with M&I which will allocate tax liabilities between us and M&I during the period in which we are included in M&I's consolidated group such that the amount of taxes to be paid by us will generally be determined as though we had filed separate federal, state and local income tax returns. We could, however, be liable in the event that any federal tax liability is incurred, but not discharged, by other members of M&I's consolidated group.

     Prior to the distribution, M&I will have sole and exclusive responsibility for the preparation and filing of consolidated federal and other consolidated or combined or unitary tax returns and amended returns. M&I will be our sole and exclusive agent to take any action M&I deems appropriate in any matters relating to a tax return that includes our subsidiaries or us and any related audits. M&I will have the power, in its sole discretion, to control, contest and represent our interests in any audit relating to a tax return that includes our subsidiaries or us.

     The tax sharing agreement will provide that if our employees exercise M&I stock options, then we will be required to reimburse M&I for the tax benefit that we receive from deducting compensation attributable to the stock options, less the after-tax cost of the employer's share of any employment taxes arising in connection with such compensation which is paid by us. Likewise, if M&I employees exercise our stock options, then M&I will be required to reimburse us for the tax benefit M&I receives from deducting compensation attributable to the stock options, less the after-tax cost of the employer's share of any employment taxes arising in connection with such compensation which is paid by M&I. The tax sharing agreement also will provide that we will be liable for all distribution taxes due if the distribution fails to qualify for tax-free treatment as a result of actions we take or fail to take. Similarly, M&I will be liable for all distribution taxes due if the distribution fails to qualify for tax-free treatment as a result of actions that M&I takes or fails to take.

Employee Matters Agreement

     We intend to enter into an employee matters agreement with M&I to allocate assets, liabilities and responsibilities relating to our current and former employees and their participation in the benefit plans that M&I currently sponsors and maintains, including stock option, retirement and health and welfare plans.

     All of our eligible employees will continue to participate in the M&I benefit plans on comparable terms and conditions to those currently applicable to them until the distribution or the time at which we establish benefit plans for our current and former employees. Prior to the distribution, we will reimburse M&I for costs and expenses it incurs in providing benefits to our employees.

     Although we are not required to establish or maintain any employee benefit plan or program of any kind, we expect to adopt benefit plans prior to, or at the time of, the distribution, including qualified retirement plans, an executive deferred compensation plan, health and welfare plans and fringe benefit plans. It is intended that our benefit plans will take into account all service, compensation and other benefit determinations that, as of the distribution, were recognized under the corresponding M&I benefit plan. Under the employee matters agreement, our new plans, if any, will not duplicate the benefits provided under the current M&I plans.

     It is intended that our benefit plans will generally assume any liabilities relating to our employees under the corresponding M&I benefit plan. Assets relating to the employee liabilities are expected to be transferred to us or our related plans and trusts from trusts and other funding vehicles associated with M&I's benefit plans.

Lease Agreement

     We intend to enter into a long-term lease agreement with M&I Support Services, Inc., a subsidiary of M&I, under which M&I Support Services will agree to lease a portion of our data center in Brown Deer, Wisconsin for use as a call support center and for its general item processing operations. We expect that the lease will have a term of five years with no option to renew and will have annual rental payments of approximately $1.45 million, adjusted annually, plus a proportionate share of real estate taxes for the data center.

Administrative Services Agreement

     We intend to enter into an administrative services agreement with M&I pursuant to which M&I will make available and provide administrative, support and consultation services to us, including accounting, tax compliance, treasury, insurance, employee benefits, transportation and telecommunications. The agreement will have an initial term which expires 180 days after completion of this offering, subject to automatic renewal for successive 30-day terms. Following the initial term of the agreement, either party will be able to terminate existing categories of services by giving written notice at least 15 days prior to the end of any renewal term. Prior to and for a period of 120 days following the termination of the agreement or the termination of any service under the agreement, M&I will be obligated to provide, at our request and expense, transition services with respect to the terminated services and assistance in engaging or training another person or persons to provide such services or their equivalent. We anticipate that we will pay M&I a total of $2.1 milion in the first six months following this offering for such services.

Outsourcing Agreement

     We intend to enter into an outsourcing agreement with M&I pursuant to which we will provide technology services to M&I in support of deposit and loan accounts, general ledger, bank card, electronic funds delivery, trust, online banking and other products and day-to-day activities. The agreement will have an initial term which expires on July 31, 2007; provided, however, that M&I has the right to terminate the entire agreement or any of the services provided under the agreement without penalty during a 90-day period commencing July 31, 2005. If M&I terminates the outsourcing agreement or any service provided under the outsourcing agreement except when it is permitted to do so, M&I is required to pay a termination fee to us based on a percentage of the value of the fee payments still due to us. We anticipate that we will receive annual revenues from M&I under this agreement of approximately $48.0 million.

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

Professional Services Agreement

     We intend to enter into a professional services agreement with M&I pursuant to which we will provide professional consulting services to M&I on a project-by-project basis. The initial term of the agreement expires on June 30, 2005. We anticipate that revenues received under this agreement based on projects for which we are currently providing consulting services to M&I will total approximately $2.5 million.

Branch Automation Agreement

     We intend to enter into a branch automation agreement with M&I pursuant to which we will license branch automation software to M&I and provide maintenance, training, customization and conversion services to M&I in support of the branch automation software. M&I will not be obligated to license our branch automation software under the agreement. Assuming M&I determines to license this software, the license will be perpetual and will only be able to be terminated under certain circumstances. For maintenance services, the initial term of this agreement will be seven years.

Banking Services Agreement

     We intend to enter into a banking services agreement with M&I pursuant to which M&I will make available and provide deposit accounts, lines of credit, float management, lockbox, check rendering, item processing and other financial and cash management services to us in support of our day-to-day activities. The agreement will have an initial term which expires July 31, 2005. If we cannot agree on renewal terms with M&I at the end of the initial term, the agreement will be extended for one year on the same terms. We anticipate that our annual payments under this agreement to M&I will be approximately $1.8 million.

Independent Sales Organization and Services Agreement

     We intend to enter into an independent sales organization and services agreement with M&I pursuant to which M&I will act as a member of MasterCard International, Inc. and VISA, U.S.A., Inc. on our behalf so that we may provide bankcard authorization and processing services and related services to merchants. We will pay a fee to M&I for each transaction by a merchant and a referral fee for new merchant agreements executed with prospects brought to us by M&I. We anticipate paying M&I $0.6 million per year for these services. The agreement has an initial term expiring in 2005.


Line of Credit Agreement

     We intend to enter into a 364 day line of credit agreement with M&I pursuant to which M&I will make available to us $100 million. We expect that interest under this line of credit will be payable quarterly at a rate equal to M&I's average commercial paper plus .25%.

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

                              CERTAIN TRANSACTIONS

     We have in the past entered into intercompany transactions and arrangements with M&I and its affiliates incidental to our business. General administrative and other expenses have in the past been allocated to us from M&I for the types of services described in the administrative services agreement. The allocation for the last three fiscal years is as follows:

                                                      Years Ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                           (In thousands)
Selling, general and administrative expenses........ $  4,952 $  6,695 $  8,718

     In addition to the allocations described above, we have entered into various transactions with M&I in the ordinary course of our business. The payments for these activities for the last three fiscal years are as follows:

                                                      Years Ended December 31,
                                                     --------------------------
                                                       1997     1998     1999
                                                           (In thousands)
Interest expense on borrowings...................... $  1,656 $  1,276 $  3,877
Processing and other related fees................... $ 51,776 $ 60,299 $ 56,918

     For a further description of affiliated transactions between Metavante and M&I, please see Note 4 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

     We will continue to engage in various transactions with M&I on a contractual and non-contractual basis after the offering is completed.

                             PRINCIPAL SHAREHOLDER

     As of the date of this prospectus, M&I owns beneficially and of record 87,000,000 shares of common stock, representing all of the shares of common stock outstanding prior to this offering. Upon the sale by us of the 16,500,000 shares of common stock offered hereby, M&I will own beneficially and of record 84.1% of the outstanding common stock, or 82.1% if the underwriters' over-allotment option is exercised in full. M&I's principal offices are located at 770 North Water Street, Milwaukee, Wisconsin 53202.

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

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of our capital stock is qualified in its entirety by reference to our Restated Articles of Incorporation and Bylaws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Capital Stock

     Our authorized capital stock consists of 300,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. 87,000,000 shares of common stock and no shares of preferred stock are outstanding as of the date hereof. 16,500,000 shares of common stock are being offered in this offering, or 18,975,000 shares if the underwriters' over-allotment option is exercised in full, and 16,000,000 shares have been reserved for issuance pursuant to our stock incentive plan. All shares of common stock currently outstanding are, and the shares of common stock being offered in this offering will be, validly issued, fully paid and non-assessable, except to the extent provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Under Section 180.0622(2)(b), holders of common stock are liable up to the amount equal to the par value of the common stock owned by holders of common stock for all debt owing to our employees for services performed for us, but not exceeding six months' services in any one case. Certain Wisconsin courts have interpreted "par value" to mean the full amount paid upon the purchase of the common stock.

Common Stock

     Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of common stock are not entitled to cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the shares of common stock present in person or represented by proxy and entitled to vote, subject to any voting rights granted to holders of any preferred stock.

     Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available for payment of dividends, subject to any preferential rights of any outstanding preferred stock.

     Other Rights. In the event of a liquidation or dissolution of Metavante, the holders of common stock will be entitled to share ratably in all assets remaining for distribution to shareholders, subject to any preferential rights of any outstanding preferred stock. Holders of the shares of common stock have no preemptive or other subscription rights, and the shares of common stock are not subject to further calls or assessment by Metavante. There are no conversion rights or sinking fund provisions applicable to the shares of common stock.

Preferred Stock

     The Board of Directors has the authority, without further shareholder action, to issue preferred stock in one or more series and to fix and determine the relative rights and preferences of the preferred stock, including voting rights, dividend rights, liquidation rights, redemption provisions and conversion rights. The Board of Directors, without shareholder approval, may issue shares of preferred stock with voting, dividend, liquidation and other rights which could adversely affect the rights of the holders of shares of common stock and could have the effect of delaying, deferring or preventing a change in control of Metavante.

Authorized but Unissued Shares

     Wisconsin law does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued and unreserved shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Metavante by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Wisconsin Law and Certain Articles and Bylaw Provisions; Anti-Takeover Measures

     The provisions of our Restated Articles of Incorporation and Bylaws and the Wisconsin Business Corporation Law discussed below may delay or make more difficult acquisitions or changes of control of Metavante not approved by the Board of Directors. These provisions could have the effect of discouraging third parties from making proposals which shareholders may otherwise consider to be in their best interests. These provisions may also make it more difficult for third parties to replace our current management without the concurrence of the Board of Directors.

     Number of Directors; Vacancies; Removal. Our Restated Articles of Incorporation provide that our Board of Directors is divided into three classes serving staggered three-year terms. As a result, at least two shareholders' meetings will generally be required for shareholders to change a majority of the directors. The Board of Directors is authorized to create new directorships and to fill the positions it creates. The Board of Directors (or its remaining members, even though less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason. Any director appointed to fill a vacancy or to a newly created directorship will hold office until the next election for the class of directors to which the new director has been appointed. Shareholders may remove directors but only for cause and only by the affirmative vote of the holders of at least 75% of our outstanding shares of capital stock entitled to be cast in an election of directors. These provisions of the Restated Articles of Incorporation could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Shareholder Action by Written Consent; Special Meetings. Our Bylaws provide that shareholders may only act at a meeting of shareholders or by unanimous written consent. The Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors may call special meetings of shareholders and are required to call special meetings upon written demand by holders of common stock with at least 10% of the votes entitled to be cast at the special meeting.

     Advance Notice for Making Nominations at Annual Meetings and Raising Other Business. Our Bylaws provide that, for nominations to the Board of Directors or for other business to be properly brought by a shareholder before an annual meeting of shareholders, the shareholder must first have given timely notice in writing to our Corporate Secretary. To be timely, a shareholder's notice generally must be delivered not less than 120 days prior to the anniversary date of the annual meeting held in the immediately preceding year. The notice by a shareholder must contain, among other things, information about the shareholder delivering the notice and, as applicable, background information about the nominee or a description of the proposed business to be brought before the meeting.

     Amendments to the Articles of Incorporation. The Wisconsin Business Corporation Law allows us to amend our Restated Articles of Incorporation at any time to add or change a provision that is required or permitted to be included in the Restated Articles of Incorporation or to delete a provision that is not required to be included in the Articles of Incorporation. The Board of Directors may propose one or more amendments to our Restated Articles of Incorporation for submission to shareholders and may condition its submission of the proposed amendment on any basis if the Board of Directors notifies each shareholder, whether or not entitled to vote, of the related shareholders' meeting and includes information regarding the proposed amendment in that meeting notice. The provisions in our Restated Articles of Incorporation relating to the structure of our Board of Directors and amendment of our Bylaws may only be amended by the vote of the holders of not less than 75% of our outstanding shares of capital stock, and by the holders of not less than 75% of our outstanding shares of each class or shares of capital stock, if any, entitled to vote on the matter.

     Amendments to the Bylaws. Our Restated Articles of Incorporation and Bylaws both provide that the holders of at least 75% of our outstanding shares of capital stock, and not less than 75% of our outstanding shares of each class or series of capital stock, if any, entitled to vote on the matter have the power to adopt, amend, alter or repeal the Bylaws. Our Restated Articles of Incorporation and Bylaws also provide that the Board of Directors may amend, alter or repeal the existing Bylaws and adopt new Bylaws by the vote of at least a majority of the entire Board of Directors then in office. However, the Board of Directors may not amend, repeal or readopt any Bylaw adopted by shareholders if that Bylaw so provides, and the Board of Directors may not amend, alter or repeal a Bylaw adopted or amended by shareholders that fixes a greater or lower quorum requirement or a greater voting requirement for the Board of Directors unless the Bylaw expressly provides that it may be amended, altered or repealed by a specified vote of the Board of Directors. Action by the Board of Directors that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, except where a different voting requirement is specified in the Bylaws. In addition, the Board of Directors may not amend, alter or repeal a Bylaw if the Restated Articles of Incorporation, the particular Bylaw or the Wisconsin Business Corporation Law reserve this power exclusively to the shareholders.

     Constituency or Stakeholder Provision. Under Section 180.0827 of the Wisconsin Business Corporation Law, in discharging his or her duties to Metavante and in determining what he or she believes to be in the best interests of Metavante, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent. This provision may have anti-takeover effects in situations where the interests of our stakeholders, other than shareholders, conflict with the short-term maximization of shareholder value.

     Wisconsin Antitakeover Statutes. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin business combination statutes, prohibit a Wisconsin corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless prior to such date the board of directors approved the business combination or the transaction in which the person became an interested stockholder. Under specified circumstances, a Wisconsin corporation may engage in a business combination with an interested stockholder more than three years after the stock acquisition date. For purposes of the Wisconsin business combination statutes, a "business combination" includes a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the aggregate market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock having a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution, and other enumerated transactions involving an interested stockholder, and an "interested stockholder" is a person who beneficially owns 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within three years prior to the date in question. The Wisconsin business combination statues do not apply to a business combination involving M&I because M&I became an interested stockholder before Metavante's common stock was publicly traded.

     Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law, which are referred to as the Wisconsin fair price statutes, require that business combinations involving a "significant shareholder" and a Wisconsin corporation be approved by a supermajority vote of shareholders, in addition to any approval otherwise required, unless the enumerated fair price conditions are met. For purposes of the Wisconsin fair price statutes, a "significant shareholder" is a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation, or who is an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation within two years prior to the date in question. The Wisconsin fair price statutes may discourage any attempt by a shareholder to squeeze out other shareholders without offering an appropriate premium purchase price. The Wisconsin fair price statutes apply to business combinations involving M&I.

     Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin control share statute, limits the voting power of shares of a Wisconsin corporation held by any person or persons acting as a group, including shares issuable upon the exercise of options, in excess of 20% of the voting power in the election of directors, to 10% of the full voting power of those excess shares. This may deter any shareholder from acquiring in excess of 20% of our outstanding voting stock. The Wisconsin control share statute does not apply to shares of Metavante common stock held by M&I because M&I acquired all of its shares directly from Metavante.

     Section 180.1134 of the Wisconsin Business Corporation Law, which is referred to as the Wisconsin defensive action restriction, provides that, in addition to the vote otherwise required by law or the articles of incorporation, a Wisconsin corporation must receive approval of the holders of a majority of the shares entitled to vote before the corporation can take the actions discussed below while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under the Wisconsin defensive action restriction, shareholder approval is required for the corporation to acquire more than 5% of the outstanding voting shares at a price above the market price from any individual who or organization which owns more than 3% of the outstanding voting shares and has held those shares for less than two years, unless a similar offer is made to acquire all voting shares. This restriction may deter a shareholder from acquiring shares of our common stock if the shareholder's goal is to have Metavante repurchase the shareholder's shares at a premium over the market price. Shareholder approval is also required under the Wisconsin defensive action restriction for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to be governed by this restriction. The Wisconsin defensive action restriction does not apply to share repurchases from M&I because M&I has held its shares of Metavante common stock for more than two years.

Transfer Agent

     The transfer agent for the common stock is Continental Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which may be acquired by an "affiliate" of Metavante as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by or are under common control with Metavante and may include directors and officers of Metavante as well as significant shareholders of Metavante.

     M&I currently intends to complete its divestiture of Metavante within one year following this offering by distributing all of the shares of Metavante common stock owned by M&I to the holders of M&I's common stock. Shares of our common stock distributed to M&I shareholders in the distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144.

     The 87,000,000 shares of our common stock that will continue to be held by M&I after the offering but before the distribution are deemed "restricted securities" within the meaning of Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144. As discussed under the heading

"Underwriting," we, our executive officers and directors and M&I and M&I's executive officers and directors have agreed not to offer or sell or enter into any swap or similar arrangements with respect to any shares of our common stock, subject to exceptions such as the distribution, for a period of 180 days after the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston Corporation.

     We will grant shares of our common stock under our stock incentive plan, subject to restrictions. We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under the plan. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act. Shares issued pursuant to any vested and exercisable options of M&I converted into our options will also be freely tradable without registration under the Securities Act after the effective date of the registration statement.

     Sales of substantial amounts of common stock in the open market, or the availability of such shares for sale, could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, dated
          , 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., UBS Warburg LLC, Robert W. Baird & Co. Incorporated and DLJdirect Inc., have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below.

                                                                       Number of
   Underwriters                                                         Shares
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Credit Suisse First Boston Corporation.............................
   Salomon Smith Barney Inc...........................................
   UBS Warburg LLC....................................................
   Robert W. Baird & Co. Incorporated.................................
   DLJdirect Inc......................................................
                                                                       ---------
      Total...........................................................
                                                                       =========

     The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to the approval by their counsel of legal matters and other conditions. The underwriters must purchase and accept delivery of all of the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

     The underwriters propose to initially offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of these shares of common stock to dealers, including the underwriters, at the public offering price less a concession not in excess
of $     per share. The underwriters may allow, and these dealers may re-allow,
to other dealers a concession not in excess of $    per share on sales to other
dealers. After the initial offering of the common stock to the public, the representatives of the underwriters may change the public offering price and other selling terms. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time, in whole or part, up to an aggregate of 2,475,000 additional shares of common stock at the initial public offering price less underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, under conditions specified in the underwriting agreement, to purchase its pro rata portion of the additional shares based on that underwriter's percentage underwriting commitment as indicated in the preceding table.

     The following table shows the per share and total underwriting fees, which are expected to be determined as a percentage of the initial public offering price, that we will pay to the underwriters in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                           Paid by Metavante
                                                       -------------------------
                                                       No Exercise Full Exercise
  Per share fees......................................   $            $
                                                         ------       ------
  Total fees..........................................   $            $
                                                         ======       ======

     We estimate that the total offering expenses (excluding the underwriting fees) payable by us will be approximately $3 million.

     We, our executive officers and directors and M&I and M&I's executive officers and directors have agreed, for a period of 180 days after the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston Corporation, not to:

   . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

   . enter into any swap or other arrangement that transfers all or a portion of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

     The underwriting agreement contains limited exceptions to these lock-up agreements.

     In addition, subject to our ability to file a registration statement to cover shares issuable in connection with our stock incentive plan, during this 180-day period, we have also agreed not to file any registration statement for, and each of our executive officers and directors and M&I and each of M&I's executive officers and directors have agreed not to make any demand, or exercise any right, for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and Credit Suisse First Boston Corporation.

     At our request, the underwriters have reserved for sale at the initial public offering price up to 825,000 shares of common stock offered by this prospectus for sale to our employees, directors and business associates identified by us, as well as to M&I's executive officers, directors and business associates identified by M&I. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered through this prospectus. The 180-day period lock-up agreements described above will apply to reserved shares purchased by our executive officers and directors and M&I's executive officers and directors. A similar 30-day period lock-up agreement will apply to reserved shares purchased by anyone else.

     An electronic prospectus will be available on the website maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. DLJdirect Inc. will be conducting an electronic distribution of a portion of the shares being offered. In addition, shares reserved for sale to our employees, directors and business associates will be offered and sold through an electronic distribution. All purchasers of shares from DLJdirect Inc., and all purchasers of reserved shares, will receive a paper copy of the final prospectus.

     We and M&I have agreed to indemnify the underwriters against civil liabilities specified in the underwriting agreement, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of these liabilities.

     We have applied to have our common stock listed on the Nasdaq National Market under the symbol "MVNT."

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover a syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation or Credit Suisse First Boston Corporation receives a report that indicates clients of such syndicate members have "flipped" the common stock. These activities, which may be effected on the Nasdaq National Market or otherwise, may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements associated with the offer and sale of any of the shares of common stock offered through this prospectus be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. You should inform yourself and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock in any jurisdiction in which such an offer or a solicitation is unlawful.

     Prior to this offering, there was no established trading market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price include:

   . the history of and prospects for the industry in which we compete,

   . our past and present operations,

   . our historical results of operations,

   . our prospects for future earnings,

   . the recent market prices of securities of generally comparable companies, and

   . the general condition of the securities markets at the time of this offering.

     Some of the underwriters and their affiliates have provided, and in the future may provide, investment and commercial banking services to us and to M&I. In connection with rendering these services in the past, the underwriters and their affiliates have received customary fees and commissions. In addition, we have engaged Donaldson, Lufkin & Jenrette Securities Corporations to review strategic alternatives for our M&I EastPoint subsidiary, including the disposition of this subsidiary, for which Donaldson, Lufkin & Jenrette will receive customary fees.

                                 LEGAL MATTERS

     Matters relating to the legality of the issuance of the shares of common stock being offered hereby will be passed upon for Metavante by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Other legal matters will be passed upon for the underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

     The historical consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Arthur Andersen, LLP, independent public accountants, as indicated in their report, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and the exhibits to the registration statement may be inspected and copied at the public reference facilities maintained by the SEC located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material can also be obtained at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. This information may also be accessed electronically by means of the SEC's website on the Internet at http://www.sec.gov.

     As a result of the offering, we will be subject to the information requirements of the Exchange Act and, in accordance with that Act, will file reports, proxy statements and other information with the SEC on a periodic basis. The reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the offices of the SEC, at the website listed above and at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We intend to furnish our shareholders with annual reports containing audited financial statements examined by our independent accountants for each fiscal year.

     M&I is subject to the information requirements of the Exchange Act. You may obtain copies of the documents that M&I files with the SEC at the offices of the SEC or by means of the SEC's website listed above. The documents filed with the SEC by M&I are not deemed to be a part of this prospectus or the registration statement of which it forms a part.

         INDEX TO CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
Unaudited Pro Forma Condensed Financial Statements........................   F-2

Notes to Unaudited Pro Forma Condensed Financial Statements...............   F-5

Report of Independent Public Accountants..................................   F-6

Consolidated Balance Sheets as of December 31, 1998 and 1999 and
 (unaudited) as of June 30, 2000..........................................   F-7

Consolidated Statements of Income for the years ended December 31, 1997,
 1998 and
 1999 and (unaudited) for the six months ended June 30, 1999 and 2000.....   F-8

Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998
 and 1999 and (unaudited) for the six months ended June 30, 1999 and
 2000.....................................................................   F-9

Consolidated Statements of Shareholder's Equity for the years ended
 December 31, 1997, 1998 and 1999 and (unaudited) for the six months ended
 June 30, 2000............................................................  F-10

Notes to Consolidated Financial Statements................................  F-11

                           METAVANTE CORPORATION

            UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed balance sheet of Metavante Corporation as of June 30, 2000 and unaudited pro forma condensed statements of income for the six months ended June 30, 2000 and the year ended December 31, 1999 give effect to this offering as if it had occurred as of January 1, 1999. As discussed under "Use of Proceeds," Metavante intends to use the proceeds it retains from this offering for working capital, growth in operations, marketing and potential investments in, or acquisitions of, complementary businesses and technologies. The pro forma effect of such investments has not been reflected herein. In addition, subsequent to June 30, 2000, Metavante renegotiated several agreements with M&I, the anticipated effects of which have been reflected in the pro forma results.

     The following pro forma condensed financial statements are provided for illustrative purposes only and do not purport to represent what Metavante's financial position or results of operations actually would have been had this offering taken place and the new agreements with M&I been in place on the dates presumed in the pro forma financial statements. The following information should be read in conjunction with the historical consolidated financial statements of Metavante.

                           METAVANTE CORPORATION

                UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                              (In thousands)

                                                        As of June 30, 2000
                                                   -----------------------------
                                                                          Pro
                                                    Actual  Adjustments  Forma
                      Assets
Current assets:
 Cash and cash equivalents........................ $ 35,882  $    --    $ 35,882
 Accounts receivable, less allowance of $3,451....   43,865       --      43,865
 EFD processing receivables.......................   27,201       --      27,201
 Due from affiliated companies....................    8,637       --       8,637
 Unbilled revenue.................................   39,688       --      39,688
 Deferred income taxes............................    8,395       --       8,395
 Prepaid expenses.................................    8,699       --       8,699
 Other current assets.............................   14,537       --      14,537
                                                   --------  --------   --------
  Total current assets............................  186,904       --     186,904
Premises and equipment, net.......................  125,201       --     125,201
Investments.......................................      --    100,000    100,000
Purchased software, net...........................   20,546       --      20,546
Capitalized conversions, net......................   57,658       --      57,658
Capitalized software, net.........................   86,009       --      86,009
Goodwill and other intangibles, net...............   71,919       --      71,919
Other assets......................................    7,506       --       7,506
                                                   --------  --------   --------
   Total assets................................... $555,743  $100,000   $655,743
                                                   ========  ========   ========
       Liabilities and Shareholder's Equity
Current liabilities:
 Short-term borrowings............................ $ 20,241  $    --    $ 20,241
 Accounts payable.................................    8,512       --       8,512
 Payroll-related accruals.........................   15,867       --      15,867
 Accrued liabilities..............................   41,992       --      41,992
 Due to third party for bill payment services.....   30,330       --      30,330
 Deferred revenues................................   68,776       --      68,776
 Other current liabilities........................   10,764       --      10,764
                                                   --------  --------   --------
  Total current liabilities.......................  196,482       --     196,482
Long-term debt....................................   67,123   (67,000)       123
Long-term portion of capital leases...............    4,101       --       4,101
Deferred income taxes.............................   22,440       --      22,440
Post-retirement benefit obligation................    9,772       --       9,772
                                                   --------  --------   --------
  Total liabilities...............................  299,918   (67,000)   232,918
Shareholder's equity:
 Common stock.....................................      870       165      1,035
 Additional paid-in capital.......................   73,081   181,435    254,516
 Retained earnings................................  181,874   (14,600)   167,274
                                                   --------  --------   --------
  Total shareholder's equity......................  255,825   167,000    422,825
                                                   --------  --------   --------
   Total liabilities and shareholder's equity..... $555,743  $100,000   $655,743
                                                   ========  ========   ========

The accompanying notes are an integral part of these financial statements.

                           METAVANTE CORPORATION

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                   (In thousands, expect per share data)

                                  Actual                Adjustments              Pro Forma
                          ----------------------- ----------------------- -----------------------
                                       Six Months
                           Year Ended    Ended     Year Ended  Six Months  Year Ended  Six Months
                          December 31,  June 30,  December 31, Ended June December 31, Ended June
                              1999        2000        1999      30, 2000      1999      30, 2000
Revenues:
 Account processing
    fees................    $391,910    $216,788    $ (5,000)   $(2,500)    $386,910    $214,288
 Professional services
    fees................      76,432      38,231         --         --        76,432      38,231
 Software revenues......      35,657      19,727         --         --        35,657      19,727
 Other revenues.........      42,385      14,224         --         --        42,385      14,224
                            --------    --------    --------    -------     --------    --------
  Total revenues........     546,384     288,970      (5,000)    (2,500)     541,384     286,470
Cost of Revenues:
 Salaries, commissions
 and other  payroll-
 related costs..........     213,449     116,005         --         --       213,449     116,005
 Data processing
    expenses............     132,939      70,228         --         --       132,939      70,228
 Other operating costs..      58,476      32,023         --         --        58,476      32,023
 Depreciation of
 premises and
  equipment.............      30,327      14,045         --         --        30,327      14,045
 Amortization of
 intangibles and
  computer software.....      38,163      16,915         --         --        38,163      16,915
                            --------    --------    --------    -------     --------    --------
  Total cost of
     revenues...........     473,354     249,216         --         --       473,354     249,216
                            --------    --------    --------    -------     --------    --------
Income from operations..      73,030      39,754      (5,000)    (2,500)      68,030      37,254
Other Income (Expense):
 Interest income........         704         840         --         --           704         840
 Interest expense.......      (4,811)     (3,203)      3,136      2,090       (1,675)     (1,113)
 Other income (expense),
    net.................      (2,725)     (1,631)        --         --        (2,725)     (1,631)
                            --------    --------    --------    -------     --------    --------
  Net other income
     (expense)..........      (6,832)     (3,994)      3,136      2,090       (3,696)     (1,904)
                            --------    --------    --------    -------     --------    --------
Allocated tax
   provision............      29,291      15,143        (792)      (174)      28,499      14,969
                            --------    --------    --------    -------     --------    --------
Net income..............    $ 36,907    $ 20,617    $ (1,072)   $  (236)    $ 35,835    $ 20,381
                            ========    ========    ========    =======     ========    ========
Net income per share
 (basic and diluted)....    $   0.42    $   0.24                            $   0.38    $   0.22
                            ========    ========                            ========    ========

The accompanying notes are an integral part of these financial statements.

                           METAVANTE CORPORATION

        NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

                (In thousands, except share and per share data)

     (a) As discussed more fully in "Use of Proceeds," Metavante anticipates net proceeds from this offering of $181,600 , which will first be used to repay $67,000 of long-term debt payable to M&I. The remainder of the net proceeds, up to $100,000 will be retained by Metavante. Any amount in excess of $100,000 will be paid as a dividend which only M&I will receive. For purposes of this pro forma presentation, the following use of proceeds has been assumed:

    Net proceeds of offering.......................................... $181,600
    Long-term debt payable to M&I as of June 30, 2000.................  (67,000)
    Proceeds retained by Metavante.................................... (100,000)
                                                                       --------
    Dividend paid to M&I.............................................. $ 14,600
                                                                       ========

     (b) Proceeds from this offering to be retained by Metavante will be invested in short-term investments at an approximate short-term investment rate of return of 6%.

     (c) To eliminate interest expense incurred on long-term debt payable to M&I.

     (d) Subsequent to June 30, 2000, Metavante renegotiated its several agreements with M&I. Based on the renegotiated agreements, Metavante anticipates the revenue to be received, for like services performed in providing data processing services, will be $5,000 less on an annualized basis. No other material impacts are anticipated, as either the change caused by the renegotiated contract is anticipated to be immaterial or, where M&I had previously provided services to Metavante, such services will be replaced by other vendors or staff at a like incremental cost.

     (e) The pro forma net income per share amounts are based on the 87,000,000 shares previously outstanding plus 5,583,000 shares of common stock, the proceeds from which will be used to repay intercompany debt to M&I, and 1,217,000 shares of common stock, the proceeds from which will be used for a dividend to M&I, all of which are described in Note (a).

     (f) As discussed elsewhere in this Registration Statement, Metavante may issue "tandem options," which, if issued, may be dilutive to Metavante. As of the date of this prospectus, it is not possible to determine how many options might be issued as a result of the tandem option program. However, as more fully discussed in "Management--Treatment of M&I Options," utilizing the number of M&I options outstanding at June 30, 2000 and a presumed share price for M&I common stock of $38 per share and $12 per share for Metavante common stock, the maximum number of incremental Metavante options would approximate 9,547,000 new options at an average exercise price of $11.03 per share. Pro forma diluted net income per share would not differ from pro forma basic net income per share for the periods presented when considering the maximum number of potential incremental shares as a result of the tandem options.

                    Report of Independent Public Accountants

To the Shareholders of Metavante Corporation:

     We have audited the accompanying consolidated balance sheets of Metavante Corporation (a Wisconsin corporation) as of December 31, 1998 and 1999, and the related consolidated statements of income, shareholder's equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metavante Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years ended December 31, 1997, 1998 and 1999 in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Milwaukee, Wisconsin

July 12, 2000 (except with respect to Note 14, for which the date is September 5, 2000)

                             METAVANTE CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                        As of           As of
                                                    December 31,      June 30,
                                                 ------------------- -----------
                                                   1998      1999       2000
                                                                     (Unaudited)
                    Assets
Current assets:
 Cash and cash equivalents.....................  $   7,453 $  27,446  $  35,882
 Accounts receivable, less allowance of $2,552,
  $3,557 and $3,451 in 1998, 1999 and 2000,
  respectively.................................     42,522    44,811     43,865
 EFD processing receivables....................     16,881    26,527     27,201
 Due from affiliated companies.................      9,675    10,170      8,637
 Unbilled revenue..............................     31,892    36,371     39,688
 Deferred income taxes.........................      9,930    10,452      8,395
 Prepaid expenses..............................     10,736    11,444      8,699
 Other current assets..........................      4,585     6,977     14,537
                                                 --------- ---------  ---------
  Total current assets.........................    133,674   174,198    186,904
Premises and equipment, net....................    112,018   123,687    125,201
Purchased software, net........................     12,648    19,023     20,546
Capitalized conversions, net...................     52,670    54,201     57,658
Capitalized software, net......................     55,655    71,294     86,009
Goodwill and other intangibles, net............     19,489    74,600     71,919
Other assets...................................      2,971     5,792      7,506
                                                 --------- ---------  ---------
  Total assets.................................  $ 389,125 $ 522,795  $ 555,743
                                                 ========= =========  =========
     Liabilities and Shareholder's Equity
Current liabilities:
 Short-term borrowings.........................  $  26,243 $  17,646  $  20,241
 Accounts payable..............................      7,124    11,901      8,512
 Payroll-related accruals......................     14,902    20,324     15,867
 Accrued liabilities...........................     29,824    30,727     41,992
 Due to third party for bill payment services..        --     20,594     30,330
 Deferred revenues.............................     58,407    64,304     68,776
 Other current liabilities.....................     11,620    10,088     10,764
                                                 --------- ---------  ---------
  Total current liabilities....................    148,120   175,584    196,482
Long-term debt.................................        578    67,456     67,123
Long-term portion of capital leases............      5,939     5,060      4,101
Deferred income taxes..........................     22,237    23,210     22,440
Post-retirement benefit obligation.............     10,569    12,135      9,772
                                                 --------- ---------  ---------
  Total liabilities............................    187,443   283,445    299,918
Shareholder's equity:
 Common stock, $0.01 par value, 300,000 shares
  authorized; 87,000 shares issued and
  outstanding in each period...................        870       870        870
 Additional paid-in capital....................     69,057    72,827     73,081
 Retained earnings.............................    131,755   165,653    181,874
                                                 --------- ---------  ---------
  Total shareholder's equity...................    201,682   239,350    255,825
                                                 --------- ---------  ---------
  Total liabilities and shareholder's equity...  $ 389,125 $ 522,795  $ 555,743
                                                 ========= =========  =========

   The accompanying notes are an integral part of these financial statements.

                             METAVANTE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                     (In thousands, except per share data)

                                     Years Ended            Six Months Ended
                                     December 31,               June 30,
                              ----------------------------  ------------------
                                1997      1998      1999      1999      2000
                                                               (Unaudited)
Revenues(1):
 Account processing fees..... $252,004  $305,299  $391,910  $186,745  $216,788
 Professional services fees..   63,530    73,170    76,432    35,300    38,231
 Software revenues...........   28,357    37,628    35,657    15,506    19,727
 Other revenues..............   37,871    55,462    42,385    18,856    14,224
                              --------  --------  --------  --------  --------
  Total revenues ............  381,762   471,559   546,384   256,407   288,970
Cost of Revenues:
 Salaries, commissions and
    other payroll-related
    costs....................  150,446   187,296   213,449    99,287   116,005
 Data processing expenses....   92,083   116,646   132,939    62,603    70,228
 Other operating costs.......   38,336    51,235    58,476    26,903    32,023
 Depreciation of premises and
    equipment................   31,795    35,510    30,327    15,009    14,045
 Amortization of intangibles
    and computer software....   19,736    22,466    38,163    20,268    16,915
                              --------  --------  --------  --------  --------
  Total cost of revenues.....  332,396   413,153   473,354   224,070   249,216
                              --------  --------  --------  --------  --------
Income from operations.......   49,366    58,406    73,030    32,337    39,754
Other Income (Expense):
 Interest income.............      113        43       704        80       840
 Interest expense............   (2,852)   (2,479)   (4,811)   (2,006)   (3,203)
 Other income (expense),
    net......................     (110)     (329)   (2,725)       (7)   (1,631)
                              --------  --------  --------  --------  --------
  Net other income
     (expense)...............   (2,849)   (2,765)   (6,832)   (1,933)   (3,994)
                              --------  --------  --------  --------  --------
Income before taxes..........   46,517    55,641    66,198    30,404    35,760
Allocated tax provision......   19,046    23,036    29,291    14,002    15,143
                              --------  --------  --------  --------  --------
Net income................... $ 27,471  $ 32,605  $ 36,907  $ 16,402  $ 20,617
                              ========  ========  ========  ========  ========
Net income per share (basic
   and diluted).............. $   0.32  $   0.37  $   0.42  $   0.19  $   0.24
                              ========  ========  ========  ========  ========

---------------------

(1) Affiliated revenues included in total revenues above were $51,776, $60,299 and $56,918 for the years ended December 31, 1997, 1998 and 1999, respectively. Unaudited affiliated revenues were $28,638 and $31,848 for the six months ended June 30, 1999 and 2000, respectively.

   The accompanying notes are an integral part of these financial statements.

                             METAVANTE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                   Years Ended            Six Months Ended
                                  December 31,                June 30,
                           -----------------------------  ------------------
                             1997      1998      1999       1999      2000
                                                             (Unaudited)
Cash Flows From Operating
   Activities:
 Net income..............  $ 27,471  $ 32,605  $  36,907  $ 16,402  $ 20,617
 Adjustments to reconcile
  net income to net cash
 provided by operating
 activities:
  Depreciation of
     premises and
     equipment...........    31,795    35,510     30,327    15,009    14,045
  Amortization of
     goodwill and other
     intangibles.........    19,736    22,466     38,163    20,268    16,915
  Deferred income taxes..    (3,867)    3,341        451       --        --
  (Gain) loss on sale of
     equipment...........       168       369        476        20        (7)
  Equity loss in
     Customers Forever
     joint venture.......       --        --       2,232       --      1,613
  Changes in assets and
   liabilities, net of
  effects from
  acquisitions of
  businesses:
  Accounts receivable....   (17,828)  (11,893)    (3,264)    1,739       272
  Unbilled revenues......    (7,116)   (5,370)    (4,974)     (819)   (1,784)
  Prepaids and other
     current assets......       319      (708)    (2,553)   (1,771)   (4,815)
  Capitalized conversion
     costs...............    (2,153)   (5,623)    (1,531)       16    (4,516)
  Other assets...........      (119)   (1,935)     1,062    (1,479)   (3,327)
  Accounts payable and
     accrued
     liabilities.........    15,892     1,172     24,798    17,362    15,118
  Deferred revenue.......     7,564     6,383      3,942    (1,628)    4,472
  Post-retirement benefit
     obligation/other
     liabilities.........     1,119       893      1,566     1,715    (2,363)
                           --------  --------  ---------  --------  --------
   Net cash provided by
      operating
      activities.........    72,981    77,210    127,602    66,834    56,240
Cash Flows From Investing
   Activities:
 Net capital additions to
    premises and
    equipment............   (36,306)  (35,086)   (38,720)   (6,066)  (14,380)
 Increase in purchased
    software costs.......    (1,693)   (5,333)    (8,700)   (6,386)   (4,390)
 Increase in capitalized
    software costs.......   (24,003)  (25,323)   (34,221)  (18,686)  (24,194)
 Change in goodwill and
    other intangibles....     2,841      (218)      (656)     (622)     (829)
 Acquisition of Moneyline
    Express..............       --     (5,146)       --        --        --
 Acquisition of Cardpro..       --        --     (11,207)      --        --
 Acquisition of EBS......       --        --     (66,153)  (66,153)      --
 Investment in Customers
    Forever joint
    venture..............       --        --      (6,115)      --        --
                           --------  --------  ---------  --------  --------
   Net cash used in
      investing
      activities.........   (59,161)  (71,106)  (165,772)  (97,913)  (43,793)
Cash Flows From Financing
   Activities:
 Increase (decrease) in
    line of credit.......    (5,427)   (5,426)    (8,597)   (8,887)    2,595
 Proceeds (repayments) on
    debt.................      (118)    6,775     66,878    66,971      (333)
 Payments on capital
    leases...............    (4,638)   (8,462)      (879)   (3,829)   (2,131)
 Cash transferred (to)
    from Parent..........    (3,612)      (19)    (3,009)    1,447    (4,396)
 Tax benefit of stock
    options exercised....     1,320     1,495      3,770       --        254
                           --------  --------  ---------  --------  --------
   Net cash provided by
      (used in) financing
      activities.........   (12,475)   (5,637)    58,163    55,702    (4,011)
                           --------  --------  ---------  --------  --------
Net increase in cash and
   cash equivalents......     1,345       467     19,993    24,623     8,436
Beginning balance........     5,641     6,986      7,453     7,453    27,446
                           --------  --------  ---------  --------  --------
Ending balance...........  $  6,986  $  7,453  $  27,446  $ 32,076  $ 35,882
                           ========  ========  =========  ========  ========
Supplemental Cash Flow
   Information:
 Cash paid during the
    year:
  Interest...............  $  3,325  $  2,171  $   5,208  $  1,701  $  2,828
  Income taxes...........  $ 14,211  $ 27,120  $  36,486  $ 16,044  $ 10,613

   The accompanying notes are an integral part of these financial statements.

                             METAVANTE CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                              (In thousands)

                               Common Stock
                                ($0.01 Par
                                  Value)     Additional               Total
                               -------------  Paid-In   Retained  Shareholder's
                               Shares Amount  Capital   Earnings     Equity
Balance, December 31, 1996.... 87,000  $870   $66,242   $ 75,310    $142,422
 Net income...................    --    --        --      27,471      27,471
 Cash transferred (to) from
    Parent....................    --    --        --      (3,612)     (3,612)
 Tax benefit of exercised
    stock options of Parent...    --    --      1,320        --        1,320
                               ------  ----   -------   --------    --------
Balance, December 31, 1997.... 87,000   870    67,562     99,169     167,601
 Net income...................    --    --        --      32,605      32,605
 Cash transferred (to) from
    Parent....................    --    --        --         (19)        (19)
 Tax benefit of exercised
    stock options of Parent...    --    --      1,495        --        1,495
                               ------  ----   -------   --------    --------
Balance, December 31, 1998.... 87,000   870    69,057    131,755     201,682
 Net income...................    --    --        --      36,907      36,907
 Cash transferred (to) from
    Parent....................    --    --        --      (3,009)     (3,009)
 Tax benefit of exercised
    stock options of Parent...    --    --      3,770        --        3,770
                               ------  ----   -------   --------    --------
Balance, December 31, 1999.... 87,000   870    72,827    165,653     239,350
 Net income...................    --    --        --      20,617      20,617
 Cash transferred (to) from
    Parent....................    --    --        --      (4,396)     (4,396)
 Tax benefit of exercised
    stock options of Parent...    --    --        254        --          254
                               ------  ----   -------   --------    --------
Balance, June 30, 2000........ 87,000  $870   $73,081   $181,874    $255,825
                               ======  ====   =======   ========    ========



   The accompanying notes are an integral part of these financial statements.

                             METAVANTE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

1. Background and Basis of Presentation

     Marshall & Ilsley Corporation, which is referred to as "M&I," plans to create an independent, publicly-traded company comprised of M&I's e-commerce, data processing and software businesses. Metavante Corporation is an existing M&I subsidiary that had insignificant assets or operations and nominal capitalization prior to July 1, 2000. As of July 1, 2000 and in anticipation of Metavante's initial public offering, the assets and liabilities relating to the aforementioned businesses were contributed to Metavante. After completion of Metavante's initial public offering, M&I will own more than 80% of Metavante's outstanding common stock. Subject to the satisfactory resolution of certain conditions, M&I currently intends to complete its divestiture of Metavante within one year following completion of the initial public offering by distributing all of its shares of common stock to the holders of M&I's common stock, although this distribution may occur within a shorter period of time following this offering if required in order to have the distribution qualify as a tax-free reorganization.

     Metavante is a provider of integrated solutions that enable financial services providers to initiate and process a broad range of financial transactions electronically, including through the Internet. Metavante's integrated transaction processing, outsourcing, software and consulting solutions provide virtually all of the technology that a bank or other financial services provider needs to run its operations. Metavante is an application service provider, which means that it enables its clients to access and utilize its solutions over public and private networks, including the Internet.

     The consolidated financial statements of Metavante reflect the historical financial position, results of operations and cash flows of the e-commerce, data processing and software businesses of M&I during each respective period. The consolidated financial statements have been prepared using M&I's historical basis in the assets, liabilities, retained earnings and historical results of operations of such businesses. The consolidated financial statements do not include the assets, liabilities and results of operations of the item processing business to be retained by M&I.

     The consolidated financial statements include allocations of M&I expense. The expense allocations have been determined on the basis that M&I and Metavante considered to be reasonable reflections of the utilization of services provided or the benefit received by Metavante. However, the financial information included herein may not reflect the consolidated financial position, operating results, changes in shareholder's equity and cash flows of Metavante in the future or what they would have been had Metavante been a separate, independent entity during the periods presented.

     M&I has approved a general assignment and assumption agreement with Metavante relating to the organization of Metavante as a wholly-owned subsidiary of M&I. This agreement allocates assets and liabilities between M&I and Metavante. In addition, Metavante has entered or will enter into other agreements with M&I relating to the separation of its business from M&I, including a reorganization agreement, a lease agreement and an administrative services agreement. Metavante

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

also intends to enter into an outsourcing agreement, a professional services agreement and a branch automation agreement with M&I pursuant to which Metavante will provide services to M&I as a client. The terms of these new agreements differ from the agreements that were in place between Metavante and M&I during the periods presented in the historical financial statements. Management estimates that Metavante would have reported lower revenues in its historical financial statements had these agreements been in place during the periods presented. The historical financial statements reflect the results of operations of Metavante based on the terms of the agreements that were in place in the historical periods.

     The financial results of Metavante include certain of M&I's wholly-owned subsidiaries, M&I Asia Pacific, Inc. and M&I EastPoint Technology, Inc., as well as M&I's share of the Customers Forever LLC equity investment.

     The following notes to the financial statements reflect data as of December 31, 1998 and 1999 and for the three years ended December 31, 1999. Where deemed material, additional disclosures for the six month periods ended June 30, 1999 and 2000 have also been provided.

2. Significant Accounting Policies

 Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Principles of Consolidation

     The consolidated financial statements include the accounts of Metavante as defined. All significant interdivisional balances and transactions are eliminated.

 Interim Financial Information

     The financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited and includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its consolidated financial position, operating results and cash flows. Results for the six months ended June 30, 2000 are not necessarily indicative of results to be expected for the full fiscal year 2000 or for any future period.

 Revenue Recognition

     Data processing and related revenues are recognized as services are performed based on amounts billable under the contracts. Processing services performed that have not been billed to clients are accrued.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     Revenues attributable to the licensing of software are recognized upon delivery and performance of contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. In the event that significant vendor obligations exist, revenue is deferred until Metavante meets the obligations.

     In order to recognize revenue, each element of an arrangement, or contract, must meet the following four criteria:

   . persuasive evidence of an arrangement exists,

   . delivery has occurred,

   . fee is fixed or determinable, and

   . collection is probable.

     If one or more of these criteria have not been satisfied, revenue is deferred until all criteria have been satisfied.

     Service revenues from client maintenance fees for ongoing client support and product updates are recognized ratably over the term of the maintenance period. Service revenues from training and consulting are recognized when the services are performed.

     Conversion revenues associated with the conversion of clients' processing systems to Metavante's processing systems are deferred and amortized over the period of the related processing contract, generally five years. For the years ended December 31, 1997, 1998 and 1999, conversion revenues deferred were $14,102, $21,236 and $19,929, respectively. Revenues recognized were $10,500, $12,569 and $15,268 for the years ended December 31, 1997, 1998 and 1999, respectively. Conversion revenues deferred were $8,758 and $10,834 (unaudited) for the six months ended June 30, 1999 and 2000, respectively. For the six months ended June 30, 1999 and 2000, revenues recognized were $8,120 and $8,412 (unaudited), respectively.

 Cash and Cash Equivalents

     Cash and cash equivalents are defined as short-term investments that have an original maturity of three months or less and are readily convertible into cash. Short-term investments consist of overnight investments in an interest bearing account at an M&I bank subsidiary. Cash and cash equivalents consist of the following:

                                                         As of         As of
                                                     December 31,    June 30,
                                                    --------------- -----------
                                                     1998    1999      2000
                                                                    (Unaudited)
      Cash......................................... $ 7,453 $ 7,518   $ 6,107
      Short-term investments.......................     --   19,928    29,775
                                                    ------- -------   -------
                                                    $ 7,453 $27,446   $35,882
                                                    ======= =======   =======

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     As part of processing certain types of transactions, Metavante earns interest from the time money is collected from its clients until the time payment is made to the appropriate merchants. Such cash received from clients is segregated in a separate short-term investment account as outlined above.

 Premises and Equipment

     Premises and equipment are recorded at cost. Depreciation is calculated using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Estimated useful lives generally range from ten to forty years for premises and three to five years for equipment. Maintenance and repairs are charged to expense, and betterments are capitalized. Gains and losses on the sale or disposal of premises and equipment are recorded as other income or expense.

     Premises and equipment are summarized as follows:

                                                       As of          As of
                                                   December 31,     June 30,
                                                 ----------------- -----------
                                                   1998     1999      2000
                                                                   (Unaudited)
      Land and improvements..................... $  2,550 $  2,484  $  2,370
      Buildings.................................   54,231   56,759    54,190
      Computer and other equipment..............  200,678  209,318   222,328
      Construction in progress..................    2,514   10,090    14,033
                                                 -------- --------  --------
                                                  259,973  278,651   292,921
      Less--accumulated
       depreciation/amortization................  147,955  154,964   167,720
                                                 -------- --------  --------
                                                 $112,018 $123,687  $125,201
                                                 ======== ========  ========

     Depreciation expenses were $31,795, $35,510 and $30,327 for the years ended December 31, 1997, 1998 and 1999, respectively. For the six months ended June 30, 1999 and 2000, depreciation expenses were $15,009 and $14,045 (unaudited), respectively.

 Purchased Software Costs

     Costs associated with purchased software (used primarily in the data processing operations) are capitalized and amortized, using the straight-line method, over the estimated useful life of the software, which generally is four or five years. For the years ended December 31, 1998 and 1999, capitalized purchased software costs were $5,333 and $8,700, respectively. Amortization expense was $4,285, $4,715 and $6,789, for the years ended December 31, 1997, 1998 and 1999, respectively.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

Purchased software costs were $6,386 and $4,390 (unaudited) for the six months ended June 30, 1999 and 2000, respectively. For the six months ended June 30, 1999 and 2000, amortization expense was $2,887 and $2,867 (unaudited), respectively.

 Capitalized Software Costs

     The costs of internally developed software and enhancements, which are marketed externally or will be utilized by Metavante in processing operations, are capitalized when the technological feasibility of the software, primarily a working model, has been established. The capitalized costs are generally amortized using the straight-line method over the expected useful life of the software, which is generally four years. For the years ended December 31, 1997, 1998 and 1999, capitalized software costs were $24,003, $25,323 and $34,221, respectively. Amortization expense was $9,272, $13,094 and $18,582 for the years ended December 31, 1997, 1998 and 1999, respectively. Capitalized software costs were $18,686 and $24,194 (unaudited) for the six months ended June 30, 1999 and 2000, respectively. For the six months ended June 30, 1999 and 2000, amortization expense was $8,000 and $9,479 (unaudited), respectively.

 Goodwill and Other Intangibles

     Goodwill represents the excess of the cost of acquired businesses over the fair market value of their net tangible and identified intangible assets acquired. Goodwill is being amortized using the straight-line method over periods ranging from ten to twenty-five years. Goodwill is included with the other assets acquired for purposes of assessing if any potential impairment exists. Amortization expense was $647, $649 and $8,813 for the years ended December 31, 1997, 1998 and 1999, respectively. For the six months ended June 30, 1999 and 2000, amortization expense was $7,250 and $1,415 (unaudited), respectively.

     Other intangibles consist primarily of the values allocated to intangibles acquired in connection with business acquisitions, such as client lists. Metavante amortizes these costs, using the straight-line method, over the estimated useful lives of the intangibles, which generally is five to twenty years. Amortization expense was $5,532, $4,008 and $3,979 for the years ended December 31, 1997, 1998 and 1999, respectively. For the six months ended June 30, 1999 and 2000, amortization expense was $2,131 and $2,095 (unaudited), respectively.

 Capitalized Conversion Costs

     Metavante capitalizes the direct costs associated with the conversion of clients' processing systems to Metavante's processing systems. Upon completion of conversion, Metavante provides data processing services for the clients. The capitalized costs are amortized on the straight-line method over the terms of the related servicing contracts, generally five years. For the years ended December 31, 1997, 1998 and 1999, conversion costs capitalized were $18,548, $24,333 and $23,724,

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

             (In thousands, except share and per share data)

respectively. Recognition of conversion expense was $16,395, $18,710 and $19,954, and for the years ended December 31, 1997, 1998 and 1999, respectively. Conversion costs capitalized were $10,441 and $10,686 (unaudited) for the six months ended June 30, 1999 and 2000, respectively. For the six months ended June 30, 1999 and 2000, recognition of conversion expense was $10,456 and $7,229 (unaudited), respectively.

 Income Taxes

     Metavante's operating results are included in the consolidated Federal income tax return of M&I. Pursuant to a tax allocation agreement with M&I, current and deferred income taxes are calculated as if Metavante filed separate Federal and state income tax returns.

     Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

 Impairment

     Metavante has certain long-lived assets, such as computer mainframes, capitalized software and conversion costs, goodwill and other intangibles arising from acquired businesses. Metavante reviews its long-lived assets and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the future estimated undiscounted cash flows from the asset are less than the asset's carrying amount, the asset is considered impaired. The asset-carrying amount is reduced to its estimated fair value in the period the asset is determined to be impaired.

     M&I EastPoint, acquired in 1996, has reported net losses since the acquisition date. The net carrying amount of M&I EastPoint's long-lived assets, including goodwill, was $11,915 and $3,368 at December 31, 1998 and 1999, respectively. During the first quarter of 1999, management determined that certain of the M&I EastPoint assets were impaired and recorded accelerated amortization of approximately $6,800 of impaired long-lived assets (primarily goodwill). The accelerated amortization was recorded due to a decrease in M&I EastPoint's expected software sales to international customers. The amount of accelerated amortization was determined by comparing the net carrying amount of M&I EastPoint's assets to their estimated fair value. The estimated fair value was calculated using the discounted amount of the expected cash flows that will be generated by M&I EastPoint's future operations. Management has assessed this business to determine if any further impairment exists. While management has concluded that the remaining carrying amount of the M&I EastPoint assets at December 31, 1999 and June 30, 2000 were not impaired, management will continue to closely monitor the prospects for this business.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

 Net Income Per Share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," or "SFAS 128." The standard requires the disclosure of two net income per share amounts--"basic net income per share of common stock" and "diluted net income per share of common stock." The computation of diluted net income per share is similar to Metavante's previous computation of "net income per share of common stock."

     Basic net income per share of common stock is computed by dividing net income from operations by the weighted average number of common shares outstanding during the period. Diluted net income per share of common stock is computed by dividing the net income from operations by the average number of common shares and common share equivalents related to the assumed exercise of stock options and warrants. There were no potentially dilutive common share equivalents outstanding for the years ending December 31, 1997, 1998 and 1999 or for the six months ending June 30, 1999 or 2000. The number of weighted average common shares used to calculate net income per share was 87,000,000 shares for all periods presented.

 Year 2000 Costs

     All costs associated with modifying software for the Year 2000 have been expensed as incurred. There were no material adverse consequences with respect to Year 2000. Expenditures, consisting principally of the allocation of existing information technology personnel and programmers, for the Year 2000 project were approximately $13,467, $14,400 and $10,400 in 1997, 1998 and 1999,
respectively.

 Forward Foreign Exchange Policies

     Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

 New Accounting Pronouncements

     Revenue Recognition--In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or "SAB 101." SAB 101 provides guidance on a variety of revenue recognition matters and must be adopted no later than the fourth quarter of 2000. As Metavante's accounting policies are consistent with the provisions of SAB 101, Metavante does not anticipate any impact on its financial statements.

     Derivatives--In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

Activities," or "SFAS 133." SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. Metavante is required to adopt SFAS 133 effective January 1, 2001. Metavante continues to assess the impact of this standard, but the impact is not expected to be significant.

 Contingencies

     On August 27, 1999, Mid Med Bank p.l.c. filed a Writ of Summons seeking damages against M&I Eastpoint (Metavante's wholly-owned subsidiary) for an alleged breach of a professional services agreement. Mid Med is seeking approximately $3,500 in damages. No amount has been accrued within the financial statements as of June 30, 2000 as management believes the suit is without merit.

3. Business Combinations and Investments

     On December 31, 1998, Metavante acquired substantially all of the assets of Moneyline Express, Inc., a wholly-owned subsidiary of Travelers Express Company, Inc. which specializes in electronic bill payment, in a cash transaction accounted for as a purchase. The total purchase price amounted to approximately $6,750. Goodwill recorded in this transaction amounted to $5,400 and is being amortized on a straight-line basis over fifteen years.

     On April 1, 1999, Metavante completed the acquisition of the assets, operational processes and client relationships of the Electronic Banking Services business unit of Automatic Data Processing, Inc. in a cash transaction using the purchase method of accounting. The total purchase price amounted to $66,153. Goodwill originally amounted to approximately $52,500. Subsequent to year-end, finalization of the purchase accounting resulted in goodwill being reduced by approximately $8,500 for the valuation of other identifiable intangible assets acquired in the acquisition. The remaining goodwill of approximately $44,000 is being amortized on a straight-line basis over twenty-five years.

     The results of operations for the acquired companies accounted for as purchases are included in the Consolidated Financial Statements from the dates of acquisition. The information below presents, on a pro forma basis, historical information for Metavante, adjusted for the Electronic Banking Services transaction, as if the transaction had been consummated on January 1, 1998:

                                                                 Years Ended
                                                                December 31,
                                                              -----------------
                                                                1998     1999
                                                                 (Unaudited)
  Pro forma Metavante and Electronic Banking Service
  Revenues................................................... $505,064 $556,576
  Net income.................................................   33,110   37,456

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     On August 17, 1999, Metavante invested $6,115 in Customers Forever LLC. This joint venture investment represented approximately a 47% ownership interest in Customers Forever and is accounted for under the equity method of accounting. Equity losses realized during 1999 in relation to Customers Forever were approximately $2,200 for the period from August 18, 1999 through December 31, 1999. Equity losses realized during the six months ended June 30, 2000 in relation to Customers Forever were approximately $1,613 (unaudited).

     On October 1, 1999, Metavante acquired substantially all of the assets of Cardpro Services, Inc., a provider of plastic card personalization and procurement services located in Illinois. The assets were acquired for cash in a transaction accounted for using the purchase method of accounting. The total purchase price amounted to approximately $13,100. Initial goodwill, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $10,100 and is being amortized on a straight-line basis over ten years. Additional payments, contingent upon earnings, may be made through 2005. The total cumulative maximum payout over the contingency period is $2,160. Contingency payments, if made, will be charged to goodwill at the date the contingencies are resolved.

     Pro forma results reflecting the acquisitions of Moneyline and Cardpro have not been disclosed, as the impact of these acquisitions was not material.

4. Related-Party Transactions

     Metavante provides data processing and related services to M&I and its subsidiaries. Charges for these services are at rates similar to those charged to unaffiliated clients. Data processing service agreements have been executed with most affiliates. As described in Note 1, in connection with its separation from M&I, Metavante is expected to enter into new agreements with M&I which will be effective July 1, 2000.

     The majority of Metavante's cash balances are deposited with M&I Marshall & Ilsley Bank, referred to as "M&I Bank," M&I's largest subsidiary bank.

     Certain administrative and general expenses, such as legal, accounting, and insurance, are incurred by M&I and M&I Bank on behalf of Metavante and are allocated to Metavante through an intercompany service charge. The method of allocation varies by type of expense and, where possible, includes all expenses directly attributable to Metavante. These charges totaled $4,952, $6,695 and $8,718 for the years ended December 31, 1997, 1998 and 1999, respectively. For the six months ended June 30, 1999 and 2000, these charges were $3,508 and $4,941 (unaudited), respectively.

     At December 31, 1998 and 1999, Metavante and its subsidiaries had $70,000 of lines of credit available from M&I which are due on demand. Interest on the outstanding borrowings is payable quarterly at a rate equal to M&I's average commercial paper rate plus .25%, which figure was 6.24% at December 31, 1999. At December 31, 1998 and 1999, respectively, the outstanding portion of the

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

lines of credit were $26,243 and $17,646. Metavante pays a commitment fee of approximately 1/16th of 1 percent on the available line of credit. Interest expense on all affiliated borrowings for the years ended December 31, 1997, 1998 and 1999 totaled $1,656, $1,276 and $3,877, respectively. At December 31, 1999, Metavante had an unsecured note of $67,000 with M&I. This note requires the principal to be paid on April 1, 2004 and interest is to be paid monthly at 6.24% per annum to maturity. The outstanding portion of the lines of credit was $20,241 (unaudited) as of June 30, 2000. For the six months ended June 30, 1999 and 2000, interest expense was $1,491 and $2,813 (unaudited), respectively.

     Metavante provides professional services to Customers Forever in relation to Customer's Forever customer relationship management software solution. Unaffiliated revenues from such services amounted to $6,700 during 1999. All intercompany profit relating to Metavante's ownership share of Customers Forever has been appropriately eliminated. For the six months ended June 30, 2000, unaffiliated revenues were $3,023 (unaudited).

     Directors of M&I who are also directors of M&I's subsidiaries, such as Metavante, receive compensation from such subsidiaries in varying amounts based on the director compensation schedule of such subsidiaries. Directors of subsidiaries of M&I may also elect to defer compensation under M&I's deferred compensation plan for directors into one of two accounts as selected by the director.

5. Deferred Contribution Plans

     Metavante has a defined contribution retirement plan and an incentive savings plan sponsored by M&I for substantially all employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the option of M&I, a profit sharing amount may also be contributed and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings plan, employee contributions up to 6% of eligible compensation are matched up to 50% by Metavante based on the financial performance standards achieved by M&I and subsidiaries during that year as defined by the plan. Total expense relating to these plans was $9,853, $12,965 and $15,665 in 1997, 1998 and 1999, respectively. Total expense relating to these plans was $7,867 and $9,306 (unaudited) for the six months ended June 30, 1999 and 2000, respectively.

6. Post-Retirement Plans

     Metavante is a member of M&I's defined benefit health plan that provides health care benefits to eligible current and retired employees. In connection with the planned separation from M&I, Metavante has assumed all post-retirement obligations relating to its employees. Eligibility for retiree benefits is dependent upon age, years of service and participation in the health plan during active service. The plan is contributory and in 1997 the plan was amended. Employees hired or retained from mergers after September 1, 1997 will be granted access to the plan upon retirement; however,

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and co-insurance. The plan is not funded. The net periodic post-retirement benefit expense was $1,290, $1,776 and $1,740, representing Metavante's allocated portion of the combined post-retirement expense of $5,863, $7,016 and $6,268 for 1997, 1998 and 1999, respectively. The net periodic post-retirement benefit expense was $716 and $601 (unaudited) for the six months ended June 30, 1999 and 2000, respectively.

     The changes during the year of the accumulated post-retirement benefit obligation for retiree health benefits from M&I allocated to Metavante are as follows:

                                                               1998     1999
   Accumulated post-retirement benefit obligation, beginning
      of year...............................................  $ 7,947  $ 8,663
   Service cost.............................................    1,263    1,223
   Interest cost on accumulated post-retirement benefit
      obligation............................................      593      602
   Actuarial gains..........................................   (1,048)  (1,415)
   Benefits paid............................................      (92)    (113)
                                                              -------  -------
   Accumulated post-retirement benefit obligation end of
      year..................................................    8,663    8,960
   Unrecognized net gain....................................    1,139    2,486
   Unrecognized prior service cost..........................      767      689
                                                              -------  -------
   Accrued post-retirement benefit cost.....................  $10,569  $12,135
                                                              =======  =======
   Weighted average discount rate used in determining
    accumulated post-retirement benefit obligation..........     7.00%    7.75%
                                                              =======  =======

     The assumed health care cost trend for 2000 was 6.50%. The rate was assumed to decrease gradually to 5.00% in 2006 and remain at that level thereafter.

     Net periodic post-retirement benefit cost for Metavante for the years ended December 31, 1997, 1998 and 1999 includes the following components:

                                                           Years Ended
                                                           December 31,
                                                       ----------------------
                                                        1997    1998    1999
   Service cost....................................... $  833  $1,263  $1,223
   Interest on accumulated post-retirement benefit
      obligation......................................    483     593     602
   Net amortization and deferral......................    (26)    (80)    (85)
                                                       ------  ------  ------
                                                       $1,290  $1,776  $1,740
                                                       ======  ======  ======

     The post-retirement benefit obligation and annual expense is allocated to Metavante based upon the average claim experience for the combined health plan and the demographics of Metavante's employees and retirees.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)


     The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one percentage point change on assumed health care cost trend rates would have the following effects on the amounts allocated to Metavante:

                                                           One        One
                                                        Percentage Percentage
                                                          Point      Point
                                                         Increase   Decrease
   Effect on total of service and interest cost
      components.......................................   $  397    $  (323)
   Effect on post-retirement benefit obligation........    1,404     (1,477)

7. Long-Term Debt

     Long-term debt consists of the following:

                                                       As of           As of
                                                    December 31,     June 30,
                                                   ---------------  -----------
                                                    1998    1999       2000
                                                                    (Unaudited)
   Note payable to M&I
    Due 2004 with rate at 6.24%, unsecured........ $  --   $67,000    $67,000
   Capitalized leases
    Due between 2000 and 2002, with varying rates
     of 5.31% to 8.25%, secured by specific
     equipment.................................... 12,137    9,317      8,075
   Notes payable
    Due between 2000 and 2003, with rate of 4%,
     secured by Advanced Technology Park Facility
     Building.....................................    578      518        487
                                                   ------  -------    -------
   Total debt..................................... 12,715   76,835     75,562
   Less--current maturities....................... (6,198)  (4,319)    (4,338)
                                                   ------  -------    -------
   Total long-term debt........................... $6,517  $72,516    $71,224
                                                   ======  =======    =======

     Scheduled maturities of debt are as follows:

                                                                       As of
                                                                    December 31,
                                                                    ------------
                                                                        1999
      2000.........................................................   $ 4,319
      2001.........................................................     3,473
      2002.........................................................     2,020
      2003.........................................................        23
      2004.........................................................    67,000
      Thereafter...................................................       --
                                                                      -------
                                                                      $76,835
                                                                      =======

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     No significant changes in maturities of debts occurred from December 31, 1999 to June 30, 2000.

8. Allocated Income Taxes

     Total income tax expense was allocated as follows:

                                                                   Six Months
                                           Years Ended December       Ended
                                                    31,             June 30,
                                          ------------------------ -----------
                                           1997     1998    1999      2000
                                                                   (Unaudited)
   Current:
    Federal.............................. $20,524  $16,838 $25,441   $13,310
    State................................   2,389    2,857   3,399     1,833
   Deferred..............................  (3,867)   3,341     451       --
                                          -------  ------- -------   -------
   Total allocated provision for income
    taxes................................ $19,046  $23,036 $29,291   $15,143
                                          =======  ======= =======   =======

     A reconciliation of the difference between the statutory Federal tax rate and Metavante's effective tax rate follows:

                                                                Years Ended
                                                                December 31,
                                                               ----------------
                                                               1997  1998  1999
   Statutory Federal rate..................................... 35.0% 35.0% 35.0%
   State income taxes, net of Federal benefit.................  5.1   5.1   5.1
   Unbenefited state losses...................................  0.6   0.9   3.3
   Other......................................................  0.2   0.4   0.8
                                                               ----  ----  ----
   Effective rate............................................. 40.9% 41.4% 44.2%
                                                               ====  ====  ====

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1999 are as follows:

                                                                    As of
                                                                December 31,
                                                               ----------------
                                                                1998     1999
   Deferred tax assets
    Post-retirement benefits.................................. $ 4,495  $ 5,156
    Maintenance and license revenues..........................   2,434    2,058
    Accrued expenses..........................................   3,001    3,238
                                                               -------  -------
     Total deferred tax assets................................ $ 9,930  $10,452
                                                               =======  =======
   Deferred tax liabilities
    Capitalized software and conversion costs................. $20,781  $24,432
    Depreciation..............................................   4,074    3,966
    Purchased software........................................   1,843    2,511
    Goodwill..................................................     --    (4,529)
    Purchased servicing contracts.............................  (3,387)  (2,143)
    Other.....................................................  (1,074)  (1,027)
                                                               -------  -------
     Total deferred tax liabilities........................... $22,237  $23,210
                                                               =======  =======

9. Lease Commitments

     Metavante leases a number of its facilities and equipment. Certain non-cancelable leases are classified as capital leases, and the leased assets are included as part of "Premises and Equipment." Other leases are classified as operating leases and are not capitalized. Details of the capitalized leased assets are as follows:

                                                                     As of
                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
   Central processing units.................................... $14,959 $14,256
   Disk storage equipment......................................   2,527     805
   Other.......................................................     371     641
                                                                ------- -------
    Total......................................................  17,857  15,702
   Less--accumulated depreciation..............................   5,720   6,385
                                                                ------- -------
    Net capitalized leased assets.............................. $12,137 $ 9,317
                                                                ======= =======

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     The future minimum lease payments under operating leases are as follows:

                                                                       As of
                                                                    December 31,
                                                                    ------------
   Year                                                                 1999
   2000............................................................   $ 9,254
   2001............................................................     7,637
   2002............................................................     5,144
   2003............................................................     3,723
   2004............................................................     2,562
   Thereafter......................................................       --
                                                                      -------
    Total..........................................................   $28,320
                                                                      =======

     Rental expenses charged to operations on operating leases were $5,878, $8,532 and $13,002 in 1997, 1998 and 1999, respectively. For the six months ended June 30, 1999 and 2000, rental expense was $6,048 and $7,779 (unaudited), respectively.

     No significant changes in future minimum lease payments occurred from December 31, 1999 to June 30, 2000.

10. Stock-Based Compensation

     Employees of Metavante participate in the executive stock option and restricted stock plans of M&I, which provide for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. The prices at which options can be granted are the fair market values of the stock on the date of grant.

     The nonqualified and incentive stock option plans generally provide for the grant of options to purchase shares of M&I's common stock for a period of ten years from the date of grant. Options granted generally become exercisable over a period of two or three years from the date of grant; however, options granted to directors of M&I vest immediately, and options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet age and years of service criteria at the date of grant.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     The following table provides information relating to nonqualified and incentive M&I stock options held by Metavante's employees:

                                                                       Weighted
                                                                       Average
                                               Number of  Option Price Exercise
                                                Shares     Per Share    Price
Shares under option at December 31, 1996......   690,405  $ 8.54-31.88  $23.64
 Options granted..............................   297,750   57.00-57.00   57.00
 Options lapsed or surrendered................   (10,750)  19.25-31.88   29.83
 Options exercised............................   (66,180)   8.54-31.88   18.66
                                               ---------  ------------  ------
Shares under option at December 31, 1997......   911,225  $ 9.42-57.00  $34.83
 Options granted..............................   267,500   51.81-53.72   51.87
 Options lapsed or surrendered................   (19,625)  26.19-57.00   49.04
 Options exercised............................   (80,212)   9.42-31.88   21.33
                                               ---------  ------------  ------
Shares under option at December 31, 1998...... 1,078,888  $10.92-57.00  $39.80
 Options granted..............................   316,500   59.06-61.50   61.44
 Options lapsed or surrendered................   (12,750)  51.81-57.00   53.85
 Options exercised............................  (119,537)  10.92-57.00   23.17
                                               ---------  ------------  ------
Shares under option at December 31, 1999...... 1,263,101  $13.38-61.50  $46.65
                                               =========  ============  ======

     The range of M&I options held by Metavante employees at December 31, 1999 was:

                                                                     Weighted
                                                                      Average
                                               Weighted Average      Remaining
                     Number of M&I Shares       Exercise Price      Contractual
M&I Price Range     ----------------------- -----------------------  Life (In
---------------     Outstanding Exercisable Outstanding Exercisable   Years)
$10-20.............    134,975    134,975     $18.52      $18.52        3.8
$20-30.............    139,900    139,900      24.78       24.78        5.2
$30-50.............    137,163    137,163      31.88       31.88        7.0
$50-55.............    259,125    131,500      51.87       51.90        8.9
$55-60.............    279,438    174,438      57.04       57.00        8.0
Over $60...........    312,500     10,000      61.46       60.58       10.0
                     ---------    -------     ------      ------       ----
                     1,263,101    727,976     $46.65      $38.07        7.8
                     =========    =======     ======      ======       ====

     M&I options held by Metavante employees which were exercisable at December 31, 1997 and 1998 were 526,975 and 621,638, respectively. The weighted-average exercise price for options exercisable at December 31, 1997 and 1998 was $22.83 and $29.35, respectively.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," or "SFAS 123," establishes financial accounting and reporting standards for stock-based employee compensation plans.

     SFAS 123 defines a fair-value-based method of accounting for employee stock options or similar equity instruments. Under the fair-value-based method, compensation cost is measured at the

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost is recognized over the service period, which is usually the vesting period.

     Compensation cost can also be measured and accounted for using the intrinsic-value-based method of accounting prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or "APB 25." Under the intrinsic-value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock.

     The largest difference between SFAS 123 and APB 25 is the amount of compensation cost attributable to M&I stock options awarded to Metavante employees. Under APB 25, no compensation cost is recognized for fixed stock option plans because the exercise price is equal to the quoted market price at the date of grant; therefore, there is no intrinsic value. SFAS 123 compensation cost would equal the calculated fair value of the options granted.

     As permitted by SFAS 123, M&I and, thus, its divisions and subsidiaries, continue to measure compensation cost for such plans using the accounting method prescribed by APB 25.

     Had compensation cost for Metavante employee options granted after January 1, 1995 been determined consistent with SFAS 123, Metavante's net income would have been reduced to the following pro forma amounts:

                                                          Years Ended December
                                                                   31,
                                                         -----------------------
                                                          1997    1998    1999
   Net income
    As reported......................................... $27,471 $32,605 $36,907
    Pro forma...........................................  25,884  29,450  33,324

     The fair value of each M&I option grant was estimated as of the date of grant using the Black-Scholes option pricing model. The resulting compensation cost was amortized over the vesting period.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

             (In thousands, except share and per share data)

     The grant date fair values and assumptions used to determine such value are as follows:

 Options Granted During      1997         1998         1999
Weighted-average grant
   date fair value....... $     14.80  $     13.31  $     19.54
Assumptions--
 Risk-free interest
    rates................   5.75-6.81%   4.53-5.88%   4.75-6.45%
 Expected volatility..... 17.03-18.47% 18.38-22.01% 22.00-24.62%
 Expected term (in
    years)...............         6.0          6.0          6.0
 Expected dividend
    yield................        1.42%        1.69%        1.56%

11. Financial Instruments and Risk Management

     Metavante has a limited number of international clients with contracts priced in foreign currencies, giving rise to exposure to market risks from foreign exchange rates. Forward foreign exchange contracts are utilized by Metavante to reduce those risks. Metavante does not hold or issue financial instruments for trading purposes. Metavante is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations, given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts, with a positive fair value at the reporting date.

     Metavante enters into forward foreign exchange contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies consisting principally of the French Franc, British Pound, Swiss Franc and Malaysian Ringgit. The term of the currency derivatives is rarely more than 1 1/2 months. The purpose of Metavante's foreign currency hedging activities is to protect Metavante from the risk that the eventual dollar net cash inflows resulting from the sale of products or services denominated in foreign currencies will be adversely affected by changes in exchange rates.

     As of December 31, 1999, Metavante had outstanding commitments to sell 145 U.S. dollar equivalent British Pounds.

     Deferred gains and losses, both realized and unrealized based on dealer-quoted prices from hedging, are and will be recognized within one year. These deferred gains and losses are included on a net basis in the consolidated balance sheets as either other assets or other liabilities. They are recognized as part of the purchase or sale transaction when it occurs, or as other gains or losses when a hedged transaction is no longer expected to occur.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)


12. Fair Value of Financial Instruments

     The book values and estimated fair values for on- and off-balance sheet financial instruments as of December 31, 1998 and 1999 are reflected below:

                                             1998                  1999
                                     --------------------- ---------------------
                                     Book Value Fair Value Book Value Fair Value
Financial instruments
Financial assets--
 Cash and cash equivalents..........   $7,453     $7,453    $27,446    $27,446
Financial liabilities--
 Long-term note.....................      --         --      67,000     64,081
 Other long-term borrowings.........      578        587        518        504
 Capital lease obligations..........   12,137     12,054      9,317      8,922

     Where readily available, quoted market prices were utilized. If quoted market prices were not available, fair values were based on estimates using present value or other valuation techniques. These techniques were significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," excludes certain financial instruments and all non-financial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Metavante.

     The following methods and assumptions were used in estimating the fair value for financial instruments.

 Cash and Cash Equivalents and Accounts Receivable

     The carrying amounts reported for cash and cash equivalents and accounts receivable approximate the fair values for those assets.

 Borrowings

     Other long-term debt was valued using a discounted cash flow analysis with a discount rate based on current incremental borrowing rates for similar types of arrangements. Long-term borrowings include their related current maturities. Short-term borrowings approximate the fair values for those liabilities.

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)


 Forward Foreign Exchange Contracts

     The fair value of Metavante's forward exchange contracts approximate their carrying value in the financial statements as of December 31, 1998 and 1999.

13. Segments

     Metavante organizes its business segments, which principally consist of eFinance solutions and financial technology solutions, based on a product focus. Each segment offers products and services to meet the needs of its clients and the particular market served. Certain products are combined for purposes of assessing financial performance. Each segment is separately managed subject to adherence to company policies and discrete financial information is reviewed by senior management to assess performance on a monthly basis. Metavante is not dependent on any unaffiliated client or group of clients, the loss of which would have a material impact on Metavante. As previously discussed, M&I represents a significant portion of revenues for Metavante.

 eFinance Solutions

     The eFinance solutions segment is comprised of electronic bill payment and presentment, business and consumer online banking and online mortgage services. The electronic bill payment and presentment products enable financial institutions and Internet customers to pay bills using a variety of devices, including personal computers. Online business banking consists of a set of modular banking and cash management solutions designed to meet the needs of small, mid-sized and large businesses. Online consumer banking aggregates financial account information, including checking account information, loan balances and credit card information, into one comprehensive product offering that can also include personalized information. Metavante's Internet-based, end-to-end mortgage transaction service is dedicated to helping large residential mortgage services providers retain and enhance relationships with their existing customers while lowering the cost of servicing those customers.

 Financial Technology Solutions

     The financial technology solutions segment is comprised of financial account processing, customer relationship management solutions, private label banking, trust and investment solutions, electronic funds transfer and card solutions. Financial account processing products provide integrated deposit account and processing services, loan servicing and transaction posting and financial reporting capabilities to banks, Internet banks and other financial services providers on Metavante's service bureau platform. Customer relationship management products are designed to meet the needs of financial services providers through enhanced management of client relationships. Private label banking products and services represent a complete, end-to-end outsourcing solution for non-traditional financial services providers. Trust and investment solutions' products provide Internet-

                             METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

enabled outsourcing capabilities to traditional trust companies and registered investment advisers. Electronic funds transfer products and services link all major electronic funds transfer networks, gateways and processors to authorize automated teller machine and debit card transactions and provide automated teller machine management and monitoring solutions for financial services providers. Card solutions products provide card processing services to banks, credit unions and also non-financial companies.

     Other is comprised of CSF software, Automated Clearing House processing solutions, treasury management services and professional consulting services for Customers Forever.

     Segment revenues represent sales to unaffiliated and affiliated (M&I) clients. Metavante evaluates the profit or loss performance of its segments based on income from operations. Income from operations is revenues less cost of revenues. Assets, depreciation, interest expense and interest income are evaluated by management on a consolidated basis and not identified separately by segment.

     Based on Metavante's organization of its segments and the requirements of Statement of Financial Accounting Standards No. 131, the following outlines reportable segment disclosures:

                                       Years Ended              Six Months
                                       December 31,           Ended June 30,
                                ---------------------------- ------------------
                                  1997      1998      1999     1999      2000
                                                                (Unaudited)
Revenues:
 eFinance solutions............ $  5,233  $  7,860  $ 51,670 $ 18,821  $ 35,902
 Financial technology
    solutions..................  347,131   425,018   443,980  216,000   227,888
 Other.........................   29,398    38,681    50,734   21,586    25,180
                                --------  --------  -------- --------  --------
  Total........................ $381,762  $471,559  $546,384 $256,407  $288,970
                                ========  ========  ======== ========  ========
Income (loss) from operations:
 eFinance solutions............ $ (3,098) $ (4,191) $    430 $   (568) $    410
 Financial technology
    solutions..................   39,069    46,698    54,529   25,337    32,649
 Other.........................   13,395    15,899    18,071    7,568     6,695
                                --------  --------  -------- --------  --------
  Total........................ $ 49,366  $ 58,406  $ 73,030 $ 32,337  $ 39,754
                                ========  ========  ======== ========  ========

14. Subsequent Events

     Metavante intends to enter into an outsourcing agreement with M&I pursuant to which Metavante will provide technology services to M&I in support of deposit and loan accounts, general ledger, bank card, electronic funds delivery, trust, online banking and other products and day-to-day activities. Management estimates that Metavante would have reported lower revenues in its historical financial statements had this agreement been in place during the periods presented.

                           METAVANTE CORPORATION

                     December 31, 1997, 1998 and 1999

              (In thousands, except share and per share data)

     Metavante has adopted a stock incentive plan. Options issued under the plan will be used, in part, to satisfy elections under the tandem option program discussed below. In addition, 2,650,000 new options have been granted, effective as of the closing date of Metavante's initial public offering at an exercise price equal to the public offering price.

     In connection with the proposed distribution by M&I of its entire interest in Metavante, it is anticipated that holders of M&I options granted prior to August 1, 2000 who are employees or directors of Metavante on the distribution date will be given an election regarding their M&I options. They will have the choice of having their M&I options adjusted so that they retain options solely over Metavante stock after the distribution or, alternatively, they will have the choice of receiving tandem options which are options to purchase shares of both M&I and Metavante. No charge to expense is anticipated in the Metavante financial statements as a result of these changes to the M&I stock options.

     Lastly, on September 5, 2000, Metavante approved a 1,740,000 for 1 stock split in the form of a stock dividend. All share and per share amounts have been restated to reflect this split.

15. Quarterly Information (Unaudited)

                                                       1998
                                   --------------------------------------------
                                    First    Second   Third    Fourth   Total
Revenues.......................... $109,313 $114,480 $116,098 $131,668 $471,559
Cost of revenues..................   95,146  102,685  100,623  114,699  413,153
                                   -------- -------- -------- -------- --------
Income from operations............ $ 14,167 $ 11,795 $ 15,475 $ 16,969 $ 58,406
                                   ======== ======== ======== ======== ========
Income before taxes...............   13,589   11,178   14,772   16,102   55,641
Income taxes......................    5,742    4,577    6,233    6,484   23,036
                                   -------- -------- -------- -------- --------
Net income........................ $  7,847 $  6,601 $  8,539 $  9,618 $ 32,605
                                   ======== ======== ======== ======== ========

                                                       1999
                                   --------------------------------------------
                                    First    Second   Third    Fourth   Total
Revenues.......................... $126,150 $130,257 $143,033 $146,944 $546,384
Cost of revenues..................  110,311  113,759  120,627  128,657  473,354
                                   -------- -------- -------- -------- --------
Income from operations............ $ 15,839 $ 16,498 $ 22,406 $ 18,287 $ 73,030
                                   ======== ======== ======== ======== ========
Income before taxes...............   15,286   15,118   19,306   16,488   66,198
Income taxes......................    6,864    7,138    7,466    7,823   29,291
                                   -------- -------- -------- -------- --------
Net income........................ $  8,422 $  7,980 $ 11,840 $  8,665 $ 36,907
                                   ======== ======== ======== ======== ========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
            , 2000


                    16,500,000 Shares of Common Stock

                               ----------------
                                  PROSPECTUS
                               ----------------

                       Donaldson, Lufkin & Jenrette

                        Credit Suisse First Boston
                             Salomon Smith Barney
                                UBS Warburg LLC

                          Robert W. Baird & Co.
                                DLJdirect Inc.

-------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Metavante have not changed since the date hereof.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Until               , 2000 (25 days after the date of this prospectus), all
dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and when selling previously unsold allotments or subscriptions.

-------------------------------------------------------------------------------

                                    PART II

                     Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the issuance and distribution of the common stock being registered hereunder, other than underwriting discounts and commissions:

      SEC registration fee.......................................... $   65,123
      Nasdaq National Market listing fee............................     95,000
      NASD filing fee...............................................     25,168
      Blue sky fees and expenses (including fees of counsel)........      5,000
      Accounting fees and expenses..................................  1,000,000
      Legal fees and expenses.......................................  1,500,000
      Printing and engraving expenses...............................    300,000
      Transfer agent and registrar fees.............................      2,500
      Miscellaneous.................................................      7,209
                                                                     ----------
        Total....................................................... $3,000,000
                                                                     ==========

     All amounts except the SEC registration fee, Nasdaq National Market listing fee and NASD filing fee are estimated.

Item 14. Indemnification of Directors and Officers

     Section 180.0851 of the Wisconsin Business Corporation Law (the "WBCL") requires the Registrant to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of the Registrant unless it is determined that he or she breached or failed to perform a duty owed to the Registrant and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest, (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was unlawful, (iii) a transaction from which the director or officer derived an improper personal profit or (iv) willful misconduct.

     Section 180.0858 of the WBCL provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the articles of incorporation or bylaws of the Registrant, a written agreement between the director or officer and the Registrant or a resolution of the Board of Directors or the shareholders.

     Unless otherwise provided in the Registrant's articles of incorporation or bylaws, or by written agreement between the director or officer and the Registrant, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners as specified in Section 180.0855 of the WBCL: (i) by majority vote of a disinterested quorum of the Board of Directors, (ii) by independent legal counsel chosen by a quorum of disinterested directors or its committee,
(iii) by a panel of three arbitrators (one of which is chosen by a quorum of disinterested directors), (iv) by the vote of the shareholders, (v) by a court or (vi) by any other method permitted in Section 180.0858 of the WBCL.

     Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by the Registrant, pursuant to Section 180.0853 of the WBCL, at such time as the director or officer furnishes to the corporation written affirmation of his good faith that he has not breached or failed to perform his duties; and written confirmation to repay any amounts advanced if it is determined that indemnification by the Registrant is not required.

     Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to
180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

     As permitted by Section 180.0858, the Registrant has adopted indemnification provisions in its Bylaws which closely track the statutory indemnification provisions with certain exceptions. In particular, Section 7.1 of the Registrant's Bylaws, among other items, provides (i) that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive.

     Under Section 180.0828 of the WBCL, a director of the Registrant is not personally liable for breach of any duty resulting solely from his or her status as a director, unless it shall be proved that the director's conduct constituted conduct described in the first paragraph of this item.

     The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers and controlling persons of the Registrant by the underwriters against certain civil liabilities, including liabilities under the Securities Act. The General Assignment and Assumption Agreement filed herewith as Exhibit 10.7 provides for indemnification of the directors, officers, employees and agents of the Registrant and Marshall & Ilsley Corporation against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

     In addition, the Registrant intends to obtain directors' and officers' liability insurance that will insure against certain liabilities, including liabilities under the Securities Act, subject to applicable restrictions.

Item 15. Recent Sales of Unregistered Securities

     None.

Item 16. Exhibits and Financial Schedules

     (a) Exhibits

    Exhibit
    Number  Document Description
     1.1    Form of Underwriting Agreement
     3.1    Form of Restated Articles of Incorporation of the Registrant(1)
     3.2    Bylaws of the Registrant(1)
     4.1    Form of Common Stock Certificate
     5.1    Opinion of Godfrey & Kahn, S.C.
    10.1    Registrant's 2000 Stock Incentive Plan
    10.2    Form of Employment Agreement between the Registrant and Joseph L.
             Delgadillo dated as of           , 2000
    10.3(a) Form of Two Year Change of Control Agreement
    10.3(b) Form of Three Year Change of Control Agreement
    10.4    Form of Administrative Services Agreement between the Registrant and Marshall & Ilsley Corporation dated as of July 1, 2000
    10.5    Reorganization Agreement between the Registrant and Marshall &
             Ilsley Corporation dated as of July 13, 2000
    10.6    Form of Registration Rights Agreement between the Registrant and
             Marshall & Ilsley Corporation dated as of           , 2000
    10.7    General Assignment and Assumption Agreement between the Registrant and Marshall & Ilsley Corporation dated as of July 1, 2000
    10.8    Form of Tax Sharing Agreement between the Registrant and Marshall &
             Ilsley Corporation dated as of July 1, 2000
    10.9    Form of Employee Matters Agreement between the Registrant and
             Marshall & Ilsley Corporation dated as of July 13, 2000
    10.10   Form of Lease Agreement between the Registrant and M&I Support
             Services, Inc. dated as of           , 2000
    10.11   Form of Outsourcing Agreement between the Registrant and Marshall &
             Ilsley Corporation dated as of July 1, 2000
    10.12   Form of Professional Services Agreement between the Registrant and
             Marshall & Ilsley Corporation dated as of July 1, 2000
    10.13   Form of Banking Services Agreement between the Registrant and
             Marshall & Ilsley Corporation dated as of July 1, 2000
    10.14   License Agreement between Marshall & Ilsley Corporation and A2D,
             L.P. dated as of May 9, 2000 (assigned to the Registrant)(1)

    Exhibit
     Number  Document Description
    10.15(a) Lease Agreement between M&I Data Services, Inc. and Ameritech dated as of March 25, 1994 (assigned to the Registrant)
    10.15(b) Amendment No. One to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and Wisconsin Bell,
              Inc., d/b/a Ameritech Wisconsin, dated as of September 14, 1998
              (assigned to the Registrant)
    10.16(a) Lease Agreement between M&I Data Services, a division of Marshall
              & Ilsley Corporation, and The Brewery Works, Inc. dated as of
              March 9, 2000 (assigned to the Registrant)
    10.16(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and The Brewery Works,
              Inc. dated as of March 28, 2000 (assigned to the Registrant)
    10.16(c) Second Amendment to Lease Agreement between the Registrant and The
              Brewery Works, Inc. dated as of August 31, 2000
    10.17(a) Lease Agreement between M&I Data Services, a division of Marshall
              & Ilsley Corporation, and Avis Centre Twelve, L.L.C. dated as of
              March 13, 2000 (assigned to the Registrant)
    10.17(b) Rider to Lease Agreement between M&I Data Services, a division of
              Marshall & Ilsley Corporation, and Avis Centre Twelve, L.L.C.
              dated as of March 13, 2000 (assigned to the Registrant)
    10.18    Lease Agreement between M&I Data Services, a division of Marshall
              & Ilsley Corporation, and Highwoods Realty Limited Partnership, d/b/a Highwoods Properties, dated as of October 14, 1999
              (assigned to the Registrant)
    10.19(a) Lease Agreement between M&I Data Services, a division of Marshall
              & Ilsley Corporation, and TIAA Realty, Inc. dated as of February
              15, 1999 (assigned to the Registrant)
    10.19(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and TIAA Realty, Inc.
              dated as of June 14, 2000 (assigned to the Registrant)
    10.20(a) Lease Agreement between M&I Data Services, a division of Marshall
              & Ilsley Corporation, and Teachers Insurance and Annuity
              Association of America dated as of July 1, 1995 (assigned to the Registrant)
    10.20(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and TIAA Realty, Inc.
              (successor in interest to Teachers Insurance and Annuity
              Association of America) dated as of June 30, 1999 (assigned to the Registrant)
    10.21(a) Lease Agreement between M&I Data Services, a division of Marshall
              & Ilsley Corporation, and Teachers Insurance and Annuity
              Association of America dated as of February 4, 2000 (assigned to the Registrant)

    Exhibit
     Number  Document Description
    10.21(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and Teachers Insurance
              and Annuity Association of America dated as of July 24, 2000
              (assigned to the Registrant)
    10.22    Form of Branch Automation Agreement between the Registrant and
              Marshall & Ilsley Corporation dated as of July 1, 2000
    10.23    Form of Independent Sales Organization and Services Agreement
              between the Registrant and Marshall & Ilsley Corporation dated as
              of          , 2000
    10.24    Agreement between Moneyline Express, Inc. and Digital Insight LLC dated as of February 27, 1997 (assigned to the Registrant)
    10.25(a) Master Bill Payment Services Agreement between the Registrant and
              Spectrum EBP, L.L.C. dated August 18, 2000
    10.25(b) Founding Member Agreement between the Registrant and Wells Fargo
              Bank, N.A. dated August 18, 2000
    10.25(c) Founding Member Agreement between the Registrant and The Chase
              Manhattan Bank dated August 18, 2000
    10.25(d) Founding Member Agreement between the Registrant and First Union
              National Bank dated August 18, 2000
    21.1     Subsidiaries of the Registrant(1)
    23.1     Consent of Arthur Andersen LLP
    23.2     Consent of Godfrey & Kahn, S.C. (contained in Exhibit 5.1)
    24.1     Powers of Attorney (included on signature page)(1)
    27.1     Financial Data Schedule
    99.1     Consent of Dennis J. Kuester pursuant to Rule 438 of the
              Securities Act(1)
    99.2     Consent of James B. Wigdale pursuant to Rule 438 of the Securities
              Act(1)

   ---------------------

   (1) Previously filed.

     (b) Financial Statement Schedules

     All schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of a schedule or because the information required is included in the financial statements of the Registrant or the notes thereto or the schedules are not required or inapplicable under the related instructions.

Item 17. Undertakings

     (a) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on September 8, 2000.

                                          Metavante Corporation

                                                 /s/ Joseph L. Delgadillo
                                          By: _________________________________
                                                    Joseph L. Delgadillo,
                                                President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

                Name                                 Title                        Date
                ----                                 -----                        ----


     /s/ Joseph L. Delgadillo        President and Chief Executive         September 8, 2000
____________________________________ Officer (Principal Executive Officer)
        Joseph L. Delgadillo         and Director

       /s/ Peter J. Tallian          Chief Financial Officer and Executive September 8, 2000
____________________________________ Vice President, Finance and
          Peter J. Tallian           Administration Group (Principal
                                     Accounting Officer)

                               INDEX TO EXHIBITS

 Exhibit
 Number  Document Description
  1.1    Form of Underwriting Agreement
  3.1    Form of Restated Articles of Incorporation of the Registrant(1)
  3.2    Bylaws of the Registrant(1)
  4.1    Form of Common Stock Certificate
  5.1    Opinion of Godfrey & Kahn, S.C.
 10.1    Registrant's 2000 Stock Incentive Plan
 10.2    Form of Employment Agreement between the Registrant and Joseph L.
          Delgadillo dated as of           , 2000
 10.3(a) Form of Two Year Change of Control Agreement
 10.3(b) Form of Three Year Change of Control Agreement
 10.4    Form of Administrative Services Agreement between the Registrant and
          Marshall & Ilsley Corporation dated as of July 1, 2000
 10.5    Reorganization Agreement between the Registrant and Marshall & Ilsley
          Corporation dated as of July 13, 2000
 10.6    Form of Registration Rights Agreement between the Registrant and
          Marshall & Ilsley Corporation dated as of           , 2000
 10.7    General Assignment and Assumption Agreement between the Registrant and
          Marshall & Ilsley Corporation dated as of July 1, 2000
 10.8    Form of Tax Sharing Agreement between the Registrant and Marshall &
          Ilsley Corporation dated as of July 1, 2000
 10.9    Form of Employee Matters Agreement between the Registrant and Marshall
          & Ilsley Corporation dated as of July 13, 2000
 10.10   Form of Lease Agreement between the Registrant and M&I Support
          Services, Inc. dated as of           , 2000
 10.11   Form of Outsourcing Agreement between the Registrant and Marshall &
          Ilsley Corporation dated as of July 1, 2000
 10.12   Form of Professional Services Agreement between the Registrant and
          Marshall & Ilsley Corporation dated as of July 1, 2000
 10.13   Form of Banking Services Agreement between the Registrant and Marshall
          & Ilsley Corporation dated as of July 1, 2000
 10.14   License Agreement between Marshall & Ilsley Corporation and A2D, L.P.
          dated as of May 9, 2000 (assigned to the Registrant)(1)

 Exhibit
  Number  Document Description
 10.15(a) Lease Agreement between M&I Data Services, Inc. and Ameritech dated as of March 25, 1994 (assigned to the Registrant)
 10.15(b) Amendment No. One to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and Wisconsin Bell, Inc., d/b/a Ameritech Wisconsin, dated as of September 14, 1998 (assigned to the Registrant)
 10.16(a) Lease Agreement between M&I Data Services, a division of Marshall &
           Ilsley Corporation, and The Brewery Works, Inc. dated as of March 9,
           2000 (assigned to the Registrant)
 10.16(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and The Brewery Works,
           Inc. dated as of March 28, 2000 (assigned to the Registrant)
 10.16(c) Second Amendment to Lease Agreement between the Registrant and The
           Brewery Works, Inc. dated as of August 31, 2000
 10.17(a) Lease Agreement between M&I Data Services, a division of Marshall &
           Ilsley Corporation, and Avis Centre Twelve, L.L.C. dated as of March
           13, 2000 (assigned to the Registrant)
 10.17(b) Rider to Lease Agreement between M&I Data Services, a division of
           Marshall & Ilsley Corporation, and Avis Centre Twelve, L.L.C. dated as of March 13, 2000 (assigned to the Registrant)
 10.18    Lease Agreement between M&I Data Services, a division of Marshall &
           Ilsley Corporation, and Highwoods Realty Limited Partnership, d/b/a
           Highwoods Properties, dated as of October 14, 1999 (assigned to the
           Registrant)
 10.19(a) Lease Agreement between M&I Data Services, a division of Marshall &
           Ilsley Corporation, and TIAA Realty, Inc. dated as of February 15,
           1999 (assigned to the Registrant)
 10.19(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and TIAA Realty, Inc.
           dated as of June 14, 2000 (assigned to the Registrant)
 10.20(a) Lease Agreement between M&I Data Services, a division of Marshall &
           Ilsley Corporation, and Teachers Insurance and Annuity Association of America dated as of July 1, 1995 (assigned to the Registrant)
 10.20(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and TIAA Realty, Inc.
           (successor in interest to Teachers Insurance and Annuity Association of America) dated as of June 30, 1999 (assigned to the Registrant)
 10.21(a) Lease Agreement between M&I Data Services, a division of Marshall &
           Ilsley Corporation, and Teachers Insurance and Annuity Association of America dated as of February 4, 2000 (assigned to the Registrant)

 Exhibit
  Number  Document Description
 10.21(b) First Amendment to Lease Agreement between M&I Data Services, a division of Marshall & Ilsley Corporation, and Teachers Insurance and Annuity Association of America dated as of July 24, 2000
           (assigned to the Registrant)
 10.22    Form of Branch Automation Agreement between the Registrant and
           Marshall & Ilsley Corporation dated as of July 1, 2000
 10.23 Form of Independent Sales Organization and Services Agreement between the Registrant and Marshall & Ilsley Corporation dated as of
             , 2000
 10.24 Agreement between Moneyline Express, Inc. and Digital Insight LLC dated as of February 27, 1997 (assigned to the Registrant)
 10.25(a) Master Bill Payment Services Agreement between the Registrant and
           Spectrum EBP, L.L.C. dated August 18, 2000
 10.25(b) Founding Member Agreement between the Registrant and Wells Fargo
           Bank, N.A. dated August 18, 2000
 10.25(c) Founding Member Agreement between the Registrant and The Chase
           Manhattan Bank dated August 18, 2000
 10.25(d) Founding Member Agreement between the Registrant and First Union
           National Bank dated August 18, 2000
 21.1     Subsidiaries of the Registrant(1)
 23.1     Consent of Arthur Andersen LLP
 23.2     Consent of Godfrey & Kahn, S.C. (contained in Exhibit 5.1)
 24.1     Powers of Attorney (included on signature page)(1)
 27.1     Financial Data Schedule
 99.1     Consent of Dennis J. Kuester pursuant to Rule 438 of the Securities
           Act(1)
 99.2     Consent of James B. Wigdale pursuant to Rule 438 of the Securities
           Act(1)

---------------------

(1)Previously filed.